
03018288


3M

PROUD PAST, BRIGHT FUTURE

A CENTURY OF INNOVATION

2002 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

Years ended December 31
(Dollars in millions, except per share amounts)

	2002			2001		
	Excluding non-recurring items	Non-recurring items*	Reported total	Excluding non-recurring items	Non-recurring items*	Reported total
Net sales	$16,332	$ —	$16,332	$16,054	$ —	$16,054
Operating income (loss)	3,248	(202)	3,046	2,777	(504)	2,273
Net income (loss)	2,082	(108)	1,974	1,742	(312)	1,430
Weighted average diluted shares (in millions)			395.5			399.9
Net income per diluted share			$ 4.99			$ 3.58
Research, development and related expenses			$ 1,070			$ 1,084
Capital expenditures			763			980
Dividends per share			2.48			2.40
Number of employees			68,774			71,669

*2002 and 2001 non-recurring items primarily relate to the 2001 restructuring plan. Reference should be made to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section in the 2002 Annual Report on Form 10-K for additional information concerning non-recurring items.




A CENTURY
of INNOVATION

A CENTURY OF INNOVATION

In 2002, we celebrated our 100th anniversary — a century of innovation. In the years since our successful introduction of the world's first waterproof sandpaper, we've evolved into a diversified technology company with leading positions in a broad range of important markets. Today, we produce thousands of innovative products and have companies in more than 60 countries. In extending our market reach, 3M's formula for success has remained the same: first, identify customer needs, and second, use 3M technology to pioneer innovative solutions to meet these needs. We've achieved consistent, profitable growth by creating innovative products, establishing strong relationships with customers and boosting operational efficiency. At the same time, we've created a culture that promotes employee pride and well-being, fosters integrity, and supports social and environmental responsibility.

To Our Shareholders

For 3M, 2002 was a year of significant accomplishment. Against a backdrop of economic uncertainty and slow growth around the world, 3Mers demonstrated their values and character by focusing on the fundamentals — operating excellence, organic growth, leveraging our international strength and leadership development.



2002 Results

In the year in which 3Mers around the world proudly celebrated 3M's 100th anniversary, we took several important steps forward:

- We announced the reorganization of the company into seven major businesses, effective January 1, 2003, to move us more quickly into larger, higher-growth markets. And in doing so, we gave some of our best emerging leaders opportunities to make larger contributions.
- We fully integrated Six Sigma, making it part of the fabric of the company. As of year-end, more than 3,300 active Six Sigma projects were directly driving improvement in our business units, and operating management had closed more than 1,200 projects, a big increase over the previous year.
- We jump-started the 3M Acceleration initiative, which is designed to drive faster growth. We're encouraged by early 3M Acceleration successes like Optical, Pharmaceuticals, Dental, and Construction and Home Improvement Markets, and by the impact this initiative is beginning to make on our top line.
- We completed several strategic acquisitions to accelerate growth and bolster our international strength.
  - Corning Precision Lens, Inc., the world's leading supplier of optical lens sets used in projection televisions, is now 3M Precision Optics, Inc.
  - In Dental, we purchased the remaining 43 percent of our joint venture with ESPE Dental AG, completing one of our most successful acquisitions ever.
  - In early 2003, we purchased NEC's interest in Sumitomo 3M, our company in Japan, giving us 75 percent ownership.

While the reorganization, the continued integration of our initiatives and the acquisitions are noteworthy, I'm *most* pleased that we were able to deliver solid results under tough conditions and build some momentum going forward.

Net income totaled $1.974 billion, or $4.99 a share, up from $1.430 billion, or $3.58 per share, in 2001. Excluding non-recurring items, we increased net income by about 20 percent. We generated $2.2 billion in free cash flow, which we define as cash provided by operating activities less capital expenditures, *after* making a voluntary cash contribution to our pension funds of nearly $1.1 billion.

Our balance sheet remains strong, expanding our range of strategic options. Speed, flexibility and the ability to act opportunistically have never been more important.

Operating Excellence

We achieved these results chiefly through operational excellence, and especially through the success of our five initiatives — Six Sigma, 3M Acceleration, eProductivity, Global Sourcing Effectiveness, and Indirect Cost Control. Together, they had a combined impact of more than half a billion dollars in 2002.

The credit goes to our employees, who drove the initiatives hard from the start and helped them gain almost immediate traction. We realized the impact of the initiatives more quickly than planned, and I'm very pleased with the results.

But we are not declaring victory by any means. We're staying intensely focused on operational excellence going forward. In fact, this year we expect the initiatives to contribute $300 million incrementally compared to 2002, and all five initiatives will be critical to achieving our goal.

Rejuvenating Organic Growth

At the same time, we realize that efficiency alone cannot generate growth, so we're driving organic growth as hard as we're driving operational excellence. For example, we invested close to $1.1 billion in research and development and related expenses in 2002. Even under difficult circumstances, we will *not* back off from investing in our future. And as never before, our future will be shaped by our ability to connect with our customers and by our ability to innovate.

Our 3M Acceleration initiative is helping us to not only secure the process of innovation — one of 3M's enduring strengths — but to build on it. We're rejuvenating innovation by digging into the New Product Introduction process itself. We recognize that it is really comprised of two processes:

- The number of quality ideas on the front end, and we're challenging ourselves to double that flow.
- Improving speed, efficiency and success when we launch products, with a goal of three times the impact on the back end.

Against these goals, we've established metrics and set some tough objectives for ourselves. The integration of Six Sigma tools into the new product development process will ensure that the voice of the customer is at the heart of our process.

I'm convinced that we'll see a greater percentage of customer-inspired products, more market-driven opportunities and higher-impact projects. In other words, we're working to create a renaissance of innovation at 3M — a renaissance that is *directly connected to and reflected in real growth.*

Leveraging International Strength

Our growth will derive not only from faster and more customer-focused innovation, but also through 3M's unequalled ability to leverage innovation around the world. As demonstrated for decades, 3M is uniquely capable not only of successfully establishing companies around the world, but also of replicating its culture of innovation and excellence everywhere. Today, we have companies in more than 60 countries, and we do business in more than 200. Representing today more than half of our sales and profits, international also represents our single-largest growth opportunity.

Our powerful brands and broad range of product offerings are serving us well in long-established entities like Sumitomo 3M, our Japanese company and our largest subsidiary. Sumitomo 3M has a long history of outperforming the local economy by building unusually close connections with customers and by maintaining world-class manufacturing and distribution.

But our largest and most exciting opportunities are in the world's emerging economies, where 3M's unique and diverse product mix infuses innovation into developing countries. We are aggressively driving growth in dynamic markets like China, Korea and Eastern Europe, and our companies there will continue to get all the resources they need to succeed.

We will fully capitalize on our entire international opportunity through accelerated growth plans aimed at both expanding our presence and increasing our penetration.

Leadership Development

To energize and sustain growth, we need energized leadership, and leadership development remains at the top of the 3M agenda. We're making real progress toward our goal of developing the best generation of leaders in 3M's 100-year history.

For example, the reorganization provided an opportunity to name some of our best homegrown talent to lead our newly created businesses. The Accelerated Leadership Development Program — now in its second year — continues to inspire participants and senior management alike. Its dynamic content and interactive format are energizing potential leaders from around the world.

The initiatives themselves are providing unique leadership experiences, especially Six Sigma. Today, the first wave of employees schooled in Six Sigma is bringing new tools and management skills to our everyday operations.

For me, it is particularly gratifying to see that our leadership attributes have become part of the fabric of the company and integral to the leadership assessment process. Today, 3Mers around the world embrace the concepts of chart the course, raise the bar, energize others, resourcefully innovate, live 3M values and deliver results. In summary, we have a very strong leadership team committed to making itself even stronger.

Resolve and Commitment

Above all, the leadership team and all 3Mers are committed to *results*, and we're increasingly confident in our ability to deliver results. We are confident that we can drive improved top-line growth through new product development, Six Sigma, sales and marketing strength, and international expansion and penetration.

We are confident that, through the initiatives, we will achieve double-digit earnings growth in 2003, despite the uncertain global economic and political landscape. And we are confident in our ability to make our balance sheet even stronger, with a renewed emphasis on generating cash. I have complete confidence because every day I work with a team that is energized and excited. The pride 3Mers have in our recent performance is matched only by our commitment to increase value for our shareholders.

I want to recognize the accomplishments of four longtime 3M leaders who announced their retirements in 2002: John Benson, executive vice president, Health Care Markets; Paul Guehler, vice president, Research and Development; John Ursu, senior vice president, Legal Affairs and General Counsel; and Ron Weber, executive vice president, Transportation, Graphics and Safety Markets. These leaders set very high standards for themselves and their people, and delivered consistent results. We thank them for their many accomplishments and congratulate them for their outstanding careers. They are all unique and important figures in the history of this company.

Finally, I want to thank 3Mers around the world. We have a tremendous global team working hard and working together to build on our hard-earned momentum.



W. James McNerney, Jr.
Chairman of the Board and Chief Executive Officer
February 10, 2003



1902



1925



1948



1921


Scotchlite
FOR THOSE WHO WANT TO PUT Punch INTO OUTDOOR ADVERTISING

1939

A CENTURY OF INNOVATION

3M has vast technological, market, brand and people strengths, and we're known around the world for products that provide ingenious, practical solutions to customer needs. We use our more than two dozen technology platforms to meet needs that are both articulated and unarticulated. Throughout our history, we've created entirely new product categories, making life easier and better for people everywhere and driving solid 3M growth.

1902: 3M Founded
3M began operations in 1902 in northern Minnesota, mining minerals from the rocky shores of Lake Superior to make abrasives. The first sale of sandpaper — to the South Bend Toy Co. for $2 — was made in 1906.

1921: 3M™ Wetordry™ Sandpaper
3M™ Wetordry™ Sandpaper, the world's first waterproof sandpaper, reduced airborne dusts during automobile manufacturing, helping to improve worker safety. This revolutionary product also produced smoother car finishes. Today, 3M abrasives provide the finishing touch for a vast number of products and industries — from automobiles to silicon wafers for the semiconductor industry.

1925: Scotch® Masking Tape
Scotch® Masking Tape — 3M's first tape product — enabled automobile painters to achieve razor-sharp separations in two-tone paint jobs, which were popular at that time. Today, the global tape market stands at over $14 billion, and 3M is the No. 1 supplier globally. From masking tapes to medical tapes, we produce more than 1,000 varieties for industrial, consumer, office, health care and other markets.

1939: 3M™ Scotchlite™ Reflective Sheeting
Wherever there is traffic, there's a need for reflective materials to help safely guide motorists and pedestrians. 3M invented reflective sheeting, and we continue to set the standard in this large and growing market. Around the world, 3M™ Scotchlite™ Reflective Sheeting is the product of choice for traffic signs, license plates and markings used in construction workzones.

1948: 3M™ Surgical Drapes
3M invented the first surgical incise drape that created a sterile operative surface right up to the edge of the wound, helping to reduce the risk of infection. Drawing on 3M's broad technology base, we've also pioneered several other important firsts for the health care industry — from hypoallergenic medical tapes to tooth-colored dental fillings.


NEW!
SCOTCH-BRITE
SCOURING PAD
NYLON WEB

1958



1993


3M
Aldara
Cream, 5%

1997


NEW
RAIN & STAIN
REPELLER
WASHABLE
FABRICS

1956


Post-it
Notes
Notas
3M

1980



1992

1956: Scotchgard™ Protector
3M created the market for fabric protection when we launched Scotchgard™ Protector in 1956. Today, Scotchgard Protector is synonymous with protection for carpet, apparel and home furnishings. We continue to improve the formula for this product, and we're extending the Scotchgard product line to entirely new markets, such as wall, floor and other hard-surface protection.

1958: Scotch-Brite® Scour Pads
Scotch-Brite® Scour Pads, using 3M nonwoven technology, debuted in the late 1950s. Today, Scotch-Brite products are used to clean surfaces in homes, food service operations and industrial settings around the globe.

1980: Post-it® Notes
Post-it® Notes, utilizing 3M adhesive and coating technologies, created the market for repositionable notes and remain the market leader today. Originally introduced in three sizes, Post-it® Notes now come in eight standard sizes, 25 shapes and 62 colors. The line also includes Post-it® Flags, Post-it® Pop-Up Notes and Dispensers, Post-it® Easel Pads and other products. Currently, there are more than 600 Post-it® trademarked products sold in more than 100 countries.

1992: 3M™ Microflex Circuits
3M microinterconnect circuits allow electronic devices to be smaller, faster and more powerful. They're used in ink-jet printers, computers, cell phones, navigation displays and other electronic products.

1993: Vikuiti™ Brightness Enhancement Film
Vikuiti™ Brightness Enhancement Film set the standard for display brightness in laptop computers when it was introduced in 1993. Today, using 3M microreplication and multilayer film technologies, our films enhance the performance of a broad range of electronic displays — from computers and cell phones to LCD TVs and PDAs.

1997: Aldara™ (Imiquimod) Cream, 5%
The first in a family of unique immune response modifier (IRM) pharmaceuticals, Aldara™ (imiquimod) Cream, 5% is the only patient-applied treatment that actually combats the virus that causes genital warts, and it's the leading prescription treatment in its category. 3M's family of IRM drugs also holds potential to improve the treatment of other diseases and conditions that are prevalent among people around the world.

DISPLAY AND GRAPHICS BUSINESS

OPTICAL SYSTEMS

From cell phones and notebook computers to PDAs and LCD TVs, electronic devices are everywhere. Thanks to our proprietary Vikuiti™ Display Enhancement Films, the images displayed by these products are bright, colorful and easy to read. As an added plus, manufacturers of portable devices use our films to produce products with longer battery life. Manufacturers worldwide incorporate our films directly into the design of their products.

In 2002, we extended our reach in the rapidly growing display industry with the acquisition of Corning Precision Lens, Inc., the world's leading manufacturer of lenses for projection televisions. These lenses are critical to TV picture quality and are the product of choice for major projection television manufacturers worldwide. Adding the business — now known as 3M Precision Optics, Inc. — broadens our offerings for a rapidly growing segment of the consumer television market. We now serve the full spectrum of display sizes.

We're also a leading manufacturer of touch screens and touch monitors, as well as computer filters that ensure viewing privacy. 3M touch solutions, marketed under the MicroTouch brand name, simplify the interaction between people and computers by providing a friendly and intuitive touch interface. These touch products are widely used in retail, banking, entertainment and other markets worldwide, owing to their versatility, durability and customer-driven design.

We expect continued rapid growth in our Optical Systems business, driven by strong consumer demand for display and touch products, an unparalleled technology base and strong relationships with customers.


Vikuiti™
Display Enhancement
™

Health Care Business

PHARMACEUTICALS AND DENTAL PRODUCTS

Our pharmaceuticals business is growing rapidly, driven by a unique family of compounds called immune response modifiers (IRMs). This innovative class of drugs stimulates the body's immune system to fight virus-infected cells and tumor cells. Our first approved IRM — Aldara™ (imiquimod) Cream, 5% — is a self-administered, patient-friendly prescription drug that clears up genital warts and can be applied in the privacy of the home. In addition, we recently announced positive clinical results in pivotal Phase III studies of Aldara cream for multiple actinic keratoses and superficial basal cell carcinoma — potentially serious skin conditions caused by sun damage. Looking ahead, we're also developing additional IRM molecules that hold potential to improve the treatment of other medical conditions.

Our dental products business also continues to post strong growth. 3M ESPE is a pioneer in tooth-colored restoratives, cements, impression materials, adhesives and other products. Our new Filtek™ Supreme Universal Restorative — based on nanotechnology — is a revolutionary development specifically designed to meet dentists' increased demand for easier, higher-quality aesthetic restorations. And RelyX™ Unicem Universal Resin Cement represents a new class of self-adhering materials, providing dentists with the widest possible range of cementing options for crowns, bridges and other procedures. 3M Unitek, a 3M subsidiary, is a leader in the orthodontic market, offering a broad line of innovative products, including light-cured adhesives and appliances with pre-applied adhesives.


3M
Aldara
(IMIQUIMOD)
Cream, 5%
12
For external use only
3M ESPE
Universal Restorative
A2B

INDUSTRIAL BUSINESS

INDUSTRIAL ADHESIVES AND TAPES

Industrial tapes and adhesives were the path to some of 3M's earliest successes, and they continue to be a major avenue for growth today. By applying and combining wide-ranging technologies, 3M offers customers advanced solutions to their masking, bonding, packaging and protection needs. Our extensive product line is an integral part of virtually every industry — from aerospace to food manufacturing — and today is redefining how goods are designed, constructed and shipped.

In the construction industry, 3M™ Accentrim™ Tape Products create the look of beveled glass at lower cost. Windows, doors and mirrors acquire depth and quality without the need for expensive glass cutting. Strength is another key requirement for customers, and again, 3M solutions are leading the charge. 3M™ VHB™ Tapes offer adhesive systems that can be used as alternatives to spot welding, rivets and mechanical fasteners in such diverse industries as marine, specialty vehicle and commercial signage. Another boon for design engineers is the company's structural adhesives that attach hard-to-bond plastics. These adhesives open the door for engineers to use economical plastics in innovative new ways.

Consumer electronics and other industries benefit from 3M's bonding and converting expertise. From cell phones and PDAs to cameras and computers, 3M adhesive technologies contribute to advanced product design and ease of use. And, in the packaging arena, 3M solutions range from tapes designed to thwart tampering and theft to tapes that contain all the tracking information manufacturers need to quickly locate and recover products.

Electro and Communications Business

MICROINTERCONNECT CIRCUITS

Once considered luxuries, cell phones, PDAs and other electronic devices have become part of everyday life. 3M innovation is at the core of this exciting, fast-paced market. 3M microinterconnect circuits — a crucial component of today's electronics — connect IC chips and other components to achieve blazing speed and superior reliability.

Our custom flexible and rigid circuits help boost the performance and functionality of Internet servers, computer peripherals, disk drives, cell phones and navigation displays. These circuits help make possible the full-color LCD displays on cell phones, other mobile wireless devices and computer monitors. They also allow ink-jet printers to print high-quality color photographic images, and enable the high-speed data transmission that is essential for broadband communications.

The relentless drive for smaller and more sophisticated electronic tools is creating exciting new applications for 3M circuits. Our flexible circuits can be folded, making them ideal for use in such products as compact mobile phone displays and tiny digital hearing aids. We're also working with developers to create portable sensors for applications in agriculture, chemical analysis, medical diagnostics and fingerprint recognition.

We combine wide-web precision coating and materials expertise from across the company, and apply our proprietary metal-to-polymer adhesion technology, to provide the world's electronics manufacturers with the very best microinterconnect solutions, helping to improve communications and productivity for people the world over.



Safety, Security and Protection Services Business

CONSUMER SAFETY AND LIGHT MANAGEMENT

Concern for personal safety is producing strong demand for our proprietary window films. 3M™ Scotchshield™ Safety and Security Window Film Ultra 600, using 3M multilayer film technology, is unsurpassed in its ability to hold glass in place after it's been struck. Applied to the inside of windows, this ingenious film system helps prevent windows from becoming flying shards of glass if glass is broken by hurricanes, natural gas explosions, bombs or other forceful impacts. That's important, because it's generally not the wind or explosions that cause most injuries or death; it's the flying shards of glass.

Scotchshield window film products are widely used at airports, embassies, military bases, government buildings and other facilities around the world where safety is a major concern. These films are also used on buildings, buses and trains to mitigate vandalism. Our films also provide sun control, generating important energy savings and preventing carpets, drapes and furniture from fading.

3M technologies also create innovative lighting solutions, opening up entirely new markets for the company. 3M light piping technology provides brighter, more uniform lighting, which is also more energy-efficient than conventional lighting. Using this technology, we're developing unique solutions for architectural design, advertising displays, facilities management, commercial and residential lighting, and transportation safety. Recently, 3M and a leading global advertising company began a multimillion-dollar partnership to build advertising displays using 3M's innovative technology. In this and other market segments, we're ushering in a new era of light management — one that's creating novel solutions for customers around the world.


See the world
in a whole new light
3M

CONSUMER AND OFFICE BUSINESS

3M™ DIGITAL WALLDISPLAY

Post-it® Notes revolutionized office communications around the world. Now, the unique 3M™ Digital WallDisplay is sparking another sweeping change in the way work gets done. Part multimedia projector, part electronic whiteboard and part touch screen, the multifaceted Digital WallDisplay integrates the functions of multiple audiovisual tools into a single, easy-to-use system. It lets users — whether in the same room or on different continents — share multimedia content and, if necessary, change it together instantaneously.

The Digital WallDisplay is ideal for any scenario that requires group collaboration and information sharing. Thanks to 3M's proprietary optical, mechanical and electrical designs, the system displays video, charts, text and other images that are always sized correctly and clearly focused. And the 60-inch screen guarantees a clear view from anywhere in the room.

Without wasted time and distractions, the audience can focus on content. Little wonder, then, that the Digital WallDisplay received enthusiastic reviews when it was introduced to office employees and business managers in 2002. Since the launch, it has also earned ardent fans among teachers, professional sports organizations, military personnel and others whose jobs depend on clear, efficient and timely communication.


Category Review
Category Review

TRANSPORTATION BUSINESS

AUTOMOTIVE SOLUTIONS

3M's relationship with the automotive industry dates to the early 1920s, when we pioneered two breakthroughs — 3M™ Wetordry™ Sandpaper and Scotch® Masking Tape. Today, we offer automotive customers more than 1,000 products — from super-strong adhesives and durable graphics to protective films and insulated mounts for catalytic converters. We serve customers via a global network of more than two dozen automotive centers located near their manufacturing operations. Drawing on 3M's broad technology base, we continue to help manufacturers improve the appearance, performance and comfort of vehicles.

Among our recent groundbreaking products is 3M™ Scotchcal™ Comply™ Blackout Film. This durable material replaces paint on car pillars and window sashes. The film is more aesthetically pleasing than paint and reduces the number of required passes through the paint cycle. Use of 3M's adhesive and microreplication technologies makes the film easy to apply.

Another significant industry advance is 3M™ Solar Reflecting Film. Laminated in automotive glass, this clear, nonmetallic, multilayer film increases passenger comfort and helps improve fuel economy by reflecting the sun's heat-producing rays. The film, one of the winners of the 2003 PACE Award for automotive supplier innovation, currently is being used in BMW 7-Series vehicles and the Porsche Cayenne SUV.

3M double-sided foam tapes are widely used by automakers to attach side moldings and primary and secondary weatherseals without the need for mechanical fasteners. Our newest generation — 3M™ Acrylic *Plus* Foam Tape — offers a more pleasing color and an even higher level of performance.


RPM x 1000

Our Brands

A VALUABLE ASSET THAT INCREASES GLOBAL RECOGNITION, SALES AND EFFICIENCY

3M's portfolio of brands is a key strength and an important growth driver. Our brands deliver promises that enhance customer trust and loyalty, adding to our sales and helping us get the most out of our advertising and merchandising investment.

The 3M brand — our authority brand — is strong worldwide, promising practical and ingenious solutions that help customers succeed. Our 10 strategic brands — Command™, Dyneon™, Filtrete™, Post-it®, Nexcare™, Scotch®, Scotch-Brite®, Scotchgard™, Scotchlite™ and Scotchprint® — all deliver distinctive promises to their respective markets. For example, the Scotchgard brand promises to keep things looking good longer. The Nexcare brand promises better first-aid solutions that help you get on with your life. And the Filtrete brand promises innovative air filtering solutions for a cleaner indoor air environment.

We continue to strengthen our brands. This helps us sustain leading positions in existing markets, and also enables us to successfully enter new markets. The Scotch-Brite brand — a leader in consumer, industrial and food service markets — offers a good example of how this works. Recently, this brand developed a new design concept for handled cleaning products — a large category with tremendous global growth potential for 3M. The uniqueness 3M brings involves switchable cleaning heads. There are four heads — a sponge, a multi-purpose scrubber, a heavy-duty scrubber and a bristle brush. All four heads can be inserted into a single handle to give consumers the right scrubbing power for each cleaning job. These new Scotch-Brite products come with several types of handles, all of which are sleek and ergonomic for a stylish appearance and comfortable use.


Air Cleaning Filter
Outperforms All Other
Nexcare
FIRST AID
Comfort
抗菌
スコッチ・ブライト
Scotch-Brite
Scotch
Magic Tape
3M
Command
Post-it
654RP
Notes
Notas
3M



Our Community Involvement and Environmental Progress

3M IS COMMITTED TO BEING A SOCIALLY AND ENVIRONMENTALLY RESPONSIBLE NEIGHBOR

As we approach the 50th anniversary of the 3M Foundation, our active community involvement continues to have a positive effect on the educational, social and environmental quality of life wherever 3M employees live and work. During 2002, we invested more than $43 million through grants from 3M and the 3M Foundation and donations of 3M products.

Equally strong and established is our employee volunteer program, which spans nearly 50 years. Today, this award-winning effort is a model for other companies. We are proud of the thousands of employees and retirees who volunteer in our communities every day, through 25 3M-affiliated organizations and other endeavors.

To honor the good work of our volunteers, the 3M Foundation makes donations in their names to the qualifying nonprofit organizations of their choice. In 2002, more than $300,000 in volunteer grants was awarded to nearly 740 organizations in 37 states. As a salute to all volunteers, 3M sponsored the National Conference on Community Volunteering and National Service, a premier training event for leaders in volunteer management. In acknowledgment of these efforts, the prestigious Points of Light Foundation Award for Excellence in Corporate Community Service was presented to 3M and its employees last year.

In 2002, we conducted the most successful United Way campaign ever. Despite a difficult economy, employees gave at record levels. Together, the 3M Foundation and 3M employees contributed more than $6.7 million to local United Way organizations. Meanwhile, the 3M Foundation matched more than 7,000 employee and retiree gifts to 850 higher education and public broadcasting organizations. In all, these gifts totaled more than $1.8 million.

Continuing our long-standing support of education and the arts, 3M and the 3M Foundation donated $1 million in cash and innovative 3M products to the Smithsonian Institution for the nation's first National Museum of the American Indian in Washington, D.C. Scheduled to open in 2004, the museum will portray Native American life, history, arts and culture. Another 2002 highlight builds on an earlier award to the National Council on Economic Education. The initial grant developed a middle-school curriculum, and this new funding supports teacher training designed to help students across the United States connect math, economics and personal finance in preparation for their lives as savers, investors, consumers, producers and informed citizens.

We are in the second year of a three-year partnership with The Nature Conservancy. This partnership supports land acquisition and wildlife preservation projects in Minnesota and Texas through a $5.1 million grant from the 3M Foundation. An additional grant of $250,000 supports The Nature Conservancy's 50th anniversary traveling exhibit, called "The Last Great Places," which continues a national tour through 2004. Our environmental stewardship also provided $200,000 to support local projects in 3M communities nationwide over the past two years.

Environmental Progress

3M has long understood that our long-term success depends, in part, on the principles of sustainable development. This means meeting the needs of customers, employees and communities today, while respecting the ability of future generations to meet their needs, too.

There's no better example of this than our well-known Pollution Prevention Pays (3P) program. Since 1975, more than 4,800 employee-driven 3P projects have prevented the generation of 1.6 billion pounds of pollutants, while saving the company $857 million. Our commitment to continuous improvement has helped us reduce volatile organic air emissions by 92 percent and manufacturing releases to water by 84 percent since 1990.

3M's expanded Environmental, Health and Safety Management System and new environmental targets build on the strengths of our past environmental, health and safety efforts. Together, they address our ongoing commitment to continuous improvement and sustainable growth. This system requires that all 3M businesses develop environmental, health and safety action plans, and track results.

Integral to the program's success is 3M's Life Cycle Management effort. This system ensures that appropriate consideration is given to environmental, health and safety issues throughout every stage of a product's life cycle — from design and manufacturing through customer use and disposal. We anticipate that all 3M facilities that manufacture products for international commerce will become certified for International Standards Organization (ISO) 14001. Currently, 97 3M sites worldwide (78 percent) are ISO 14001 certified, and the remainder are actively pursuing certification.

3M AT A GLANCE

In 2002, we announced the reorganization of the company into seven major businesses to move us more quickly into larger, higher-growth markets. Effective January 1, 2003, management reporting for these new business segments will commence. Each of our seven businesses holds leading global market positions, is known for innovative products and strong customer service, and generates solid returns on investment.

Consumer and Office Business
We're a global leader in major segments of the consumer and office markets. Our major products include Scotch® Tapes, Post-it® Products, Scotch-Brite® Cleaning Products, O-Cel-O™ Sponges, Scotchgard™ Protectors, 3M™ Abrasives and Filtrete™ Filters. Our recent product breakthroughs include 3M™ Command™ Adhesive Products — which securely hold picture frames and other objects to walls, yet come off easily without damaging paint and wall surfaces — and the Filtrete™ Ultra Allergen Reduction Filter. This filter outperforms all other 1-inch furnace filters at capturing dust, mold spores, smoke and other allergens, and adds to our leading line of Filtrete filters that improve indoor air quality.

Display and Graphics Business
We're a worldwide leader in films for electronic displays, touch screens, commercial graphics, traffic control materials and other major markets. Our products include industry-leading Vikuiti™ Display Enhancement Films, 3M™ MicroTouch™ Touch Screens and Touch Monitors, Scotchprint® Graphics, and 3M™ Scotchlite™ Reflective Sheeting. Each of our businesses has a tradition of innovation and strong customer service.

Electro and Communications Business
We serve the electronics and telecommunications markets with products that speed the delivery of information and ideas, while also reducing costs. Among our innovative products for the electronics industry are flexible circuits used in ink-jet printers, computers, cell phones and other widely used products. We serve the telecommunications industry with connecting, terminating, testing and protecting products for both copper and fiber optic networks. We're also a leader in the electrical power market, supplying a broad range of high-quality tapes, connectors, insulating and conductive materials, and other important products.

Health Care Business
We're a leading global health care supplier, with a broad portfolio of products serving the hospital, alternate care, pharmaceutical, dental and other market segments. By drawing on 3M's strong technology base, we provide innovative products that help health care professionals deliver treatments that improve patients' lives cost-effectively. Our products include medical supplies, information systems, specialty pharmaceuticals, drug delivery systems, dental and orthodontic products, and products that support personal hygiene.

Industrial Business
We're a leader in a broad range of industrial products, with our innovative abrasives, tapes, adhesives, specialty chemicals and other products. We help manufacturers improve their businesses by achieving new levels of quality and operational efficiency. We use our range of technologies, products and services to provide a strong, unified resource for customers in a wide range of markets worldwide — from aerospace and plastics to metalworking and packaging.

Safety, Security and Protection Services Business
We help increase the safety, security and productivity of workers, facilities and systems around the world. We're the global leader in respirators for worker safety, with a broad line of comfortable-to-wear products and unparalleled response to customer needs. Our other major products include window films that enhance safety and energy-efficiency, security films that help thwart counterfeiting of documents, fire protection products, cleaning and protection products for commercial establishments, and roofing granules for asphalt shingles.

Transportation Business
3M's history with the transportation industry dates to the 1920s. Over the past eight decades, we've earned a reputation for providing high-quality products and services to automotive manufacturers, automotive body shops, the aerospace and marine industries, and other segments of the transportation market worldwide. Manufacturers use our tapes, adhesives, abrasives and other products to enhance cars, airplanes, boats and other vehicles.


NDC 0089-0610-12
3M
Aldara
(IMIQUIMOD)
For external use only
12
single-use packets


Post-it®
Notes
Notas


654RP


3M

DIRECTORS AND OFFICERS

DIRECTORS

W. James McNerney, Jr. (2001)
Chairman of the Board and Chief Executive Officer

Linda G. Alvarado (2000)
President and Chief Executive Officer, Alvarado Construction, Inc., commercial general contracting firm 1,4

Edward A. Brennan (1986)
Retired Chairman of the Board, President and Chief Executive Officer, Sears, Roebuck and Co., diversified company engaged in merchandising 2,3

Vance D. Coffman (2002)
Chairman of the Board and Chief Executive Officer, Lockheed Martin Corporation, defense contractor 1,2

Edward M. Liddy (2000)
Chairman, President and Chief Executive Officer, The Allstate Corporation, personal lines insurance company 1,2

Robert S. Morrison (2002)
Retired Vice Chairman, PepsiCo, and Retired Chairman, PepsiCo Beverages and Foods North America, food and beverage companies 2,3

Aulana L. Peters (1990)
Retired Partner, Gibson, Dunn & Crutcher LLP, law firm 1,4

Rozanne L. Ridgway (1989)
Former Assistant Secretary of State for Europe and Canada 2,3

Kevin W. Sharer (2001)
Chairman of the Board and Chief Executive Officer, Amgen Inc., biotechnology company 3,4

Louis W. Sullivan (1993)
President Emeritus, Morehouse School of Medicine 3,4

1 Audit Committee
2 Nominating and Governance Committee
3 Compensation Committee
4 Public Issues Committee

Numbers next to names indicate year first elected to the Board

CORPORATE OFFICERS

W. James McNerney, Jr.
Chairman of the Board and Chief Executive Officer

Ronald R. Belschner
Vice President, Engineering, Manufacturing and Logistics

Robert J. Burgstahler
Senior Vice President, Business Development and Corporate Services

Patrick D. Campbell
Senior Vice President and Chief Financial Officer

Joseph A. Giordano
Executive Vice President, International Operations

M. Kay Grenz
Vice President, Human Resources

Jay V. Ihlenfeld
Vice President, Research and Development

Steven J. Landwehr
Executive Vice President, Transportation Business

Moe S. Nozari
Executive Vice President, Consumer and Office Business

Frederick J. Palensky
Executive Vice President, Safety, Security and Protection Services Business

David W. Powell
Vice President, Marketing

Charles Reich
Executive Vice President, Health Care Business

Brad T. Sauer
Executive Vice President, Electro and Communications Business

James B. Stake
Executive Vice President, Display and Graphics Business

Harold J. Wiens
Executive Vice President, Industrial Business

Richard F. Ziegler
Senior Vice President, Legal Affairs and General Counsel

VICE PRESIDENTS

William G. Allen
Latin America, Africa and Canada

David P. Drew
Information Technology

Ronald G. Nelson
Controller

Inge G. Thulin
Europe and Middle East

Janet L. Yeomans
Mergers and Acquisitions

ADDITIONAL OFFICERS

Carolyn A. Bates
Assistant Secretary

Steven J. Beilke
Assistant Secretary

Thomas A. Boardman
Assistant Secretary

J. Mark Borseth
Treasurer

Gregg M. Larson
Secretary

EXECUTIVES

BUSINESS UNIT EXECUTIVES

CONSUMER AND OFFICE BUSINESS

John R. Baratto
Research and Development, Corporate Technology

JoAnn Fernandez
Office Supplies

Kirk C. Graves
Construction and Home Improvement Markets

Michael C. Harnetty
Protective Materials

Lynne E. Looney
Advertising, Public Relations and Design Services

Charles R. McCready
Stationery Products

L. Edward Shivitz
Home Care

Mark C. Sinnard
Visual Systems

DISPLAY AND GRAPHICS BUSINESS

Tom L. Chaffin
Traffic Control Materials

Alexander C. Cirillo, Jr.
Commercial Graphics

David E. Szkutak
3M Precision Optics, Inc.

Larry C. Thomason
Specialty Film and Media Products

Debra L. Wilfong
Research and Development, Corporate Technology

Andrew H. Wong
Optical Systems

ELECTRO AND COMMUNICATIONS BUSINESS

Mark K. Fuhrer
Telecom Access

Frank R. Little
Research and Development, Corporate Technology

Paul D. Steece
Electrical Products

John K. Woodworth
Electronic and Interconnect Solutions

James A. Woolley
Microinterconnect Systems

HEALTH CARE BUSINESS

James F. Burgess
Health Information Systems

Thomas R. Engels
3M ESPE

David S. June
Research and Development, Pharmaceuticals

Kevin K. Kuck
Personal Care and Related Products

Barry A. Labinger
Pharmaceuticals

J. Michael McQuade
Medical

John R. Sampson
Drug Delivery Systems

Gregg A. Vandesteeg
Research and Development, Corporate Technology

INDUSTRIAL BUSINESS

Joaquin Delgado
Research and Development, Corporate Technology

Michael L. Denoma
Supply Chain and Manufacturing Services

James E. Gregory
Dyneon

Paul C. Husby
Coated Abrasives

James T. Mahan
Industrial Adhesives and Tapes

William G. Matthews
Industrial Business Sales

Rosa M. Miller
Surface Conditioning

John F. Pohl
Industrial Services and Solutions

H. C. Shin
Electronics Markets Materials

Jesse G. Singh
Industrial Business Marketing

Jerry L. Walker
Specialty Materials Manufacturing

Larry A. Wendling
Performance Materials

SAFETY, SECURITY AND PROTECTION SERVICES BUSINESS

Gregory D. Linnerooth
Industrial Mineral Products

James J. Maskas
Commercial Care

Jerome W. McAllister
Research and Development, Corporate Technology

Herman E. Nauwelaerts
Occupational Health and Environmental Safety

Peter J. Swain
Safety and Security Systems

TRANSPORTATION BUSINESS

Wayne W. Brown
Automotive

Robert D. MacDonald
Automotive Aftermarket

Gregg A. Vandesteeg
Research and Development, Corporate Technology

INTERNATIONAL EXECUTIVES

Robert A. Brullo
United Kingdom and Ireland

Robert T. Doughty
Australia and New Zealand

Stig G. Eriksson
France

Juan P. Guarachi
Italy

Paul R. Hansen
Mexico

Ian Hardgrove
3M Canada Company

Joe E. Harlan
Sumitomo 3M Limited

Peter Hickman
Western Europe Marketing Subsidiaries

Reinhold Hiersemann
Germany

Jean Lobey
Six Sigma, Europe and Middle East

Raymond A. Longbottom
Safety, Security and Protection Services Business, Europe and Middle East North Africa

Kevin S. Ries
Industrial Business, Europe and Middle East North Africa

Paul D. Rosso
South and Southeast Asia, Australia and New Zealand

Antonius J. Theunissen
Brazil

Kurt Wiethoff
Health Care Business, Europe and Middle East North Africa

Kenneth Yu
China Region

STAFF AND SHARED SERVICES EXECUTIVES

Margaret E. Alldredge
Leadership Development and Learning

Janice K. Angell
Health and Benefits

Daniel D. Arndt
Corporate Auditing

Thomas F. Beddow
Public Affairs and Government Markets

Thomas A. Boardman
Office of General Counsel

Gerald A. Ericksen
Information Technology Applications

Dan E. Gahlon
Public Relations and Corporate Communications

Gary L. Griswold
Office of Intellectual Property Counsel, 3M Innovative Properties Company

Fred Harris, Jr.
Community Affairs and Workforce Diversity

Charles E. Harstad
Corporate Marketing

Tim R. Hoffmann
Administrative Services

Manley R. Johnston
International Technical Operations

Ernest J. King
Supply Chain Services and Operations

Roger H. D. Lacey
eBusiness and Corporate Planning and Strategy

Gregg M. Larson
Office of General Counsel

Ralph E. Larson
Engineering

Harold B. Laskin
Sourcing Operations

William J. Mahoney
Human Resources Operations

Katherine E. Reed
Environmental Technology and Safety Services

William J. Schmoll
Taxes

Steven C. Webster
Six Sigma

Larry R. Zobel
Medical

FINANCIAL SUMMARY

(Dollars in millions, except per share amounts)	**2002**	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
OPERATING RESULTS											
Net sales	**$16,332**	$16,054	$16,699	$15,723	$15,094	$15,133	$14,295	$13,516	$12,199	$11,099	$10,862
Operating income	**3,046**	2,273	3,058	2,956	2,039	2,675	2,491	2,221	2,095	1,796	1,811
Income from continuing operations	**1,974**	1,430	1,857	1,763	1,213	2,121	1,516	1,306	1,207	1,133	1,116
Per share – basic	**5.06**	3.63	4.69	4.39	3.01	5.14	3.63	3.11	2.85	2.61	2.55
Per share – diluted	**4.99**	3.58	4.64	4.34	2.97	5.06	3.59	3.09	2.84	2.59	2.54
Net income	**1,974**	1,430	1,782	1,763	1,175	2,121	1,526	976	1,322	1,263	1,233
Per share – basic	**5.06**	3.63	4.50	4.39	2.91	5.14	3.65	2.32	3.13	2.91	2.81
Per share – diluted	**4.99**	3.58	4.45	4.34	2.88	5.06	3.62	2.31	3.11	2.89	2.80
FINANCIAL RATIOS											
Percent of sales											
Cost of sales	**52.0%**	54.5%	52.6%	51.7%	53.2%	52.0%	52.0%	52.6%	51.2%	51.9%	51.5%
Selling, general and administrative expenses	**22.8**	25.1	23.6	23.5	23.5	23.7	24.0	23.9	24.8	24.7	25.2
Research, development and related expenses	**6.5**	6.8	6.6	6.7	6.8	6.6	6.6	6.5	6.8	7.2	7.4
Operating income	**18.7**	14.2	18.3	18.8	13.5	17.7	17.4	16.4	17.2	16.2	16.7
Income from continuing operations	**12.1**	8.9	11.1	11.2	8.0	14.0	10.6	9.7	9.9	10.2	10.3
Return on invested capital	**19.3**	14.3	19.2	19.1	13.0	18.0	17.3	16.3	17.4	16.0	16.8
Total debt to total capital	**36**	32	30	29	34	30	24	23	22	19	18
Current ratio	**1.4**	1.4	1.3	1.6	1.5	1.5	1.8	1.8	1.8	1.8	1.8
ADDITIONAL INFORMATION											
Cash dividends paid	**$ 968**	$ 948	$ 918	$ 901	$ 887	$ 876	$ 803	$ 790	$ 744	$ 721	$ 701
Per share	**2.48**	2.40	2.32	2.24	2.20	2.12	1.92	1.88	1.76	1.66	1.60
Stock price at year-end	**123.30**	118.21	120.50	97.88	71.13	82.06	83.00	66.38	53.38	54.38	50.31
Book value per share	**15.36**	15.55	16.49	15.77	14.77	14.64	15.08	16.44	16.04	15.16	15.06
Working capital	**1,602**	1,787	1,625	2,247	1,997	2,185	2,880	2,847	2,516	2,348	2,246
Total assets	**15,329**	14,606	14,522	13,896	14,153	13,238	13,364	14,183	13,068	11,795	11,528
Long-term debt (excluding current portion)	**2,140**	1,520	971	1,480	1,614	1,015	851	1,203	1,031	796	687
Capital expenditures	**763**	980	1,115	1,050	1,453	1,406	1,109	1,088	972	898	968
Depreciation	**854**	916	915	822	798	800	825	795	793	768	754
Research, development and related expenses	**1,070**	1,084	1,101	1,056	1,028	1,002	947	883	828	794	800
Number of employees at year-end*	**68,774**	71,669	75,026	70,549	73,564	75,639	74,289	85,313	85,296	85,940	86,793
Average shares outstanding basic (in millions)	**390.0**	394.3	395.7	402.0	403.3	412.7	418.2	419.8	423.0	434.3	438.2
Average shares outstanding diluted (in millions)	**395.5**	399.9	399.9	406.5	408.0	418.7	422.1	422.5	425.3	436.8	440.2

Cumulative effect of accounting changes and extraordinary items impact net income only, and are not included as part of income from continuing operations.

2002 results include non-recurring net losses of $202 million ($108 million after tax and minority interest), or 27 cents per diluted share, related to charges in connection with 3M's restructuring plan.

2001 results include non-recurring net losses of $504 million ($312 million after tax and minority interest), or 78 cents per diluted share, principally related to charges in connection with 3M's restructuring plan, acquisition-related charges, a reversal of a 1999 litigation accrual, and a net gain related to the sale of available-for-sale equity securities, partially offset by the write-down of available-for-sale equity securities.

2000 results include non-recurring net losses of $23 million ($15 million after tax), or 4 cents per diluted share, and a cumulative effect of accounting change related to revenue recognition that reduced net income by $75 million, or 19 cents per diluted share.

1999 results include non-recurring items of $100 million ($52 million after tax), or 13 cents per diluted share. Non-recurring items consist of a $73 million charge related to litigation; gains on divestitures of $147 million (net of an investment valuation adjustment); and a $26 million gain related to a change in estimate of the restructuring liability.

1998 results include restructuring charges of $493 million ($313 million after tax), or 77 cents per diluted share, and an extraordinary loss on early extinguishment of debt that reduced net income by $38 million, or 9 cents per diluted share.

1997 results include a gain of $803 million ($495 million after tax), or $1.18 per diluted share, on the sale of National Advertising Company.

*Includes both continuing and discontinued operations; decrease in 1996 primarily reflects Imation Corp. spin-off.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[√] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2002

Commission file number 1-3285

3M COMPANY

State of Incorporation: Delaware   I.R.S. Employer Identification No. 41-0417775
Executive offices: 3M Center, St. Paul, Minnesota 55144
Telephone number: (651) 733-1110

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock, Par Value $.01 Per Share	New York Stock Exchange
	Pacific Exchange
	Chicago Stock Exchange

Note: The common stock of the registrant is also traded on the Swiss stock exchange.

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes √ . No ___.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [√]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
Yes √ . No ___.

The aggregate market value of voting stock held by nonaffiliates of the registrant, based on the closing price of $124.55 per share as reported on the New York Stock Exchange-Composite Index was $48.6 billion on January 31, 2003 ($48.0 billion at June 30, 2002, based on the closing price of $123.00).

Shares of common stock outstanding at January 31, 2003: 389,978,865.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the company's definitive proxy statement for its annual meeting to be held on May 13, 2003, are incorporated by reference in this Form 10-K in response to Part III, Items 10, 11, 12 and 13.

This document (excluding exhibits) contains 79 pages.
The table of contents is set forth on page 2.
The exhibit index begins on page 75.

3M COMPANY
ANNUAL REPORT ON FORM 10K
TABLE OF CONTENTS

3M COMPANY
FORM 10-K
For the Year Ended December 31, 2002
PART I

Item 1. Business.

3M Company, formerly known as Minnesota Mining and Manufacturing Company, was incorporated in 1929 under the laws of the State of Delaware to continue operations, begun in 1902. The Board of "Minnesota Mining and Manufacturing Company" approved changing the company's name effective April 8, 2002, to "3M Company." The MMM ticker symbol remained the same. As used herein, the term "3M" or "company" includes 3M Company and its subsidiaries unless the context otherwise indicates.

The company files annual reports, quarterly reports, proxy statements, and other documents with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 (Exchange Act). The public may read and copy any materials that the company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including the company, that file electronically with the SEC. The public can obtain any documents that the company files with the SEC at http://www.sec.gov.

The corporation also makes available free of charge through its Internet website (http://investor.3M.com) the company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after the company electronically files such material with, or furnishes it to, the SEC.

General
3M is a diversified global company with a market presence in health care, safety, electronics, telecommunications, industrial, consumer and office, and other markets. 3M is an integrated enterprise characterized by substantial intercompany cooperation in research, manufacturing and marketing of products. 3M's business has developed from its research and technology in coating and bonding for coated abrasives, the company's original product. Coating and bonding is the process of applying one material to another, such as abrasive granules to paper or cloth (coated abrasives), adhesives to a backing (pressure-sensitive tapes), ceramic coating to granular mineral (roofing granules), glass beads to plastic backing (reflective sheeting), and low-tack adhesives to paper (repositionable notes).

3M is among the leading manufacturers of products for many of the markets it serves. In all cases, 3M products are subject to direct or indirect competition. Most 3M products involve expertise in product development, manufacturing and marketing, and are subject to competition from products manufactured and sold by other technically oriented companies.

At December 31, 2002, the company employed 68,774 people.

Distribution
3M products are sold through numerous distribution channels. Products are sold directly to users and through numerous wholesalers, retailers, jobbers, distributors and dealers in a wide variety of trades in many countries around the world. Management believes that the confidence of wholesalers, retailers, jobbers, distributors and dealers in 3M and its products, developed through long association with skilled marketing and sales representatives, has contributed significantly to 3M's position in the marketplace and to its growth. 3M has 214 sales offices worldwide, including 18 sales offices in the United States and 196 sales offices internationally.

Research, Patents and Raw Materials

Research and product development constitute an important part of 3M's activities. Products resulting from research and development have been a major driver of 3M's growth. Research, development and related expenses totaled $1.070 billion, $1.084 billion and $1.101 billion in 2002, 2001 and 2000, respectively. Research and development, covering basic scientific research and the application of scientific advances to the development of new and improved products and their uses, totaled $738 million, $745 million and $727 million in 2002, 2001 and 2000, respectively. Related expenses primarily include technical support provided by the laboratories for existing products.

Corporate research laboratories support research efforts of division and market laboratories. These corporate laboratories also engage in research not directly related to existing 3M product lines. Most major operating divisions have their own laboratories to improve existing products and develop new products. Research staff groups provide specialized services in instrumentation, engineering and process development. 3M also maintains an organization for technological development not sponsored by other units of the company.

3M is the owner of many domestic and foreign patents derived primarily from its research activities. 3M's business as a whole is not materially dependent upon any one patent, license or trade secret, or upon any group of related patents, licenses or trade secrets.

The company experienced no significant or unusual problems in the purchase of raw materials during 2002. It is impossible to predict future shortages of raw materials or the impact any such shortages would have.

Environmental Law Compliance

Most of 3M's manufacturing operations are affected by federal, state and local environmental laws. 3M has made, and plans to continue making necessary expenditures for compliance with applicable laws. 3M is also involved in remediation actions relating to environmental matters from past operations at certain sites (refer to Part I, Item 3, Legal Proceedings).

Environmental expenditures relating to existing conditions caused by past operations that do not contribute to current or future revenues are expensed. Liabilities for remediation costs are recorded on an undiscounted basis when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or the company's commitment to a plan of action. Environmental expenditures for capital projects that contribute to current or future operations generally are capitalized and depreciated over their estimated useful lives.

In 2002, 3M expended about $21 million for capital projects related to the environment. The comparable amount in 2001 was about $7 million. These amounts exclude expenditures for remediation actions relating to existing matters caused by past operations. Capital expenditures for environmental purposes have included pollution control devices—such as wastewater treatment plants, groundwater monitoring devices, air strippers or separators, and thermal oxidizers— at new and existing facilities constructed or upgraded in the normal course of business. Consistent with policies stressing environmental responsibility, average annual capital expenditures (other than for remediation projects) are presently expected to be about $70 million over the next two years for new or expanded programs to build facilities or modify manufacturing processes to minimize waste and reduce emissions.

While we cannot predict with certainty the future costs of such clean-up activities, capital expenditures or operating costs for environmental compliance, we do not believe they will have a material effect on our capital expenditures, earnings or competitive position.

Business Segments

Financial information and other disclosures relating to 3M's business segments and operations in certain geographic areas are provided in the Notes to Consolidated Financial Statements. 3M's six business segments bring together common or related 3M technologies, enhancing the development of innovative products and services and providing for efficient sharing of business resources. These segments have worldwide responsibility for virtually all 3M product lines. Certain small businesses and staff-sponsored products, as well as various corporate assets and unallocated corporate expenses, are not assigned to the business segments.

Transportation, Graphics and Safety Markets: This segment provides reflective sheeting, high-performance graphics, respirators, automotive components, security products and optical films.

In transportation safety, 3M provides reflective sheetings used on highway signs, vehicle license plates, construction workzone devices, trucks and other vehicles. Major commercial graphic products include equipment, films, inks and related products used to produce graphics for vehicles and signs. The company also sells maintenance-free and reusable respirators. Major automotive products include insulation components for catalytic converters; functional and decorative graphics; corrosion-resistant and abrasion-resistant films; tapes for attaching nameplates, trim and moldings; and fasteners for attaching interior panels and carpeting. Safety and security products include reflective materials that are widely used on apparel, footwear and accessories, enhancing visibility in low-light situations. Optical products include brightness enhancement films for electronic displays. Other products include spill-control sorbents, Thinsulate™ Insulation and Thinsulate™ Lite Loft™ Insulation, traffic control devices, electronic surveillance products, and films that protect against counterfeiting. In 2000 and early 2001, 3M acquired two touch screen companies, which added product offerings to the Optical Systems product line. In December 2002, 3M completed its acquisition of Corning Precision Lens, Inc., a manufacturer of lens systems for projection televisions. This acquisition also will be part of the Optical Systems product line.

Health Care Markets: Major product categories include medical and surgical supplies, infection prevention, microbiology, health information systems, pharmaceuticals, drug delivery systems, dental and orthodontic products, and mechanical and tape closures for disposable diapers.

In the medical and surgical area, 3M is a supplier of medical tapes, dressings and wound closures. In infection prevention, 3M markets a variety of surgical drapes, masks and preps, as well as sterilization assurance equipment. 3M also provides microbiology products, which make it faster and easier for food processors to test the microbiological quality of food. In health information systems, 3M develops and markets computer software for hospital coding and data classification, as well as related consulting services. The health care segment also provides other medical products, including orthopedic casting materials, electrodes and stethoscopes.

This segment also serves the pharmaceutical and dental markets, as well as manufacturers of disposable diapers. Pharmaceutical products include immune response modifiers, and respiratory and women's health products. Other products include drug delivery systems, such as metered-dose inhalers, transdermal skin patches and related components. Dental products include restoratives, adhesives, finishing and polishing products, crowns, impression material, preventive sealants, professional tooth whiteners, prophylaxis and orthodontic appliances. Other products include tape closures for disposable diapers, and reclosable fastening systems and other diaper components that help diapers fit better. In early 2001, 3M combined its German dental business with ESPE Dental AG, a leading German supplier of crowns, bridges and other dental products, and in December 2002, 3M purchased the remaining 43 percent minority interest of these operations.

Industrial Markets: Industrial products include a wide variety of coated and nonwoven abrasives, adhesives, pressure-sensitive tape, and specialty products.

Major product lines include vinyl, polyester, foil and specialty industrial tapes and adhesives; Scotch® Masking Tape, Scotch® Filament and Packaging Tape; packaging equipment; 3M™ VHB™ Bonding Tapes; conductive, low surface energy, hot melt, spray and structural adhesives; reclosable fasteners; label materials for durable goods; coated, nonwoven and microstructured surface finishing and grinding abrasives; and products for maintaining and repairing vehicles, boats, airplanes and other vehicles.

Consumer and Office Markets: Major consumer and office products include Scotch brand tapes; Post-it® Note products, such as Post-it® flags, Post-it® memo pads, Post-it® labels, and Post-it® Pop-up notes and dispensers; home care products, including Scotch-Brite® Scour Pad, Scotch-Brite® Scrub Sponge, Scotch-Brite® Microfiber Cloth products, and O-Cel-O™ Sponges and Scotchgard™ Fabric Protectors; energy control products; nonwoven abrasive materials for floor maintenance and commercial cleaning; floor matting; and home improvement products, including surface-preparation and wood-finishing materials, and Filtrete™ Filters for furnaces and air conditioners. Visual communication products serve the world's office and education markets with overhead projectors and transparency films, plus equipment and materials for electronic and multimedia presentations.

Electro and Communications Markets: This segment serves the electronics, telecommunications and electrical markets. Major electronic and electrical products include packaging and interconnection devices; insulating materials, including pressure-sensitive tapes and resins; and related items. These products are used extensively by manufacturers of electronic and electrical equipment, as well as in the construction and maintenance segments of electric utilities, telecommunications and other industries. 3M Microinterconnect Circuits utilize electronic packaging and interconnection technology, providing more connections in less space, and are used in inkjet print cartridges, cell phones and other electronic devices. This segment serves the world's telecommunications companies with a wide array of products for fiber-optic and copper-based telecommunications systems. These products include many innovative connecting, closure and splicing systems; maintenance products; and test equipment. In 2000, 3M acquired 91 percent (subsequently increased to 99 percent) of Quante AG, a telecommunications supplier. In the fourth quarter of 2000, 3M also acquired the multi-layer integrated circuit packaging line of W.L. Gore and Associates, and in early 2001 completed the acquisition of Robinson Nugent Inc., a manufacturer of electronic interconnects.

Specialty Material Markets: Major specialty materials include protective materials for furniture and fabrics; fire-fighting agents; fluoroelastomers for seals, tubes and gaskets in engines; engineering fluids; and high-performance fluids used in the manufacture of computer chips, and for electronic cooling and lubricating of computer hard disk drives. Other products include natural and color-coated mineral granules for asphalt shingles. In early 2003, 3M acquired 100 percent of the common shares of Solvay Fluoropolymers, with manufacturing facilities located in Decatur, Alabama.

In May 2000, 3M announced its intent to substantially phase-out production by the end of 2000 of the perfluorooctanyl chemistry used to produce certain repellents and surfactant products. These include many products previously sold under the Scotchgard brand, such as soil, oil and water repellent products for carpet, upholstery and fabrics; as well as other products including coatings used for oil and grease resistance on paper packaging; fire-fighting foams; and specialty compounds used in the manufacture of other products. The company has introduced alternatives for certain applications and industry segments, including carpet protection.

New Business Segments Reporting Effective January 1, 2003

In September 2002, 3M announced it would strategically realign its organization for faster growth and a closer focus on markets and customers. This realignment resulted in seven new reportable business segments compared to the current structure of six reportable business segments. These structural changes were driven by 3M's strategic planning process and represent an important step toward better access to its markets. Executive vice president appointments were effective October 1, 2002, but a three-month transition period was provided to realign the existing organization to the new structure. Internal management reporting for the new reportable business segments commenced January 1, 2003.

Executive Officers

Following is a list of the executive officers of 3M, their ages, present positions, the years elected to their present positions and other positions held during the past five years. No family relationships exist among any of the executive officers named, nor is there any arrangement or understanding pursuant to which any person was selected as an officer.

Name	Age	Present Position	Year Elected to Present Position	Other Positions Held During 1998-2003
W. James McNerney, Jr.	53	Chairman of the Board and Chief Executive Officer	2001	President and CEO, General Electric Aircraft Engines, Cincinnati, Ohio, 1997-2000
Ronald R. Belschner	63	Vice President, Engineering, Manufacturing and Logistics	2000	Division Vice President, Industrial Tape and Specialties Division, 1995-2000
Robert J. Burgstahler	58	Senior Vice President, Business Development and Corporate Services	2002	Vice President, Finance and Administrative Services, 2000-2002 President and General Manager 3M Canada, 1998-2000 Staff Vice President, Taxes, 1995-1998
Patrick D. Campbell	50	Senior Vice President and Chief Financial Officer	2002	Vice President, Finance, General Motors Europe, Zurich, Switzerland, 2001-2002 Executive Director, Investor Relations and Worldwide Benchmarking, General Motors, Detroit, Michigan, 2000-2001 Chief Financial Officer, General Motors International, Zurich, Switzerland, 1994-1999
Joseph A. Giordano	54	Executive Vice President, International Operations	2002	Vice President, Europe and Middle East, 2001 Vice President, Asia Pacific, 1999-2001 Regional Vice President, South and Southeast Asia, 1999 Division Vice President, Electronic Products Division, 1995-1998
M. Kay Grenz	56	Vice President, Human Resources	1998	Staff Vice President, Human Resources Consulting and Resource Services, 1996-1998
Jay V. Ihlenfeld	51	Vice President, Research and Development	2002	Executive Vice President, Sumitomo 3M Limited, 2001-2002 Division Vice President, Performance Materials Division, 1999-2001 General Manager, Performance Materials Division, 1999
Steven J. Landwehr	55	Executive Vice President, Transportation Business	2002	Division Vice President, Automotive Aftermarket Division, 1999-2002 General Manager, Automotive Aftermarket Division, 1997-1999
Moe S. Nozari	60	Executive Vice President, Consumer and Office Business	2002	Executive Vice President, Consumer and Office Markets, 1999-2002 Group Vice President, Consumer and Office Markets Group, 1996-1999
Frederick J. Palensky	53	Executive Vice President, Safety, Security and Protection Services Business	2002	Executive Vice President, Specialty Material Markets and Corporate Services, 2001-2002 Vice President and General Manager 3M ESPE, 2001 Division Vice President, Dental Products Division, 1997-2001
David W. Powell	61	Vice President, Marketing	1999	Division Vice President, Stationery and Office Supplies Division, 1996-1999

Executive Officers (continued)

Name	Age	Present Position	Year Elected to Present Position	Other Positions Held During 1998-2003
Charles Reich	60	Executive Vice President, Health Care Business	2002	Executive Vice President, Electro and Communications Markets, 2001-2002 Executive Vice President, Specialty Material Markets and Corporate Services, 1999-2001 Group Vice President, Specialty Material Markets Group, 1999 Group Vice President, Chemical Markets Group, 1998 Division Vice President, Occupational Health and Environmental Safety Division, 1997-1998
Brad T. Sauer	43	Executive Vice President, Electro and Communications Business	2002	Executive Director Six Sigma, 2001-2002 Managing Director, 3M Korea Ltd., 1999-2001 New Business Development Director, Commercial Graphics Division, 1999 General Manager, Medical Solutions Business, Imation Corp., 1997-1999
James B. Stake	50	Executive Vice President, Display and Graphics Business	2002	Division Vice President, Industrial Tape and Specialties Division; and Vice President, Marketing, Industrial Markets, 2002 Division Vice President, Industrial Tape and Specialties Division, 2000-2002 Division Vice President, Packaging Systems Division, 1999-2000 Managing Director, 3M Italy, 1998-1999 Managing Director, 3M Italy and Regional Managing Director, Southern Europe Region, 1996-1998
John J. Ursu	63	Senior Vice President	2003	Senior Vice President, Legal Affairs and General Counsel, 1997-2002
Harold J. Wiens	56	Executive Vice President, Industrial Business	2002	Executive Vice President, Industrial Markets, 1999-2002 Executive Vice President, Industrial and Electro Markets, 1999 Executive Vice President, Industrial and Consumer Markets, 1998-1999
Richard F. Ziegler	53	Senior Vice President, Legal Affairs and General Counsel	2003	Partner, Cleary, Gottlieb, Steen and Hamilton, 1983-2002

Item 2. Properties.

3M's general offices, corporate research laboratories, and certain division laboratories are located in St. Paul, Minnesota. In the United States, 3M has 18 sales offices in 14 states and operates 59 manufacturing facilities in 24 states. Internationally, 3M has 196 sales offices. The company operates 79 manufacturing and converting facilities in 29 countries outside the United States.

3M owns substantially all of its physical properties. 3M's physical facilities are highly suitable for the purposes for which they were designed. Properties are often used by multiple business segments since 3M is an integrated enterprise characterized by substantial intersegment cooperation with allocations resulting from the shared utilization of assets.

Item 3. Legal Proceedings.

General

The company and some of its subsidiaries are named defendants in a number of claims, lawsuits, and governmental proceedings. These include products liability claims and lawsuits involving products that the company now or formerly manufactured and sold, and environmental proceedings. Some claimants seek damages and other relief that, if granted, would require substantial expenditures.

Some of these lawsuits and proceedings raise difficult and complex factual and legal issues, and are subject to many uncertainties, such as the facts and circumstances of the particular lawsuit, the jurisdiction and forum in which the lawsuit is pending, and the applicable law. The company records liabilities in those instances where it can reasonably estimate the amount of the loss and where liability probably will arise. The company also records receivables for the probable amount of insurance that it expects to recover under the company's insurance program in those instances.

The company cannot always definitively determine possible liabilities that exceed recorded amounts related to the legal proceedings to which it is a party. There can be no certainty that the company may not ultimately incur charges, whether related to products liability, antitrust, or other litigation, environmental matters, or other actions, in excess of presently recorded liabilities. However, the company believes it unlikely, based upon the nature of the legal proceedings and its current knowledge of relevant facts and circumstances, that the possible liabilities exceeding recorded amounts would be material individually or in the aggregate to its consolidated financial position, results of operations or cash flows. With respect to products liability claims, such a conclusion about possible liabilities considers insurance coverage available for such liabilities.

While the company believes that a material adverse impact on its consolidated financial position, results of operations, or cash flows from any such future charges is unlikely, given the inherent uncertainty of litigation, a remote possibility exists that a future adverse ruling or unfavorable development could result in future charges that could have a material adverse impact on the company. Given the uncertainty of litigation and in making future projections, the company has and will continue to periodically reexamine its estimates of probable liabilities and any associated expenses and receivables and make appropriate adjustments to such estimates based on experience and developments in the litigation. As a result, the current estimates of the potential impact on the company's consolidated financial position, results of operations and cash flows for the proceedings and claims described in "Legal Proceedings" could change in the future.

Antitrust Litigation

As previously reported, LePage's Inc. filed a lawsuit against the company in June 1997 in the United States District Court for the Eastern District of Pennsylvania alleging that certain marketing practices of the company violated the antitrust laws. On October 8, 1999, the jury awarded LePage's damages of $22.8 million. The company recorded a pre-tax charge of $73 million in the third quarter of 1999 related to the adverse jury verdict (the $22.8 million verdict is automatically tripled under the law) and attorneys' fees and costs. In January 2002, the Third Circuit Court of Appeals reversed the trial court's decision and, as a result, the company reversed the $73 million pre-tax charge. On February 25, 2002, the Third Circuit Court of Appeals vacated its prior ruling and ordered a re-hearing by the full court. Oral argument on the appeal was heard on October 30, 2002. The company expects the decision of the Third Circuit Court of Appeals during the first or second quarter of 2003.

Because the company believes that the trial court judgment will again be overturned, no liability has been recorded related to this matter as of December 31, 2002. If the Third Circuit Court of Appeals affirms the trial court judgment, and the United States Supreme Court declines to review the case, the company would incur a pre-tax charge of approximately $85 million related to the adverse jury verdict plus interest. 3M would also be liable for LePage's attorneys' fees and costs, an amount that has not yet been determined by the court. After the verdict in the LePage's action, purchasers of transparent tape filed three class action lawsuits against the company in California and Pennsylvania alleging that certain marketing practices of the company violated the state or federal antitrust laws. Those actions are pending.

Breast Implant Litigation

The company and certain other companies have been named as defendants in a number of claims and lawsuits alleging damages for personal injuries of various types resulting from breast implants formerly manufactured by the company or a related company. The vast majority of claims against the company have been resolved. Claims against the company registered in the revised class action settlement program approved by the United States District Court for the Northern District of Alabama (the "Revised Settlement Program") have been or will be resolved through the Revised Settlement Program. The company has confirmed that approximately 7 remaining claimants who have opted out of the Revised Settlement Program have 3M implants. The company does not consider its remaining probable liability for these confirmed cases to be material.

The company's insurers providing occurrence-based coverage initiated a declaratory judgment action in Ramsey County Minnesota against the company seeking adjudication of certain coverage and allocation issues. On February 24, 2000, the jury returned a verdict favorable to the company by rejecting all of the insurers' remaining defenses to coverage for breast implant liabilities and costs.

The trial court's rulings in post verdict motions were generally favorable to the company. The court awarded the company prejudgment interest on amounts owing by insurers, including a portion of the company's reasonable attorneys fees in connection with the insurance coverage litigation. Exact amounts cannot yet be determined. The court filed the judgment on April 16, 2001, and entered judgment on May 16, 2001, thus substantially concluding this matter in the trial court. The company and several insurers appealed the judgment to the Minnesota Court of Appeals. On September 24, 2002, the Minnesota Court of Appeals affirmed in part and reversed in part the trial court's judgment. The Court of Appeals confirmed coverage but allocated the coverage so as to reduce a substantial portion of the amounts owing by insurers for losses and defense costs as reflected in the trial court judgment. The Court of Appeals also reversed the company's award of attorneys' fees referenced above. On December 17, 2002, the Minnesota Supreme Court granted the company's Petition for Review permitting the company to appeal the Court of Appeal's decision. The company believes that it is likely to obtain relief in the Minnesota Supreme Court. If the Minnesota Supreme Court does not grant relief as anticipated, the company could be effectively deprived of significant and potentially material insurance coverage for breast implant claims.

The company also initiated an arbitration proceeding in London, England, to recover insurance coverage for some of its breast implant liability and costs from certain claims-made insurance carriers. A hearing was conducted in January 2003 and the arbitration is expected to be completed in the second half of 2003. If the panel decides the coverage question in the company's favor, it will then determine the amount of coverage in a subsequent proceeding.

As of December 31, 2002, the company had receivables for insurance recoveries related to the breast implant matter of $339 million, representing settled but yet to be received amounts ($16 million), as well as amounts contested by the insurance carriers in the Minnesota litigation and the London arbitration ($323 million). Various factors could affect the timing and amount of insurance proceeds to be received under the company's various insurance policies, including (i) the outcome of occurrence insurance litigation in the courts of Minnesota (as discussed above); (ii) the outcome of the arbitration with claims-made insurers in London; and (iii) the extent to which insurers may become insolvent in the future. There can be no absolute assurance that the company will collect all amounts recorded as being probable of recovery from its insurers.

Respirator/Mask/Asbestos Litigation

For more than 20 years, the company has successfully defended and resolved the claims of over 200,000 individual claimants alleging injuries from occupational dust exposures. The vast majority of the lawsuits and claims resolved by the company alleged use of some of the company's mask and respirator products and sought damages from the company and other defendants for alleged personal injury from work place exposures to asbestos or, less frequently, silica and other occupational dust, found in products manufactured by other defendants. The remaining claimants generally alleged personal injury from occupational exposure to asbestos from unspecified products claimed to have been manufactured by the company or other defendants and/or from specialty products containing asbestos manufactured by the company and/or other defendants.

The company's vigorous defense of this litigation has resulted in: (i) jury verdicts for the company in two of three cases tried to verdict; (ii) dismissals of lawsuits without any payment by the company; and (iii) an average settlement value of less than $1,000 per claimant for all of the claims and lawsuits that the company has resolved. In many of these lawsuits and claims, the company is named as a defendant with multiple co-defendants where no product the company manufactured is involved or where the company is ultimately determined not to have manufactured the products identified by the plaintiffs.

As previously reported, in October 2001, the company defended at trial, in the Circuit Court of Holmes County, Mississippi, plaintiffs' claims that a 3M respirator and mask did not protect them against contracting certain asbestos-related diseases allegedly caused by exposure to asbestos-containing products manufactured by other defendants. The case against the company initially involved six plaintiffs whose claims were consolidated for trial. The court dismissed one plaintiff's case just before trial, and a second plaintiff abandoned his case before it was submitted to the jury. On October 26, 2001 the jury returned verdicts against all defendants in favor of the plaintiffs, four of whom had claims against the company. The jury awarded the plaintiffs $25 million each in compensatory damages. The jury denied plaintiffs' request for punitive damages. Based on the jury's findings of percentage of fault attributable to each defendant, the company's share of the total of the four verdicts against it is $22.5 million. The company can provide no assurance at this time about the ability of the other two co-defendants to pay their respective shares of any ultimate judgment or whether a co-defendant's inability to pay will cause a reallocation of the liability for damages among the remaining solvent defendants under state law. One of the co-defendants, ACandS, has filed for Chapter 11 bankruptcy protection. Another co-defendant, Dresser Industries, is a subsidiary of Halliburton Company, which announced on December 18, 2002 a global settlement agreement of all personal injury asbestos claims against Halliburton Company and its subsidiaries. The company does not know at this time the impact of the settlement agreement on the judgment in the Mississippi case against Dresser Industries. Judgment was entered on January 30, 2002. The trial court denied the company's post-trial motions in a decision on August 21, 2002, and the company filed a notice of appeal with the Mississippi Supreme Court. Because the company believes that the judgment ultimately will be overturned, no liability has been recorded related to this matter as of December 31, 2002. If any damages are ultimately assessed against the company, the company expects a substantial portion of such damages to be covered by the company's product liability insurance.

As of December 31, 2002, the company is a named defendant, with multiple co-defendants, in numerous lawsuits in various courts that purport to represent approximately 45,000 individual claimants. The vast majority of these current claimants allege use of some of the company's mask and respirator products and seek damages from the company and other defendants for alleged personal injury from work place exposures to asbestos or, less frequently, silica and other occupational dust, found in products manufactured by other defendants. The remaining claimants generally allege personal injury from occupational exposure to asbestos from unspecified products claimed to have been manufactured by the company or other defendants and/or from specialty products containing asbestos manufactured by the company and/or other defendants. The company settled an unusually large number of pending claims during 2002 and thus had a substantial reduction in the number of open claims — from approximately 80,000 claimants at the end of 2001 to approximately 45,000 at the end of 2002.

In the fourth quarter of 2002, the company was served with complaints identifying approximately 6,000 claimants in Mississippi. We believe that this activity is related to tort reform legislation adopted in Mississippi in November 2002 that went into effect on January 1, 2003, and that the new cases were filed in anticipation of the new law. We expect to see an additional increase in Mississippi claims in the first quarter as there is often a delay between the filing of complaints and service of the complaints on the company.

Plaintiffs have asserted specific dollar claims for damages in only about one-sixth of the 7,404 lawsuits that were pending against the company at the end of 2002 in all jurisdictions. A majority of states restrict or prohibit specifying damages in tort cases such as these, and most of the remaining jurisdictions do not require such specification. In those cases in which plaintiffs choose to assert specific dollar amounts in their complaints, brought in states that permit such pleading, the amounts claimed are typically not meaningful as an indicator of the company's potential liability. This is because (a) the amounts claimed typically bear no relation to the level of plaintiff's injury, if any; (b) the complaints nearly always assert claims against multiple defendants with the typical complaint asserting claims against an average of 88 different defendants, the damages alleged are not attributed to individual defendants, and a defendant's share of liability may turn on the law of joint and several liability, which can vary by state, and by the amount of fault a jury allocates to each defendant if a case is ultimately tried before a jury; (c) many cases are filed against the company even though the plaintiffs did not use any of the company's products and, ultimately, are withdrawn or dismissed without any payment; and (d) many cases are brought on behalf of plaintiffs who have not suffered any medical injury, and, ultimately, are resolved without any payment or a payment that is a small fraction of the damages initially claimed. Of the 1,274 pending cases in which purported damage amounts are specified in the complaints, 579 cases involve claims of $100,000 or less, 177 cases involve claims between $100,000 and $3 million (37 of these cases also allege punitive damages of $250,000 and 42 of these cases also allege punitive damages of $2.5 million), 117 cases involve claims of $7.5 million (with an equal amount of punitive damages), 365 cases involve claims of $10 million (316 of which also allege an equal amount in punitive damages), 3 cases involve claims of $15 million, 2 cases involve claims of $20 million, and 31 cases involve claims of $50 million (5 of which also allege punitive damages of $5 million). Some complaints allege that the compensatory and punitive damages are at least the amounts specified. As noted above, the company has more than 20 years of experience in defending litigations of this type, and has to date resolved the claims of over 200,000 plaintiffs. The cumulative average settlement amount is less than $1,000 per claimant. Based on this experience and for the other reasons noted above the company believes that the damage amounts specified in complaints are not a meaningful factor in any assessment of the company's potential liability.

As of December 31, 2002, the company had estimated accrued liabilities of approximately $161 million for respirator/mask asbestos related claims, a substantial portion of which the company expects to be covered by its product liability insurance. This amount represents the company's best estimate of the amount to cover the cost and expense of resolving recently settled, current and probable future respirator/mask asbestos related claims. The company also had receivables for expected insurance recoveries of approximately $264 million. Various factors could affect the timing and amount of proceeds to be received under the company's various insurance policies, including (i) the timing of payments made in settlement of claims; (ii) delays in or avoidance of payment by insurers; and (iii) the extent to which insurers may become insolvent in the future. There can be no absolute assurance that the company will collect all amounts recorded as being probable of recovery from its insurers.

The difference between the accrued liability and insurance receivable represents the time delay between payment of claims and receipt of insurance reimbursements. Because of the lag time between settlement and payment of a claim, no meaningful conclusions may be drawn from quarterly changes in the amount of receivables for expected insurance recoveries and the quarterly changes in the number of claimants at the end of each quarter.

The company's current estimate of its probable liabilities and associated expenses for respirator/mask/asbestos litigation is based on facts and circumstances existing at this time. Recent developments in the mix of newly filed respirator/mask lawsuits (some increase in the proportion of silica-related claims) and the defense costs associated with the company's continued aggressive defense strategy will be closely monitored by the company in the near term. Additional developments may occur that could affect the company's estimate of probable liabilities and associated expenses. These developments include, but are not limited to, (i) significant changes in the number of future claims, (ii) significant changes in the average cost of resolving claims, (iii) significant changes in the legal costs of defending these claims and in maintaining trial readiness, (iv) changes in the nature of claims received, (v) changes in the law and procedure applicable to these claims, (vi) financial viability of other co-defendants and insurers, and (vii) other unknown variables. The company cannot determine the impact of these potential developments on the current estimate of its probable liabilities and associated expenses.

Environmental Matters

The company's operations are subject to environmental laws and regulations enforceable by foreign, federal, state and local authorities, and private parties in the United States and abroad, including those pertaining to air emissions, wastewater discharges, toxic substances, and the handling and disposal of solid and hazardous wastes. These laws and regulations provide, under certain circumstances, a basis for the remediation of contamination, as well as personal injury and property damage claims. The company has incurred, and will continue to incur, costs and capital expenditures in complying with these laws and regulations, defending potential personal injury and property damage claims, and modifying its business operations in light of its environmental responsibilities. In its effort to satisfy its environmental responsibilities and comply with environmental laws and regulations, the company has established, and periodically updates, policies relating to environmental standards of performance for its operations worldwide.

Under certain environmental laws, including the United States Comprehensive Environmental Response, Compensation and Liability Act of 1980 and similar state laws, the company may be jointly and severally liable for the costs of environmental contamination at current or former facilities and at off-site locations. The company has identified numerous locations, most of which are in the United States, at which it may have some liability. Amounts expensed for environmental remediation activities were not material at these locations, nor have there been material changes in the recorded liabilities for environmental matters.

Liabilities for estimated costs of environmental remediation are, depending on the site, based primarily upon internal or third-party environmental studies, and estimates as to the number, participation level and financial viability of any other potentially responsible parties, the extent of the contamination and the nature of required remedial actions. Recorded liabilities are adjusted as further information develops or circumstances change. The company expects that the amounts recorded will be paid out over the periods of remediation for the applicable sites, currently ranging up to 30 years. As of December 31, 2002, the company had recorded liabilities of $37 million for estimated environmental investigatory and remediation costs based upon an evaluation of currently available facts with respect to each individual site.

It is often difficult to estimate the cost of environmental compliance and remediation and potential claims given the uncertainties regarding the interpretation and enforcement of applicable environmental laws and regulations, the extent of environmental contamination and the existence of alternate cleanup methods. The company's current assessment of the probable liabilities and associated expenses related to such environmental matters is based on the facts and circumstances known at this time. New developments may occur that could affect the company's assessment. These developments include, but are not limited to, (i) changes in the information available regarding the environmental impact of the company's operations and products; (ii) changes in environmental regulations or enforcement policies, including efforts to recover natural resource damages; (iii) new and evolving analytical and remediation techniques; (iv) success in allocating liability to other potentially responsible parties; and (v) financial viability of other potentially responsible parties and third-party indemnitors. The company cannot determine the impact of these potential developments on the current estimate of its probable liabilities and associated expenses.

The company has been voluntarily cooperating with ongoing reviews by the Environmental Protection Agency (EPA) and international agencies of the possible environmental and health effects of perfluorooctanyl chemistry. As previously announced, the company has been phasing out its production of such compounds. With respect to one such compound the EPA is currently considering possible regulatory action under its statutory authority relating to compounds that may pose possible human health effects. The company recently confirmed to the EPA its intent to continue its ongoing health and environmental investigation and assessment of this compound. As a result of its phase-out decision, the company no longer manufactures that compound except that a subsidiary produces limited quantities for its own industrial use. The company cannot predict what regulatory action, if any, may be taken regarding some or all of such compounds or the consequences of any such action.

On September 30, 2002, a former employee filed an amended complaint against the company in the Circuit Court of Morgan County, Alabama seeking unstated compensatory and punitive damages and alleging that the plaintiffs suffered fear, increased risk and sub clinical injuries from exposure to perfluorooctanyl chemistry at or near the company's Decatur, Alabama manufacturing facility. The complaint also alleges that the company acted improperly with respect to disclosures to workers concerning such chemistry. Recently, the plaintiffs sought to add as plaintiffs another former employee, a current employee and their minor children. The company believes that these allegations have no merit and is vigorously defending these claims.

The company has agreed to enter into a consent agreement with the State of New York Department of Environmental Conservation for alleged violations of the New York air emissions regulations. The proposed agreement calls for a penalty of $212,000, a portion of which will be used to improve processes at the company's Tonawanda, New York manufacturing facility.

As previously reported, the company entered into a voluntary agreement with the EPA under both an "Agreement for TSCA Compliance" and the EPA's Incentives for Self Policing Policy. The company voluntarily conducted an audit under the Toxic Substances Control Act (TSCA) of its facilities and business units and to identify studies that under current EPA guidelines could be potentially subject to notification under TSCA section 8(e). The company has reached an agreement in principle with the EPA under which it would pay $222,000 in penalties in connection with the first two phases of this audit relating to perfluorooctanyl chemistry studies. The third phase, relating to this and other chemistries, is expected to be completed in early 2003.

Item 4. Submission of Matters to a Vote of Security Holders.

None in the quarter ended December 31, 2002.

PART II

Item 5. Market Price of 3M's Common Stock and Related Security Holder Matters.

At January 31, 2003, there were approximately 125,216 shareholders of record. 3M's stock is listed on the New York, Pacific, Chicago and Swiss stock exchanges. Cash dividends declared and paid totaled $.62 per share for each quarter of 2002, and $.60 per share for each quarter of 2001. Stock price comparisons follow.

Stock price comparisons (NYSE composite transactions)

(Per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2002 High	**$123.70**	**$130.60**	**$130.09**	**$131.55**	**$131.55**
2002 Low	**100.00**	**112.30**	**108.20**	**110.75**	**100.00**
2001 High	$121.50	$127.00	$117.50	$121.90	$127.00
2001 Low	98.50	97.16	85.86	95.20	85.86

Item 6. Selected Financial Data.

(Dollars in millions, except per share amounts)

Years ended December 31:	2002	2001	2000	1999	1998
Net sales	**$16,332**	$16,054	$16,699	$15,723	$15,094
Income from continuing operations	**1,974***	1,430*	1,857*	1,763**	1,213**
Per share of common stock:					
Continuing operations - basic	**5.06***	3.63*	4.69*	4.39**	3.01**
Continuing operations - diluted	**4.99***	3.58*	4.64*	4.34**	2.97**
Cash dividends declared and paid	**$ 2.48**	$ 2.40	$ 2.32	$ 2.24	$ 2.20
At December 31:					
Total assets	**$15,329**	$14,606	$14,522	$13,896	$14,153
Long-term debt (excluding portion due within one year)	**2,140**	1,520	971	1,480	1,614

The above income and earnings per share information exclude an extraordinary loss in 1998 ($38 million, or $.09 per diluted share), and the cumulative effect of accounting change in 2000 ($75 million, or $.19 per diluted share).

*As discussed in the Notes to Consolidated Financial Statements, 2002 includes non-recurring net losses of $202 million ($108 million after tax and minority interest), or 27 cents per diluted share, related to charges in connection with 3M's restructuring plan. 2001 includes non-recurring net losses of $504 million ($312 million after tax and minority interest), or 78 cents per diluted share, principally related to charges in connection with 3M's restructuring plan, acquisition-related charges, a reversal of a 1999 litigation accrual, and a net gain related to the sale of available-for-sale equity securities, partially offset by the write-down of available-for-sale equity securities. 2000 includes non-recurring net losses of $23 million ($15 million after tax), or 4 cents per diluted share, related to charges recorded for the company's phase-out of its perfluorooctanyl-based chemistry products in the Specialty Material segment, a write-down of certain corporate and unallocated assets, gains related to corporate and unallocated asset dispositions, a gain from the termination of a product distribution agreement in the Health Care segment, and other non-recurring items.

**1999 includes a net gain of $100 million ($52 million after tax), or 13 cents per diluted share, related to gains on divestitures, litigation expense, an investment valuation adjustment, and a change in estimate that reduced 1998 restructuring charges. 1998 includes restructuring charges of $493 million ($313 million after tax), or 77 cents per diluted share.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of words like "plan," "expect," "aim," "believe," "project," "anticipate," "intend," "estimate," "will," "should," "could" and other expressions that indicate future events and trends. All statements that address expectations or projections about the future, including statements about the company's strategy for growth, product development, market position, expenditures and financial results, are forward-looking statements.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including but not limited to the following:

* *The effects of, and changes in, worldwide economic conditions.* The company operates in more than 60 countries and derives more than half of its revenues from outside the United States. The company's business may be affected by factors in the United States and other countries that are beyond its control, such as downturns in economic activity in a specific country or region; social, political or labor conditions in a specific country or region; or potential adverse foreign tax consequences.

* *Foreign currency exchange rates and fluctuations in those rates may affect the company's ability to realize projected growth rates in its sales and net earnings and its results of operations.* Because the company derives more than half its revenues from outside the United States, its ability to realize projected growth rates in sales and net earnings and results of operations could be adversely affected if the United States dollar strengthens significantly against foreign currencies.

* *The company's growth objectives are largely dependent on the timing and market acceptance of its new product offerings, including its ability to renew its pipeline of new products and to bring those products to market.* This ability may be adversely affected by difficulties or delays in product development, such as the inability to: identify viable new products; obtain adequate intellectual property protection; gain market acceptance of new products, or successfully complete clinical trials and obtain regulatory approvals. As with any pharmaceutical under development, there are substantial risks and uncertainties in the process of development and regulatory review. There are no guarantees that products will receive regulatory approvals or prove to be commercially successful.

* *The company's future results are subject to fluctuations in the costs of purchased components and materials due to market demand, currency exchange risks, shortages and other factors.* The company depends on various components and materials for the manufacturing of its products. Although the company has not experienced any difficulty in obtaining components and materials, it is possible that any of its supplier relationships could be terminated in the future. Any sustained interruption in the company's receipt of adequate supplies could have a material adverse effect on the company. In addition, while the company has a process to minimize volatility in component and material pricing, no assurance can be given that the company will be able to successfully manage price fluctuations due to market demand, currency risks, or shortages, or that future price fluctuations will not have a material adverse effect on the company.

* *The possibility that acquisitions, divestitures and strategic alliances may not meet sales and/or profit expectations.* As part of the company's strategy for growth, the company has made and may continue to make acquisitions, divestitures and strategic alliances. However, there can be no absolute assurance that these will be completed or beneficial to the company.

** The company is the subject of various legal proceedings.* The current estimates of the potential impact on the company's consolidated financial position, results of operations and cash flows for its legal proceedings and claims are predictions made by the company about the future and should be considered forward-looking statements. These estimates could change in the future. For a more detailed discussion of the legal proceedings involving the company, see the discussion of "Legal Proceedings" in Part I, Item 3 of this Annual Report on Form 10-K.

CRITICAL ACCOUNTING ESTIMATES

As stated in our significant accounting policies in Note 1 to the Consolidated Financial Statements, the preparation of financial statements requires management to make estimates and assumptions. The company believes its most critical accounting estimates relate to legal proceedings, potential asset impairment issues, and the company's pension and postretirement obligations.

Legal Proceedings:
The company's core activities relate to the development, manufacture and sale of thousands of products to numerous markets. While this risk dispersion provides a measure of overall stability, it also results in legal risks in some areas. The company records liabilities in those instances where it can reasonably estimate the amount of the loss and where liability probably will arise. The company also records receivables for the probable amount of insurance that it expects to recover under the company's insurance program in those instances. The company cannot always definitively determine possible liabilities that exceed recorded amounts related to the legal proceedings to which it is a party. There can be no certainty that the company may not ultimately incur charges, whether related to products liability, antitrust, or other litigation, environmental matters, or other actions, in excess of presently recorded liabilities. However, the company believes it unlikely, based upon the nature of the legal proceedings and its current knowledge of relevant facts and circumstances, that the possible liabilities exceeding recorded amounts would be material individually or in the aggregate to its consolidated financial position, results of operations or cash flows.

Known legal risks include the ultimate collection of breast implant insurance receivables (a matter currently in dispute with the company's insurance carriers), respirator/mask/asbestos insurance receivables collection and probable liabilities, and an outstanding lawsuit filed by LePage's Incorporated that extends back to 1997.

Summary amounts concerning the breast implant and respirator/mask/asbestos litigation follow.

At December 31 (Millions)	2002	2001	2000
Breast implant receivables	$339	$406	$519
Breast implant liabilities	$ 5	$ 20	$ 32
Respirator/Mask/Asbestos receivables	$264	$223	$155
Respirator/Mask/Asbestos liabilities	$161	$156	$108

At December 31, 2002, the company has accrued receivables of $339 million relating to breast implants. Of this $339 million, $16 million represents settled but yet to be received amounts, while $323 million has been contested by insurance carriers. The company believes that it is likely to obtain relief in the Minnesota Supreme Court. If the Minnesota Supreme Court does not grant relief as anticipated, the company could be effectively deprived of significant and potentially material insurance coverage for breast implant claims. As part of the company's efforts to recover the amounts contested by the insurance carriers, the company also initiated an arbitration proceeding in London, England, to recover insurance coverage for breast implant liability and costs from claims-made insurance carriers. The arbitration hearing will first consider whether the policy provides insurance coverage for the company's breast implant liability and costs. If the panel favorably decides the coverage question for the company, it will then determine the amount of coverage in a subsequent hearing later in 2003.

The company's remaining respirator/mask/asbestos liability is $161 million at December 31, 2002. This estimate represents the company's best estimate of its liability. If amounts are paid in settlement of claims or if any damages are ultimately assessed against the company in current or future litigation, a substantial portion of such amounts is expected to be covered by the company's product liability insurance. Various factors could affect the timing and amount of proceeds to be received under the company's various insurance policies, including (i) the timing of payments made in settlement of claims; (ii) delays in or avoidance of payment by insurers; and (iii) the extent to which insurers may become insolvent in the future. There can be no certainty that the company will collect all amounts recorded as being probable of recovery from its insurers.

3M has not recorded any liability for the LePage's Incorporated litigation as of December 31, 2002. 3M expects to prevail in this litigation, but if 3M does not prevail, 3M would incur a pre-tax charge of approximately $85 million. 3M would also be potentially liable for LePage's attorneys' fees and costs.

Potential Asset Impairment Issues:
There are estimates and assumptions made by management in preparing the consolidated financial statements for which actual results will emerge over long periods of time. This includes the recoverability of long-lived assets employed in the business, including assets of acquired businesses. These estimates and assumptions are closely monitored by management and periodically adjusted as circumstances warrant. For instance, expected asset lives may be shortened or an impairment recorded based on a change in the expected use of the asset or performance of the related business reporting unit. Although there is greater risk with respect to the accuracy of these long-term estimates and assumptions because of the long period over which actual results will emerge, such risk is mitigated by management's ability to make changes in these estimates and assumptions over the same long period. 3M has approximately $1.9 billion of goodwill that, based on impairment testing, is not impaired. A portion of this goodwill (approximately $220 million) is in 3M's telecommunications business, which the company believes will maintain its value. However, if unanticipated events impact this sector for an extended period of time, it could create future impairment losses.

Pension and Postretirement Obligations:
Pension expense impacted 2002 earnings by 16 cents per diluted share compared with pension expense of 8 cents per diluted share in 2001. The company expects pension expense to increase approximately another 10 cents per diluted share in 2003, largely attributed to unrecognized losses on pension assets related to equity market weakness the last few years. In accounting for pension and postretirement benefits, costs and related liabilities are developed using actuarial valuations. These valuations include key assumptions determined by management, including the discount rate and expected long-term rate of return on plan assets. For the United States pension plan expense calculation for 2003, the company's long-term rate of return on asset assumption remains at 9 percent and its year-end 2002 discount rate assumption is 6.75 percent (which is used for 2003 expense calculations), which represents a half percentage point reduction from the year-end 2001 discount rate. The discount rate decrease is consistent with changes in high-quality long-term corporate bond indices. The expected long-term rate of return assumption considers the asset mix of the plans (approximately 70 percent equity securities and 30 percent fixed income), past performance, and other factors. Estimates and assumptions concerning the company's pension and postretirement obligations and related periodic cost can be found in Note 14 to the Consolidated Financial Statements. Material changes in pension and postretirement benefit costs may occur in the future due to changes in these assumptions. Future annual amounts could be impacted by changes in the number of plan participants, changes in the level of benefits provided, changes in the discount rates, changes in the expected long-term rate of return, changes in the level of contributions to these plans and other factors. A quarter percentage point change in the discount rate would impact 3M's pension expense by approximately $32 million on a pre-tax basis. A quarter percentage point change in the expected long-term rate of return would impact 3M's pension expense by approximately $23 million on a pre-tax basis.

Based on a critical assessment of its accounting policies and the underlying judgments and uncertainties affecting the application of those policies, management believes that the company's consolidated financial statements provide a meaningful and fair perspective of the company. This is not to suggest that other general risk factors, such as changes in worldwide economic conditions, fluctuations in foreign currency exchange rates, achievement of corporate growth objectives, changes in material costs, performance of acquired businesses and others, could not adversely impact the company's consolidated financial position, results of operations and cash flows in future periods.

OPERATING RESULTS

Overview:
Net income totaled $1.974 billion, or $4.99 per diluted share, compared with $1.430 billion, or $3.58 per diluted share, in 2001, and $1.782 billion, or $4.45 per diluted share, in 2000. In the first half of 2002, net income was impacted by non-recurring charges of $108 million, or 27 cents per diluted share, related to the company's restructuring program that was approved in June 2001. In 2002, currency effects reduced earnings by 8 cents per diluted share, while the adoption of a new accounting standard resulting in the cessation of goodwill amortization and other indefinite-lived intangible asset amortization increased earnings by 12 cents per diluted share. In 2001, net income was impacted by non-recurring charges of $312 million, or 78 cents per diluted share, primarily related to the restructuring program approved in June 2001. In 2000, net income was impacted by non-recurring charges of $90 million, or 23 cents per diluted share. Additional details concerning non-recurring items follow.

Non-recurring items:
In January 2003, the Securities and Exchange Commission issued Regulation G, "Conditions for Use of Non-GAAP Financial Measures" a rule directed by the Sarbanes-Oxley Act of 2002. This rule requires public companies that disclose or release non-GAAP financial measures to include the most directly comparable GAAP financial measure, to provide a reconciliation of the disclosed non-GAAP measure to the most comparable GAAP measure, and requires companies to furnish earnings releases or similar announcements to the Commission on Form 8-K. This rule will apply to all subject disclosures as of March 28, 2003. The rule also provides guidance on what constitutes "non-recurring, infrequent, or unusual" as applied to specific financial transactions or events. The company currently provides reconciliations of its disclosed non-GAAP financial reporting to the most comparable GAAP financial reporting.

In addition to Regulation G, the SEC amended Item 10 of Regulation S-K to provide additional guidance to registrants that include non-GAAP financial measures in SEC filings. This guidance would prohibit the presentation of certain non-GAAP financial measures that exclude from reported results non-recurring, infrequent or unusual items when the nature of the charge or gain is such that is it reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. This guidance could result in changes in the company's future presentation of non-GAAP financial measures.

In 2002, non-recurring charges reduced operating income by $202 million and net income by $108 million. These charges principally related to employee severance and benefit costs, accelerated depreciation charges, and other associated exit costs under the company's restructuring plan announced in June 2001. These charges are included in cost of sales ($121 million); selling, general and administrative expenses ($77 million); and research, development and related expenses ($4 million). Of the total 2002 charges, $111 million related to employee severance and benefit costs, $47 million related to accelerated depreciation of property, plant and equipment (incremental charges resulting from shortened depreciable lives of affected assets, primarily related to downsizing or consolidating manufacturing operations), and $44 million related to other exit activities. Other exit activities included incremental costs and contractual obligations for items such as lease termination payments and other facility exit costs (such as demolition of buildings, inventory disposals, other) incurred as a direct result of the plan. Additional information concerning non-recurring items is provided in the Notes to Consolidated Financial Statements and elsewhere herein.

In 2001, non-recurring items reduced operating income by $504 million and net income by $312 million, or 78 cents per diluted share. Non-recurring items of $569 million, principally related to the company's restructuring plan approved in June 2001, were included in cost of sales ($249 million); selling, general and administrative expenses ($300 million); and research, development and related expenses ($20 million). Of this $569 million, $472 million related to employee severance and benefits, $80 million related to accelerated depreciation of property, plant and equipment, and $17 million related to other exit activities. In addition, cost of sales included other non-recurring costs of $23 million related to acquisitions. Non-recurring items included in the other expense (income) line within operating income included $73 million of income due to the reversal of a 1999 litigation accrual related to 3M's successful appeal in January 2002 in an antitrust case brought by LePage's Inc. On February 25, 2002, the Third Circuit Court of Appeals vacated its prior ruling and ordered a re-hearing in May 2002 by the full court. Oral arguments on the appeal were heard on October 30, 2002, and the company expects a decision in 2003. However, the company continues to believe that it will ultimately prevail in the outcome of this matter. Also included within the other expense (income) line within operating income is a net gain of $15 million related to the sale of available-for-sale equity securities, partially offset by the write-down of permanently impaired available-for-sale equity securities.

In 2000, non-recurring items reduced net income by $90 million, or 23 cents per diluted share. Operating income was reduced by $23 million, including costs of $208 million (reported in cost of sales) and gains of $185 million, and reported in the other expense (income) line within operating income. Non-recurring costs in 2000 included $168 million of costs in the Specialty Material segment related to the company's phase-out of perfluorooctanyl-based chemistry products, a $20 million write-down of corporate and unallocated assets, and $20 million of other non-recurring expenses ($13 million related to acquisitions in the Electro and Communications segment). Major non-cash costs included in the previously mentioned items were $73 million of accelerated depreciation and $48 million of impairment losses, primarily related to production equipment used to manufacture products phased out in the Specialty Material segment. Non-recurring gains in 2000 were largely related to asset dispositions, principally the sale of available-for-sale equity securities, and also included $50 million from the termination of a product distribution agreement in the Health Care segment. A cumulative effect of accounting change that related to a change in the company's revenue recognition policy was also recorded in 2000, reducing net income by $75 million.

Pro forma amounts (excluding non-recurring items):
The company believes that discussion of results excluding significant non-recurring items provides a useful analysis of ongoing operating trends. The pro forma amounts (which exclude non-recurring items) that follow are not in accordance with, or preferable to, amounts determined in conformity with U.S. generally accepted accounting principles. Reference should be made to the Consolidated Financial Statements and accompanying Notes for additional information concerning non-recurring items, and for additional information on amounts determined in accordance with U.S. generally accepted accounting principles. There is discussion of operating measures that exclude non-recurring items within this "Operating Results" section. The determination of non-recurring items may not be comparable to similarly titled measures used by other companies. An (#) is used to cross-reference such subsequent discussion to this paragraph.

The tables that follow show amounts excluding non-recurring items, non-recurring items, and the reported amounts for years 2002, 2001 and 2000.

Supplemental Unaudited Consolidated Statement of Income Information
Years ended December 31
(Amounts in millions, except per share amounts)

	2002			2001		
	Excluding non-recurring items(#)	Non-recurring items	REPORTED TOTAL	Excluding non-recurring items(#)	Non-recurring items	REPORTED TOTAL
Net sales	$16,332	$ --	$16,332	$16,054	$ --	$16,054
Operating expenses						
Cost of sales	8,375	121	8,496	8,477	272	8,749
Selling, general and administrative expenses	3,643	77	3,720	3,736	300	4,036
Research, development and related expenses	1,066	4	1,070	1,064	20	1,084
Other expense (income)	--	--	--	--	(88)	(88)
Total	13,084	202	13,286	13,277	504	13,781
Operating income (loss)	3,248	(202)	3,046	2,777	(504)	2,273
Interest expense and (income), net	41	--	41	87	--	87
Income (loss) before income taxes and minority interest	3,207	(202)	3,005	2,690	(504)	2,186
Provision (benefit) for income taxes	1,042	(76)	966	886	(184)	702
Effective tax rate	32.5%		32.1%	32.9%		32.1%
Minority interest	83	(18)	65	62	(8)	54
Net income (loss)	$ 2,082	$(108)	$ 1,974	$ 1,742	$(312)	$ 1,430
Weighted average diluted shares			395.5			399.9
Net income per diluted share			$ 4.99			$ 3.58

(#) Refer to discussion in pro forma amounts paragraph of this section

Supplemental Unaudited Consolidated Statement of Income Information
Year ended December 31
(Amounts in millions, except per share amounts)

	2000		
	Excluding non-recurring items(#)	Non-recurring items	REPORTED TOTAL
Net sales	$16,699	$ --	$16,699
Operating expenses			
Cost of sales	8,579	208	8,787
Selling, general and administrative expenses	3,938	--	3,938
Research, development and related expenses	1,101	--	1,101
Other expense (income)	--	(185)	(185)
Total	13,618	23	13,641
Operating income (loss)	3,081	(23)	3,058
Interest expense and (income), net	84	--	84
Income (loss) before income taxes and minority interest and cumulative effect of accounting change	2,997	(23)	2,974
Provision (benefit) for income taxes	1,033	(8)	1,025
Effective tax rate	34.5%		34.5%
Minority interest	92	--	92
Income (loss) before cumulative effect of accounting change	$ 1,872	$ (15)	$ 1,857
Cumulative effect of accounting change	--	(75)	(75)
Net income (loss)	$ 1,872	$ (90)	$ 1,782
Weighted average diluted shares			399.9
Net income per diluted share			$ 4.45

(#) Refer to discussion in pro forma amounts paragraph of this section

Net Sales:

Components of Net Sales Change

	2002			2001		
	W.W.	U.S.	Intl.	W.W.	U.S.	Intl.
Volume - core	**1.0%**	**(1.6)%**	**3.2%**	(3.5)%	(6.8)%	(0.7)%
Volume - acquisitions and divestitures	**0.4**	**0.4**	**0.4**	2.6	2.1	3.0
Price	**0.2**	**(0.1)**	**0.5**	0.3	0.7	0.1
Translation	**0.1**	**--**	**0.3**	(3.3)	--	(6.2)
Total	**1.7%**	**(1.3)%**	**4.4%**	(3.9)	(4.0)	(3.8)%

Worldwide net sales in 2002 totaled $16.332 billion, compared with $16.054 billion in 2001 and $16.699 billion in 2000. In 2002, core volume (which excludes acquisition and divestiture impacts) increased 1.0 percent. Acquisitions increased net sales by four-tenths of one percent. Selling prices were up two-tenths of one percent. Changes in the value of the U.S. dollar increased worldwide net sales by one-tenth of one percent. In the United States, net sales for 2002 totaled $7.426 billion, with core volume down 1.6 percent. International net sales for 2002 totaled $8.906 billion (up 4.4 percent in U.S. dollars), with core volume up 3.2 percent.

In 2001, core volume declined by 3.5 percent. Acquisitions increased net sales by 2.6 percent. The stronger U.S. dollar reduced sales by 3.3 percent. In the United States, sales totaled $7.523 billion, down 4 percent from 2000. U.S. core volume declined 6.8 percent. Internationally, sales totaled $8.531 billion, down 3.8 percent from 2000. International core volume declined seven-tenths of one percent. The stronger U.S. dollar reduced international sales by 6.2 percent.

Costs:

Reported (Percent of sales)	**2002**	2001	2000
Cost of sales	**52.0**	54.5	52.6
Selling, general and administrative expenses	**22.8**	25.1	23.6
Research, development and related expenses	**6.5**	6.8	6.6
Operating income	**18.7**	14.2	18.3

Excluding non-recurring items (#) (Percent of Sales)	**2002**	2001	2000
Cost of sales	**51.3**	52.8	51.4
Selling, general and administrative expenses	**22.3**	23.3	23.6
Research, development and related expenses	**6.5**	6.6	6.6
Operating income	**19.9**	17.3	18.4

Cost of sales for 2002 was 52.0 percent of net sales, down 2.5 percentage points from 2001. Excluding non-recurring charges, cost of sales for 2002 was 51.3 percent(#) of sales, down 1.5 percentage points from 2001. Gross margins were positively impacted by improved plant efficiencies, lower raw material costs and 3M's global sourcing initiative. In 2001, slowing worldwide market demand and negative currency impacts reduced gross margins. Cost of sales includes manufacturing, engineering and freight costs.

Selling, general and administrative (SG&A) expenses for 2002 were 22.8 percent of net sales, down 2.3 percentage points from 2001. Excluding non-recurring charges, SG&A expenses were 22.3 percent(#) of net sales, a decrease of 1.0 percentage point from 2001. Excluding non-recurring items, SG&A spending totaled $3.643 billion(#) in 2002, a decrease of 2.5 percent from 2001. This improvement in SG&A costs was the result of implementing Six Sigma, indirect cost control programs (controlling those expenses not directly associated with 3M products and services) and employment reductions under the restructuring plan approved in June 2001. SG&A also benefited by $67 million due to the cessation of goodwill amortization and other indefinite-lived asset amortization effective January 1, 2002. Excluding non-recurring charges in 2001, SG&A was 23.3 percent(#) of sales, which was a decrease of three-tenths of one percentage point from the prior year. This decrease in 2001 spending was due to cost savings generated from 3M's indirect cost initiative and lower employment levels.

Operating income:
Operating income is used by 3M as one of its primary business segment performance measurement tools. Operating income excludes interest expense, interest income, the provision for income taxes and minority interest. Operating income in 2002 was 18.7 percent of net sales, compared with 14.2 percent in 2001. Excluding non-recurring charges, operating income in 2002 was 19.9 percent(#) of net sales, compared with 17.3 percent(#) in 2001. Although the company faced continued economic weakness, operating income excluding non-recurring items grew by $471 million, or 17.0 percent, from 2001. The cessation of goodwill amortization and other indefinite-lived asset amortization benefited operating income by $67 million, while currency impacts reduced operating income by an estimated $60 million. Excluding non-recurring items, 2001 operating income totaled $2.777 billion(#), or 17.3 percent(#) of sales, compared to 18.4 percent(#) of sales in 2000. This decrease was due to slowing worldwide market demand, and negative currency effects. Excluding non-recurring items, operating income margins in 2002 were 15.9 percent(#) in the United States and 23.2 percent(#) internationally.

Interest expense and income:
Net interest expense (interest expense less interest income) in 2002 was $41 million, which was $46 million lower than the prior year. Interest expense was $80 million in 2002, $124 million in 2001, and $111 million in 2000. Declining rates on floating-rate debt drove the reduction in expense in 2002. The increase in 2001 reflected higher average debt levels, partially offset by lower interest rates. Interest income was $39 million in 2002, $37 million in 2001 and $27 million in 2000. The increase in both 2002 and 2001 interest income primarily related to larger average cash balances.

Provision for income taxes:
The worldwide effective income tax rate for 2002 was 32.1 percent, the same as 2001. Excluding non-recurring items, the worldwide effective income tax rate in 2002 was 32.5 percent(#), down from 32.9 percent(#) the prior year. Excluding non-recurring items, the tax rate decrease compared to total year 2001 was primarily due to a lower average effective tax rate for international operations. The effective tax rate in 2000 was 34.5 percent. The effective tax rate decrease in 2001 when compared to 2000 related to the impact of recurring tax credits on lower profit levels.

Minority interest:
Minority interest expense was $65 million in 2002, $54 million in 2001 and $92 million in 2000. Excluding non-recurring items, minority interest was $83 million(#) in 2002 and $62 million(#) in 2001. Minority interest represents the elimination of the non-3M ownership interests, primarily in Sumitomo 3M Limited and 3M Inter-Unitek GmbH (in 2002 and 2001 only). The increase in 2002 related primarily to higher profits in Sumitomo 3M and 3M Inter-Unitek GmbH. The decrease in 2001 was driven by lower profits in Sumitomo 3M. In 2003, 3M expects lower minority interest expense. This reduction is expected due to the purchase of the minority interest shares of 3M Inter-Unitek GmbH in December 2002 and the purchase of an additional 25 percent ownership interest in Sumitomo 3M in early 2003. Refer to Note 3 in the Consolidated Financial Statements for additional information on these acquisitions.

Net income:
Net income totaled $1.974 billion, or $4.99 per diluted share, compared with $1.430 billion, or $3.58 per diluted share, in 2001, and $1.782 billion, or $4.45 per diluted share, in 2000. Non-recurring charges negatively impacted net income by $108 million, or 27 cents per diluted share, in 2002, $312 million, or 78 cents per diluted share, in 2001, and $90 million, or 23 cents per diluted share, in 2000. The cessation of goodwill amortization and other indefinite-lived asset amortization effective January 1, 2002, increased earnings per diluted share by 12 cents in 2002. In 2002, 2001 and 2000, 3M estimates that currency effects reduced net income by $35 million (8 cents per diluted share), $94 million (24 cents per diluted share) and $55 million (14 cents per diluted share), respectively. This estimate includes the effect of translating profits from local currencies into U.S. dollars; the impact of currency fluctuations on the transfer of goods between 3M operations in the United States and abroad; and transaction gains and losses, including derivative instruments designed to reduce

foreign currency exchange rate risks. In 2002, derivative and other transactions gains and losses decreased net income by $25 million. Derivative and other transactions gains and losses increased net income by $29 million in 2001 and increased net income by $21 million in 2000.

Employment:
At December 31, 2002, employment totaled 68,774 people, a decrease of 2,895 people from year-end 2001. Since March 31, 2001, employment has declined by approximately 8,900 people, with 6,900 of the decline related to the restructuring plan, and 3,500 of the decline due to the integration of acquisitions and attrition. These decreases were partially offset by the Corning Precision Lens, Inc. acquisition in the fourth quarter of 2002 that added about 1,500 people. Sales per employee in local currencies increased about 9 percent in 2002, decreased about 3 percent in 2001, and increased about 7 percent in 2000.

Operating initiatives:
The company will continue to press ahead with its five corporate initiatives (Six Sigma, Global Sourcing Effectiveness, 3M Acceleration, Indirect Cost Reduction and eProductivity) aimed at accelerating long-term top-line growth, improving cash efficiency and lowering its total cost structure. Six Sigma focuses on higher growth, lower costs and greater cash flow. Global Sourcing Effectiveness generates savings through buying smarter, managing supply agreements, geographic broadening and e-applications. 3M Acceleration reallocates research and development resources to larger, more global projects. Indirect Cost Reduction focuses on reducing costs not directly associated with products or services. In eProductivity, 3M believes it has a significant digitization opportunity. The company estimates that these initiatives provided a combined benefit on a pre-tax basis of more than $500 million in 2002. In 2003, the company estimates these initiatives could contribute on a pre-tax basis an additional $300 million compared to 2002. There can be no assurance that all of the estimated cost savings from such activities will be realized. Numerous factors may create offsets to these savings, such as the potential for continued weakness in sales volumes, normal increases in compensation and benefits, and other inflationary pressures.

Restructuring charges:
During the first half of 2001, the company developed and announced a restructuring plan that consolidates certain operations and streamlines the organization to increase speed and productivity. In June 2001, the company completed the identification of the significant actions to be taken and obtained approvals from the appropriate level of management. In the fourth quarter of 2001, the company obtained approvals for certain additional actions. These actions were substantially completed by June 30, 2002.

In the first six months of 2002, 3M incurred $202 million of pre-tax expenses relating to the restructuring plan. The 2002 charges relate to employee severance and benefits ($111 million), accelerated depreciation ($47 million) and other ($44 million). During 2001, 3M incurred $569 million of pre-tax expenses principally related to the restructuring plan. The 2001 charges relate to employee severance and benefits ($472 million), accelerated depreciation ($80 million) and other ($17 million). The company has not discontinued any major product lines as a result of this restructuring.

In connection with its restructuring plan, the company eliminated a total of about 6,900 positions. These positions represent a wide range of functions throughout the company. Of the 6,900 employment reduction for the total plan, about 45 percent occurred in the United States, 30 percent in Europe, and the balance in other international areas. All business segments were impacted directly and also indirectly through reduced allocations of corporate staff service costs. The impact of the total restructuring, including the allocated portion of restructured staff services, is estimated by segment as follows: Industrial, 35 percent; Electro and Communications, 20 percent; Transportation, Graphics and Safety, 20 percent; Health Care, 10 percent; Consumer and Office, 10 percent; and Specialty Material, 5 percent. These estimates are provided only as a frame of reference as to the order of magnitude by segment. In order to enhance segment comparability and reflect management's focus on ongoing operations, these restructuring costs have not been recorded in the individual business segments.

Related to this restructuring plan, the company estimates it saved on a pre-tax basis $300 million in 2002, in addition to the $80 million saved in 2001. The company estimates an additional $120 million of incremental savings on a pre-tax basis in 2003. The majority of the savings will be reduced employee costs. The 2002 savings were spread across cost of sales, SG&A, and research, development and related expenses. The 2001 savings were most prominent in SG&A, with cost of sales benefits occurring in late 2001. Numerous factors may create offsets to these savings, such as the potential for continued weakness in sales volumes, normal increases in compensation and benefits, and other inflationary pressures.

Of the company's remaining current liability at December 31, 2002, $30 million is classified in current liabilities (payroll) and $18 million is classified in other current liabilities on the Consolidated Balance Sheet. The company classified as long-term liabilities $43 million of its 2002 charges and $124 million of its 2001 charges. Special termination pension and medical benefits, aggregating $43 million in 2002 and $62 million in 2001, were offered to eligible employees. These benefits will generally be paid over their life expectancies. In addition, of the $62 million in separation pay that was deferred in 2001, $47 million was reclassified to current in 2002. The company also recorded $3 million of non-cash stock option expense ($8 million in 2001) due to the reclassification of certain employees age 50 and older to retiree status, resulting in a modification of their original stock option awards for accounting purposes. The current liabilities and a portion of the non-current liabilities will be funded through cash provided by operations, while funding for certain long-term special termination pension and medical liabilities will be provided through established pension and postretirement trust funds. The majority of the long-term portion of the liability, primarily special termination pension and medical liabilities, is reflected as a component of 3M's pension and medical trust plans as a portion of the Accumulated Benefit Obligation (ABO). It is estimated that 3M's benefit plans reflect approximately $100 million of restructuring related long-term liabilities that have not yet been paid out as of December 31, 2002.

Selected information related to these charges follows.

(Millions)	Employee Severance and Benefits	Accelerated Depreciation	Other	Total
Charges				
Year 2001 charges	$472	$ 80	$ 17	$569
Year 2002 charges	111	47	44	202
Total charges	$583	$127	$61	$771
Current liability at December 31, 2000	$ --		$ --	$ --
2001 Charges	472	80	17	569
2001 Cash payments	(155)		(4)	(159)
2001 Non-cash and long-term portion of liability	(132)	(80)	--	(212)
Current liability at December 31, 2001	$185		$13	$198
2002 Charges	111	47	44	202
2002 Cash payments	(267)		(39)	(306)
2002 Reclassification from long-term portion of liability	47		--	47
2002 Non-cash and long-term portion of liability	(46)	(47)	--	(93)
Current liability at December 31, 2002	$ 30		$ 18	$ 48

Accounting Pronouncements:
Financial Accounting Standards Board (FASB) Statement No. 142, "Goodwill and Other Intangible Assets," (SFAS No. 142) was adopted by the company effective January 1, 2002. Goodwill is subject to an impairment test at least annually. The company's formal annual review of all goodwill in 2002 indicated that no impairment existed. Indefinite-lived intangible asset impairments were not material. Additional information regarding accounting pronouncements of the FASB, including SFAS No. 142, is included in Note 1 to the Consolidated Financial Statements.

PERFORMANCE BY BUSINESS SEGMENT
Disclosures relating to 3M's business segments are provided in this Annual Report on Form 10-K, Item 1, Business Segments. Financial information and other disclosures, including discussion of non-recurring items, are provided in the Notes to the Consolidated Financial Statements. Non-recurring items in 2001 (that were not recorded in Corporate and Unallocated) included acquisition-related costs totaling $23 million ($10 million recorded in Health Care; $7 million in Transportation, Graphics and Safety; and $6 million in Electro and Communications).

The company adopted EITF No. 00-25 effective January 1, 2002. This adoption resulted in a reclassification of approximately $25 million of advertising expenses from selling, general and administrative expenses to net sales for 2000 and 2001, with no impact on operating income. This reclassification resulted in a reduction in both advertising expense and net sales for these years. These reclassifications were reflected in the company's Consumer and Office segment.

Effective July 1, 2002, the company also reclassified net sales and operating income for the realignment of certain businesses from the Health Care segment to the Consumer and Office segment. This alignment will best utilize 3M's consumer and key account expertise to strengthen the position of certain brands in the marketplace. These businesses had net sales of $118 million and operating income of $7 million for total year 2001. This realignment had no impact on total company net sales or operating income.

Transportation, Graphics and Safety Markets (23 percent of consolidated sales):
This market provides products for transportation safety, commercial graphics, respiratory protection, optical display, automotive and personal safety. Sales in 2002 totaled $3.840 billion, an increase of 8.9 percent from 2001. Sales volumes were up 9.5 percent and pricing decreased six-tenths of a percent. Operating income increased to $915 million, up nearly 32 percent on a reported basis (up about 30 percent excluding non-recurring items in 2001). The growth in both sales and operating income were driven primarily by optical film products. In addition, the occupational health and automotive products also contributed to the sales growth and operating income improvement. In December 2002, 3M completed the acquisition of Corning Precision Lens, Inc., a manufacturer of lens systems for projection televisions. This acquisition will add to the optical product offerings and will operate under the name 3M Precision Optics, Inc. This business had 2002 net sales of approximately $270 million, but since this business was not acquired by 3M until December 2002, there was minimal impact on 2002 sales and operating income of the Transportation, Graphics and Safety Markets.

Health Care Markets (22 percent of consolidated sales):
This market provides innovative products that improve people's health and well-being, including dental, medical supplies, pharmaceuticals, and health information systems. Sales grew to $3.560 billion, an increase of $259 million, or 7.9 percent, from 2001. Sales volumes were up 6.9 percent and pricing increased eight-tenths of one percent. Volume and price both were negatively impacted by generic competition for 3M's branded Tambocor™ pharmaceutical product. Translation had a positive two-tenths of a percent impact on Health Care Market sales in 2002. Operating income increased to $900 million, up 19.5 percent on a reported basis (up about 18 percent excluding non-recurring items in 2001). 3M's medical supplies, dental and pharmaceutical products led the sales and operating income growth. In December 2002, 3M acquired the remaining 43 percent outstanding shares of 3M Inter-Unitek GmbH (parent company of 3M ESPE Dental AG). Since these results have been fully consolidated since 2001 (when 3M acquired 57 percent of this business), this additional acquisition of the remaining

shares had no impact on 2002 sales or operating income of the Health Care Markets segment.

In the pharmaceutical business, an agreement was reached with Eli Lilly and Company in September of 2001 to collaborate on resiquimod, an investigational compound for the treatment of genital herpes. 3M received $100 million in the fourth quarter of 2001 from Lilly in consideration for research and development efforts. Revenue is recognized on a pro-rata basis over the service period. 3M recognized $43 million of revenue relating to this agreement in 2002 and $7 million of revenue in 2001. On February 24, 2003, 3M jointly announced with Lilly suspension of clinical trials of resiquimod because preliminary data from recently completed Phase III trials suggested the dosing of resiquimod used in the studies would not achieve adequate efficacy. The data did not indicate any safety concerns with the drug. 3M and Lilly are working to determine whether to conduct additional clinical trials on resiquimod for genital herpes. Meanwhile, the broader family of Immune Response Modifiers (IRMs) continues to progress. On March 3, 2003, 3M announced positive clinical results in pivotal Phase III studies of Aldara™ (imiquimod) Cream, 5%, an immune response modifier (IRM), for multiple actinic keratoses (AK) and superficial basal cell carcinoma (sBCC). These potentially serious skin conditions are a direct result of cumulative sun exposure. With these Phase III results on Aldara, 3M Pharmaceuticals is on schedule for mid-year 2003 FDA submissions of the supplemental new drug applications.

Industrial Markets (20 percent of consolidated sales):
This market provides tapes, coated and nonwoven abrasives, and specialty adhesives. Sales totaled $3.225 billion, an increase of eight-tenths of one percent. Volume decreased 0.3 percent, reflecting continuing weakness in most manufacturing sectors of the economy. Pricing increased 1.5 percent in 2002 and translation negatively impacted sales by four-tenths of one percent. Operating income increased to $563 million, an increase of about 8.5 percent, due to effective cost control and increased efficiencies. Automotive aftermarket, engineered adhesives, and industrial tape products all showed good sales growth and operating income improvement. Coated abrasives and 3M's packaging systems products were hardest hit by the weakness in the manufacturing sector of the economy. During the third quarter of 2002, 3M finalized the acquisition of certain assets and liabilities of Emtech Emulsion Technologies, Inc. and Emtech Manufacturing Corporation. Acquisitions did not have a significant impact on 2002 sales for this segment (less than 1 percent), and did not materially impact operating income.

Consumer and Office Markets (17 percent of consolidated sales):
The Consumer and Office segment serves markets that include consumer, office, education, foodservice and other important markets. Sales in 2002 decreased nine-tenths of one percent to $2.792 billion. Volumes decreased 1.6 percent in 2002. The decrease in volume reflected continued office worker layoffs and inventory contraction in the retail channel affecting office supplies. Increased pricing had a positive two-tenths of one percent impact, and translation increased sales by five-tenths of one percent. Operating income increased to $514 million, up more than 13 percent for the year. Construction and home improvement products posted strong sales growth and operating income improvement for the year. 3M's home care and office supply products also posted strong operating income improvement. Six Sigma and costs savings from other 3M initiatives drove the operating income improvement.

Electro and Communications Markets (12 percent of consolidated sales):
This segment supplies connecting, splicing, insulating and protective products for the electronics, communications and electrical industries. Sales in 2002 totaled $1.914 billion, down 11.9 percent from the prior year. Volumes were down 11.3 percent in 2002. This decrease in volumes reflected overall softness in the telecom markets. Pricing decreased sales by eight-tenths of one percent, and translation increased sales by two-tenths of one percent. Operating income increased to $265 million, up about 21.5 percent on a reported basis (up about 18 percent excluding non-recurring items in 2001). Operating income growth was broad-based, except for weakness in the Telecom markets.

Specialty Material Markets (6 percent of consolidated sales):
This segment provides high-value materials for demanding applications in chemical processing, automotive, electronics, telecommunications and other industries. Sales totaled $953 million in 2002, a decrease of 6.8 percent from 2001, primarily due to the phase-out of perfluorooctanyl chemistry used to produce repellents and surfactant products. In addition, weaker sales in electronics end-markets contributed to the decrease in sales. Volume decreased 7.7 percent in 2002. Pricing changes did not impact 2002 sales, and translation increased sales by nine-tenths of one percent. Products in 3M's industrial minerals and Dyneon operations both experienced improvements in sales growth and operating income for 2002. Operating income totaled $136 million, down nearly 4 percent. The decrease in operating income was mainly the result of the previously mentioned phase out of perfluorooctanyl chemistry. This phase out was announced in May 2000, and substantially implemented in that year; additional steps were taken in 2001 and 2002. For related developments, refer to the "Environmental Matters" section in Part I, Item 3, Legal Proceedings.

Information related to 3M's business segments is presented in the table that follows. Additional information is contained in Note 12 to the Consolidated Financial Statements.

Business Segment Information (Millions)		Net Sales	Operating Income	Assets**	Depr. and Amort.	Capital Expenditures
Transportation, Graphics and Safety	**2002**	**$ 3,840**	**$ 915**	**$ 3,526**	**$ 212**	**$ 161**
	2001	3,526	695	2,621	238	208
	2000	3,518	783	2,741	186	239
Health Care	**2002**	**3,560**	**900**	**2,409**	**171**	**183**
	2001	3,301	753	2,190	187	171
	2000	3,007	667	1,929	175	179
Industrial	**2002**	**3,225**	**563**	**2,155**	**154**	**144**
	2001	3,199	518	2,134	185	191
	2000	3,525	641	2,392	213	214
Consumer and Office	**2002**	**2,792**	**514**	**1,519**	**118**	**100**
	2001	2,817	454	1,588	127	114
	2000	2,951	442	1,807	114	144
Electro and Communications	**2002**	**1,914**	**265**	**1,670**	**139**	**80**
	2001	2,171	218	1,807	157	132
	2000	2,467	404	1,961	158	208
Specialty Material	**2002**	**953**	**136**	**1,221**	**94**	**87**
	2001	1,022	141	1,208	97	136
	2000	1,197	57	1,230	144	131
Corporate and Unallocated*	**2002**	**48**	**(247)**	**2,829**	**66**	**8**
	2001	18	(506)	3,058	98	28
	2000	34	64	2,462	35	--
Total Company	**2002**	**$16,332**	**$3,046**	**$15,329**	**$ 954**	**$ 763**
	2001	16,054	2,273	14,606	1,089	980
	2000	16,699	3,058	14,522	1,025	1,115

*Corporate and Unallocated operating income principally includes corporate investment gains and losses, certain derivative gains and losses, insurance-related gains and losses, certain litigation expenses, restructuring charges and other miscellaneous items. Because this category includes a variety of miscellaneous items, it is subject to fluctuation on a quarterly and annual basis.

**Segment assets primarily include accounts receivable; inventory; property, plant and equipment - net; goodwill and intangible assets; and other miscellaneous assets. The increase in 2002 assets for Transportation, Graphics and Safety primarily related to the Corning Precision Lens, Inc. acquisition in December 2002. Assets included in Corporate and Unallocated principally are cash and cash equivalents; insurance receivables; deferred income taxes; certain investments and other assets; and certain unallocated property, plant and equipment.

New Business Segments Reporting Effective January 1, 2003:
In September 2002, 3M announced it would strategically realign its organization for faster growth and a closer focus on markets and customers. This realignment resulted in seven new reportable business segments compared to the current structure of six reportable business segments. These structural changes were driven by 3M's strategic planning process and represent an important step toward access to its larger and faster-growing markets. Executive vice president appointments were effective October 1, 2002, but a three-month transition period was provided to realign the existing organization to the new structure. Internal management reporting for the new reportable business segments commenced January 1, 2003.

The new reportable segments are Health Care; Industrial; Consumer and Office; Display and Graphics; Electro and Communications; Safety, Security and Protection Services; and Transportation. The Health Care, and Electro and Communications segments remained largely intact. Specialty Materials was realigned to other segments. A description of each new reportable business segment follows.

The Health Care segment serves markets worldwide including medical, surgical, pharmaceutical, dental, health information systems and other markets. Products provided to these markets include medical and pharmaceutical products, drug delivery systems, dental products, health information systems, and personal care and related products.

The Industrial segment serves a broad range of industrial markets — from aerospace and plastics to metalworking and packaging. Products include abrasives, engineered adhesives, industrial tape, packaging systems, superabrasives and microfinishing systems, surface conditioning products, Dyneon™ materials, performance materials, specialty materials, and filtration products.

The Consumer and Office segment serves markets that include consumer, office, education, foodservice and other important markets. Products in this segment include office supply products, stationery products, construction and home improvement products, protective material products, home care, and visual systems products.

The Display and Graphics segment serves markets that include electronic display, touch screen, commercial graphics, traffic control materials and other major markets. This segment includes products related to traffic control materials, optical systems, commercial graphics and specialty film and media products.

The Electro and Communications segment serves the electronic and telecommunications markets with products that speed the delivery of information and ideas, while also reducing costs. This segment also serves the electrical power market. Products include electronic and interconnect solutions, microinterconnect systems, telecommunication products and electrical products.

The Safety, Security and Protection Services segment strives to increase the safety, security and productivity of workers, facilities and systems around the world. This includes products related to occupational health and safety, commercial care, safety and security, industrial mineral, food services trade, consumer safety and light management, and corrosion protection products.

The Transportation segment serves automotive manufacturers, automotive body shops, the aerospace and marine industries, and other segments of the transportation market worldwide. This segment includes products for the automotive aftermarket, automotive OEM market, aerospace and aircraft maintenance, marine trades, and commercial vehicles.

Pro forma results for this new organizational structure effective January 1, 2003 follow. The company believes this information will assist shareholders in their understanding of the company and how it will operate going forward.

Supplemental Pro Forma Business Segment Information
Based on Segment Structure Effective January 1, 2003

(Millions)		Net Sales	Operating Income	Assets**	Depr. and Amort.	Capital Expendi-tures
Health Care	**2002**	**$ 3,560**	**$ 900**	**$ 2,409**	**$ 171**	**$ 183**
	2001	3,301	753	2,190	187	171
	2000	3,007	667	1,929	175	179
Industrial	**2002**	**3,147**	**487**	**2,685**	**196**	**158**
	2001	3,163	457	2,660	199	201
	2000	3,548	641	2,904	191	244
Consumer and Office	**2002**	**2,444**	**448**	**1,354**	**113**	**90**
	2001	2,523	410	1,429	133	123
	2000	2,753	437	1,695	128	154
Display and Graphics	**2002**	**2,228**	**534**	**2,476**	**135**	**84**
	2001	1,997	372	1,619	169	117
	2000	1,967	474	1,684	158	165
Electro and Communications	**2002**	**1,831**	**253**	**1,633**	**110**	**77**
	2001	2,107	215	1,768	136	148
	2000	2,398	399	1,916	120	204
Safety, Security and Protection Services	**2002**	**1,686**	**338**	**1,097**	**97**	**105**
	2001	1,639	302	1,054	104	122
	2000	1,615	265	1,021	99	75
Transportation	**2002**	**1,388**	**333**	**846**	**66**	**58**
	2001	1,306	270	828	63	70
	2000	1,377	279	911	63	94
Corporate and Unallocated*	**2002**	**48**	**(247)**	**2,829**	**66**	**8**
	2001	18	(506)	3,058	98	28
	2000	34	(104)	2,462	91	--
Total Company	**2002**	**$16,332**	**$3,046**	**$15,329**	**$ 954**	**$ 763**
	2001	16,054	2,273	14,606	1,089	980
	2000	16,699	3,058	14,522	1,025	1,115

*Corporate and Unallocated operating income principally includes corporate investment gains and losses, certain derivative gains and losses, insurance-related gains and losses, certain litigation expenses, restructuring charges and other miscellaneous items. Because this category includes a variety of miscellaneous items, it is subject to fluctuation on a quarterly and annual basis.

**Segment assets primarily include accounts receivable; inventory; property, plant and equipment - net; goodwill and intangible assets; and other miscellaneous assets. The increase in 2002 assets for Display and Graphics primarily related to the Corning Precision Lens, Inc. acquisition in December 2002. Assets included in Corporate and Unallocated principally are cash and cash equivalents; insurance receivables; deferred income taxes; certain investments and other assets; and certain unallocated property, plant and equipment.

Transactions among reportable segments are recorded at cost. 3M is an integrated enterprise characterized by substantial intersegment cooperation, cost allocations and inventory transfers. Therefore, management does not represent that these segments, if operated independently, would report the operating income and other financial information shown. The allocations resulting from the shared utilization of assets are not necessarily indicative of the underlying activity for segment assets, depreciation and amortization, and capital expenditures.

Operating income in 2002 included non-recurring charges of $202 million related to the restructuring plan (recorded in Corporate and Unallocated). Depreciation and amortization of $954 million included accelerated depreciation (shortened lives) of $47 million related to the restructuring (recorded in Corporate and Unallocated).

Operating income in 2001 included non-recurring charges of $504 million. Non-recurring charges, principally related to the company's restructuring plan, totaled $569 million (recorded in Corporate and Unallocated). Acquisition-related costs totaled $23 million ($10 million recorded in Health Care; $7 million in Display and Graphics; and $6 million in Electro and Communications). Additional items recorded in Corporate and Unallocated included a reversal of a 1999 litigation accrual of $73 million, and a gain of $15 million related to the net impact of the sale and write-down of available-for-sale equity securities. Depreciation and amortization of $1.089 billion included accelerated depreciation (shortened lives) of $80 million related to the restructuring (recorded in Corporate and Unallocated).

Operating income in 2000 included non-recurring net losses of $23 million. Non-recurring costs included $168 million related to the company's phase-out of perfluorooctanyl-based chemistry products (recorded in Corporate and Unallocated). This $168 million included $56 million of accelerated depreciation (included in Corporate and Unallocated depreciation and amortization), $48 million of impairment losses, and severance and other costs. Other non-recurring costs included a $20 million write-down of corporate and unallocated assets, and $20 million of other non-recurring expenses ($13 million related to acquisitions in the Electro and Communications segment). Non-recurring operating income gains in 2000 of $135 million were largely related to corporate and unallocated asset dispositions, principally the sale of available-for-sale equity securities. Operating income in 2000 also included a $50 million gain from the termination of a product distribution agreement in the Health Care segment.

PERFORMANCE BY GEOGRAPHIC AREA

Financial information, including discussion of non-recurring items, related to 3M operations in various geographic areas is provided in Note 13 to the Consolidated Financial Statements. Some of the products or components sold by 3M's international countries to third parties are exported back to the United States and other parts of the world. Thus, the net sales growth by geography may not be indicative of end-user consumption in the local country. Non-recurring pre-tax losses of $202 million in 2002 and $504 million in 2001, primarily related to the restructuring, are included in Eliminations and Other (not assigned to a specific geographic area).

United States (45 percent of consolidated sales):

Sales in the United States totaled $7.426 billion, down 1.3 percent from 2001. U.S. core volume declined 1.6 percent. Operating income was up 14.8 percent. Weak overall sales in Electro and Communications, Specialty Material and Industrial segments were partially offset by good growth in the Health Care and Consumer and Office segments.

Europe and Middle East (25 percent of consolidated sales):

Sales in Europe and the Middle East totaled $4.035 billion, up 1.9 percent from 2001. Volume decreased 3.5 percent and selling prices were up two-tenths of one percent. Currency translation increased sales by 5.2 percent. The significant downturn in the telecom industry negatively impacted Europe's sales. However, higher growth in the Health Care segment provided some offset to the telecom impact. Despite the decrease in volumes, 2002 operating income increased by 20 percent. Operating income was 17.0 percent of sales, compared with 14.4 percent of sales in 2001.

Asia Pacific (21 percent of consolidated sales):

Sales in Asia Pacific totaled $3.431 billion, up 12.8 percent from 2001. Volume in the Asia Pacific area increased 14.4 percent, driven by the Transportation, Graphics and Safety, Health Care and Industrial segments. Selling prices decreased 1.7 percent, while currency translation increased sales by one-tenth of one percent. Operating income was 29.4 percent of sales, up from 26.5 percent in 2001. In Japan, home of 3M's largest international company, volume increased 7.5 percent. Volume in the remainder of the Asia Pacific region increased about 21 percent.

Latin America, Canada and Africa (9 percent of consolidated sales):

Sales in Latin America, Canada and Africa combined totaled $1.392 billion, down 6.8 percent from 2001. In Latin America, local-currency sales increased 5.3 percent. Currency reduced Latin America sales by 16.4 percent. Economic and political instability negatively impacted sales in many parts of Latin America during 2002. In Canada, volume increased 4.6 percent. Selling prices increased nine-tenths of one percent, while translation decreased 1.1 percent. Operating income for Latin America, Canada and Africa was 28.0 percent of sales, up from 24.1 percent in 2001.

FINANCIAL CONDITION AND LIQUIDITY

The company's financial condition and liquidity at December 31, 2002, remain strong. Various assets and liabilities, including cash and short-term debt, can fluctuate significantly from month to month depending on short-term liquidity needs. Working capital (defined as current assets minus current liabilities) totaled $1.602 billion at December 31, 2002, decreasing $185 million from year-end 2001.

The accounts receivable turnover index (defined as quarterly net sales multiplied by 4 divided by ending net accounts receivable) totaled 6.55 at December 31, 2002, an improvement from 6.22 at year-end 2001. Receivables increased $45 million compared with year-end 2001, with currency translation increasing the accounts receivable balance by $147 million (due to the weaker U.S. dollar). The inventory turnover index (defined as quarterly factory cost excluding non-recurring amounts multiplied by 4 divided by ending inventory) was 4.17 at December 31, 2002, an improvement from 3.76 at year-end 2001. Inventories declined $160 million compared with year-end 2001, despite currency translation increasing the inventory balance by $88 million compared with December 31, 2001.

Cash flows provided by operating activities totaled $2.992 billion in 2002, $3.078 billion in 2001 and $2.326 billion in 2000. Cash flows from operating activities can fluctuate significantly from period to period. Pension funding decisions, tax timing differences and other items can significantly impact cash flows. In 2002, 3M funded certain employee pension plans by nearly $1.1 billion, primarily in the third and fourth quarters of 2002 (discussed in more detail later), resulting in a decrease of operating cash flows. Cash flow benefits resulted from increased profitability, working capital improvements and tax timing differences. In 2001, working capital reductions drove the increase. As discussed in the "Performance by Business Segment" section of this report, 3M received $100 million from Eli Lilly and Company in the fourth quarter of 2001 relating to a pharmaceutical agreement. In 2002, 3M made $306 million of payments under the restructuring plan, compared with $159 million in 2001. In 2002, 2001 and 2000, 3M's insurance recoveries, net of claims paid, related to the breast implant litigation totaled $51 million, $101 million and $49 million, respectively. Most of the company's implant liabilities have been paid; accordingly, receipt of related insurance recoveries will increase future cash flows. For a more detailed discussion, refer to Part I, Item 3, Legal Proceedings, of this Annual Report on Form 10-K.

Globally, 3M's pension plan assets have declined due to recent equity market weakness while pension liabilities and benefit payments have continued to grow. 3M's pension plan assets were below 3M's accumulated benefit obligation (ABO) at its most recent plan measurement dates for certain plans. Accounting rules require that, if ABO exceeds the fair value of pension plan assets, the employer must recognize a liability that is at least equal to the unfunded ABO. In the fourth quarter of 2002, 3M recorded a minimum pension liability adjustment that impacted other comprehensive income by $1.056 billion (net of tax). Other comprehensive income captures certain items excluded from net income, such as changes in cumulative translation, unrealized gains or losses related to available-for-sale equity securities, as well as additional minimum pension liabilities not yet recognized in the Consolidated Statement of Income as part of net pension cost. Other balance sheet accounts impacted by this included deferred tax assets (increase of $666 million), unfunded pension assets (decrease of $1.185 billion), pension and other liabilities (increase of $641 million), and an intangible asset related to unrecognized prior service costs (increase of $104 million). In the third quarter of 2002, the company's U.S. pension contribution of $789 million resulted in an increase in prepaid pension assets and an increase of approximately $300 million in deferred income tax liabilities. Future pension contributions will depend on market conditions. In looking at a number of different scenarios, 3M is confident its strong cash flow and balance sheet will allow it to fund future pension needs without compromising growth opportunities.

Cash used in investing activities totaled $1.927 billion in 2002, compared with $1.050 billion in 2001 and $1.373 billion in 2000. Purchases of property, plant and equipment totaled $763 million in 2002, $980 million in 2001, and $1.115 billion in 2000. These investments are helping to meet product demand and increase manufacturing efficiency. 3M expects to spend approximately $900 million in 2003 on purchases of property, plant and equipment. Proceeds from the sale of property, plant and equipment totaled $82 million, down from approximately $100 million in both 2001 and 2000.

Cash used for acquisitions of businesses totaled $1.258 billion in 2002, $218 million in 2001 and $472 million in 2000. 3M completed two significant transactions in 2002. First, 3M purchased Corning Precision Lens, Inc. for approximately $850 million, or approximately $680 million after considering the net present value of the joint election tax benefit under Section 338(h)(10), which allows goodwill to be fully deductible for tax purposes over a period of 15 years. Second, 3M purchased the 43 percent minority shares of 3M Inter-Unitek GmbH for approximately $304 million. The company also entered into seven other business combinations in 2002 for a total of $104 million in cash (net of cash acquired) and $35 million of 3M common stock. Refer to Note 3 in the Consolidated Financial Statements for additional information on business combinations.

There were three significant business combinations in 2001. 3M acquired MicroTouch Systems Inc., a touch screen manufacturer, for $158 million in cash, net of cash acquired. 3M also acquired Robinson Nugent, Inc., a telecommunications supplier, in exchange for 1,124,135 shares of 3M common stock. The company also combined its German dental business (3M Inter-Unitek GmbH, an existing 3M subsidiary) with ESPE Dental AG, a dental products manufacturer. 3M Inter-Unitek GmbH acquired 100 percent of the outstanding shares of ESPE Dental AG in exchange for 43 percent ownership in 3M Inter-Unitek GmbH and $25 million, net of cash acquired (see previous discussion concerning the purchase of the remaining 3M Inter-Unitek GmbH minority shares in 2002). Acquisition activity in 2001 also included the purchase, for less than $50 million, of five smaller companies that had combined annual net sales of less than $50 million in total.

Acquisitions in 2000 totaled $472 million in cash (net of cash acquired), plus 128,994 shares of 3M common stock. This included the purchase of 91 percent (subsequently increased to 99 percent) of Quante AG (a telecommunications supplier); the purchase of the multi-layer integrated circuit packaging line of W.L. Gore and Associates; and the acquisition of seven smaller businesses. These seven smaller businesses had a combined purchase price of less than $125 million and combined annual net sales of less than $75 million.

The company is actively considering additional acquisitions. In January 2003, 3M entered into two additional business combinations, neither of which impacted 2002 operating results or the balance sheet as of December 31, 2002. 3M purchased an additional 25 percent share of Sumitomo 3M Limited, a Japanese company, from NEC Corporation for approximately $375 million. Prior to this purchase, 3M controlled and owned 50 percent of Sumitomo 3M Limited and fully consolidated both Sumitomo 3M Limited's balance sheet and results of operations, with a provision for the minority interest that did not have participating rights. In a smaller acquisition, 3M acquired 100 percent of the common shares of Solvay Fluoropolymers, which has manufacturing facilities located in Decatur, Alabama. Although purchase price allocations have not been finalized, 3M expects no in-process research and development charges resulting from these acquisitions.

Purchases of investments totaled $7 million in 2002 and $12 million in both 2001 and 2000. These purchases include additional survivor benefit insurance and equity investments.

Total debt at December 31, 2002, was $3.377 billion, up from $2.893 billion at year-end 2001. Total debt was 36 percent of total capital, compared with 32 percent at year-end 2001. The company financed the fourth quarter 2002 Corning Precision Lens, Inc. acquisition through a combination of operating cash flows and other financing. Other fourth quarter 2002 events that impacted the debt to capital ratio included the purchase by 3M of the remaining 43 percent minority interest in 3M Inter-Unitek GmbH for cash of $304 million, and the equity reduction from the minimum pension liability adjustment effect on other comprehensive income of approximately $1.1 billion. For these reasons, 3M's debt to capital for year-end 2002 totaled 36 percent and may stay close to that level for the next quarter or two. The debt to capital ratio is expected to return to the 30 to 35 percent range shortly thereafter.

In 2002, the cash flow decrease in net short-term debt of $204 million includes the portion of short-term debt with original maturities of three months or less. The repayment of debt of $497 million primarily related to the repayment of commercial paper having original maturities greater than three months. The proceeds from debt of $1.146 billion included $550 million related to issuance of convertible debt in 2002 (discussed in more detail later), $400 million related to a 2002 debt issuance under the medium-term notes program, and the balance was largely comprised of commercial paper having original maturities greater than three months. In 2001, both repayment and proceeds from debt amounts include large amounts related to commercial paper having original maturities greater than three months.

On November 15, 2002, 3M sold $639 million in aggregate face amount of 30-year zero-coupon senior notes (the "Convertible Notes") that are convertible into shares of 3M common stock. The gross proceeds from the offering, to be used for general corporate purposes, were $550 million ($540 million net of issuance costs). The terms of the Convertible Notes include a yield to maturity of .50 percent and an initial conversion premium of 40 percent over the $130.00 closing price of 3M common stock on November 14, 2002. If certain conditions for conversion (relating to the closing common stock prices of 3M exceeding certain thresholds for specified periods) are met, holders may convert each of the 30-year zero-coupon senior notes into 4.7301 shares of 3M common stock in any calendar quarter commencing after March 31, 2003. If the conditions for conversion are met, and 3M elects not to settle in cash, the 30-year zero-coupon senior notes will be convertible in the aggregate into approximately 3.0 million shares of 3M common stock. 3M may redeem the 30-year zero-coupon senior notes at any time in whole or in part, after five years at the greater of the accreted conversion price or the current market price. Holders of the 30-year zero-coupon senior notes have the option to require 3M to purchase their notes at accreted value in years three, five, 10, 15, 20 and 25. 3M may choose to pay the redemption purchase price in cash and/or common stock. Debt issuance costs are amortized on a straight-line basis over a three-year period beginning in November 2002. There was no impact on 3M's 2002 diluted earnings per share, as the conversion rights commence after March 31, 2003. On February 14, 2003, 3M registered these Convertible Notes in a registration statement filed with the Securities and Exchange Commission.

In December 2000, the company issued approximately $350 million of debt securities, remarketable annually (with a final maturity date of December 2010), which is classified as short-term debt. In October 2000, the company filed a shelf registration with the Securities and Exchange Commission relating to the potential offering of debt securities of up to $1.5 billion. After the shelf registration became effective, the company, in May 2001, established under the shelf a medium-term notes program through which up to $1.4 billion of medium-term notes may be offered. 3M plans to use the net proceeds from future issuances of debt securities under these registrations for general corporate purposes, including the repayment of debt or the financing of possible acquisitions. As of December 31, 2002, $950 million of medium-term notes had been issued under the medium-term note program and another $56 million of debt securities had been issued directly from the shelf, aggregating $1.006 billion of outstanding debt securities issued under the shelf.

The company's liquidity position remains strong. Primary short-term liquidity needs are provided through U.S. commercial paper and euro commercial paper issuances. At year-end 2002, outstanding total commercial paper issued totaled $494 million and averaged approximately $455 million during 2002. Medium-term note shelf borrowing capacity totaled $450 million at year-end 2002. Credit support for outstanding commercial paper is provided by a $565 million, 364-day credit agreement among a group of primary relationship banks. The facility provides up to $65 million in letters of credit ($64 million of which was outstanding at December 31, 2002). Committed credit facilities of $91 million are in place across several international subsidiary locations. The company also has uncommitted lines of credit totaling $250 million. The company expects to renew the committed lines of credit facilities in 2003. The company believes it is unlikely that its access to the commercial paper market will be restricted. Cash and cash equivalents and certain other current assets could provide additional liquidity to meet near term obligations, if necessary.

At year-end 2002, certain debt agreements ($565 million of short-term lines of credit, $350 million of dealer remarketable securities, and the $271 million of ESOP debt) had ratings triggers (BBB-/Baa3 or lower) that would require repayment of debt. The company currently has an AA/Aa1 rating.

A summary of the company's significant contractual obligations follows. Certain unconditional purchase obligations relate to take or pay contracts with terms in excess of one year, in which 3M has typically guaranteed payment to ensure availability of products or services that are sold to customers. The company expects to receive consideration (products or services) for a majority of these unconditional purchase obligations. Other contractual obligations are not significant. The ESOP debt guarantee is recorded as a component of long-term debt.

Contractual Obligations

		Payments due by year					
(Millions)	Total	2003	2004	2005	2006	2007	After 2007
Long-term debt (including current portion)	$2,493	$353	$385	$437	$ 39	$ 40	$1,239
Operating leases	283	71	52	34	25	19	82
Capital leases	111	4	4	4	4	4	91
Unconditional purchase obligations	153	66	46	27	4	3	7
Total contractual cash obligations	$3,040	$494	$487	$502	$ 72	$ 66	$1,419

3M's guarantees of loans with third parties, indemnification contracts, and other guarantees are estimated at approximately $25 million. 3M's accrued product warranty liability is also estimated at approximately $25 million. 3M does not consider these amounts to be significant.

Repurchases of 3M common stock totaled $942 million in 2002, compared with $1.322 billion in 2001 and $814 million in 2000. Repurchases were made to support the company's management stock option plan, its general employees' stock purchase plan, and for other corporate purposes. In November 2001, the Board of Directors authorized the repurchase of up to $2.5 billion of the company's common stock. This share repurchase authorization is effective from January 1, 2002, through December 31, 2003. In 2002, the company purchased approximately 7.9 million shares for $942 million.

The reduction in annual weighted average diluted shares outstanding (including the effects of repurchases, issuances and dilution) resulted in a benefit of 6 cents per diluted share in 2002 and 8 cents per diluted share in 2000. There was no impact in 2001.

Cash dividends paid to stockholders in 2002 totaled $968 million, or $2.48 per share. 3M has paid dividends since 1916. In February 2003, the Board of Directors increased the quarterly dividend on 3M common stock to 66 cents per share, equivalent to an annual dividend of $2.64 per share. This marks the 45th consecutive year of dividend increases.

FINANCIAL INSTRUMENTS

The company enters into contractual derivative arrangements in the ordinary course of business to manage foreign currency exposure, interest rate risks and commodity price risks. A financial risk management committee, composed of senior management, provides oversight for risk management and derivative activities. This committee determines the company's financial risk policies and objectives, and provides guidelines for derivative instrument utilization. This committee also establishes procedures for control and valuation, risk analysis, counterparty credit approval, and ongoing monitoring and reporting.

The company enters into foreign exchange forward contracts, options and swaps to hedge against the effect of exchange rate fluctuations on cash flows denominated in foreign currencies and certain intercompany financing transactions. The company manages interest rate risks using a mix of fixed and floating rate debt. To help manage borrowing costs, the company may enter into interest rate swaps. Under these arrangements, the company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. The company manages commodity price risks through negotiated supply contracts, price protection swaps and forward physical contracts.

A variance/co-variance statistical modeling technique was used to test the company's exposure to changes in currency and interest rates and assess the risk of loss in after-tax earnings of financial instruments, derivatives and underlying exposures outstanding at December 31, 2002. The model (third-party bank dataset) used a 95 percent confidence level over a 12-month time horizon. Based on this analysis of the company's interest rate risks, possible changes in interest rates would not adversely impact after-tax earnings by a material amount ($7 million at December 31, 2002, and $6 million at December 31, 2001). Based on this analysis of the primary foreign exchange risks, possible changes in foreign exchange rates could adversely impact after-tax earnings by $40 million ($57 million at December 31, 2001). In 2002, the actual currency impact did not exceed the value-at-risk after-tax amount of $40 million. This model analyzed more than 20 different currencies, but does not purport to represent what actually will be experienced by the company. This model does not include certain hedge transactions, because the company believes their inclusion would not materially impact the results.

The company is increasingly striving to more closely align its manufacturing and sourcing with geographic market sales, which will move costs outside the United States. This will also help mitigate the effects from currency fluctuations. In 2001, the company increased the amount and duration of its foreign currency hedges to help lessen year-over-year impacts and to improve the predictability of future earnings. However, this hedging program will not make 3M immune to currency impacts.

Sensitivity analysis was used to assess commodity risks. The technique used evaluates the effect that changes in the market value of commodities will have on the company's commodity derivative instruments. At year-end 2002 and 2001, the potential change in fair value of commodity derivative instruments, assuming a 10 percent adverse change in the underlying commodity price, was not material ($1 million after tax at December 31, 2002, and $4 million after tax at December 31, 2001).

The global exposures related to purchased components and materials are such that a one percent price change would result in a pre-tax cost or savings of approximately $40 million per year. Derivative instruments are used to partially hedge about one percent of this exposure. The global energy exposure is such that a 10 percent price change would result in a pre-tax cost or savings of approximately $30 million per year. Derivative instruments are used to partially hedge about 15 percent of this energy exposure.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

In the context of Item 7A, market risk refers to the risk of loss arising from adverse changes in financial and derivative instrument market rates and prices, such as fluctuations in interest rates and foreign-currency exchange rates. The company discusses risk management in various places throughout this document, including discussions in Item 7 concerning Financial Condition and Liquidity, and Financial Instruments, and in the Notes to Consolidated Financial Statements (Debt, Derivatives and Other Financial Instruments, and the Derivatives and Hedging Activities accounting policy). All derivative activity is governed by written policies, and a value-at-risk analysis is provided for these derivatives. The company does not have leveraged derivative positions.

Item 8. Financial Statements and Supplementary Data.

Index to Financial Statements

RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the integrity and objectivity of the financial information included in this report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Where necessary, the financial statements reflect estimates based on management judgment.

Management has established and maintains a system of internal accounting and other controls for the company and its subsidiaries. Management believes that established accounting procedures and related systems of internal control provide reasonable assurance that assets are safeguarded, that the books and records properly reflect all transactions, and that policies and procedures are implemented by qualified personnel. The company's system of internal controls is supported by widely communicated written policies, including business conduct policies, which are designed to require all employees to maintain high ethical standards in the conduct of company affairs. Internal auditors continually review the accounting and control systems.

The Audit Committee, composed entirely of outside members of the Board of Directors, meets regularly with representatives of management, the independent accountants and the company's internal auditors to monitor the functioning of the accounting control systems and to review the results of the auditing activities. The Audit Committee selects the independent accountants for appointment, subject to shareholder ratification. The independent accountants have full and free access to the Audit Committee. The independent accountants conduct an objective, independent audit of the financial statements.

/s/ W. James McNerney, Jr.

W. James McNerney, Jr.
Chief Executive Officer
3M Company

/s/ Patrick D. Campbell

Patrick D. Campbell
Chief Financial Officer
3M Company

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of 3M Company:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the consolidated financial position of 3M Company and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 and Note 4 to the Consolidated Financial Statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Minneapolis, Minnesota
February 10, 2003

Consolidated Statement of Income

3M Company and Subsidiaries Years ended December 31 (Amounts in millions, except per share amounts)	**2002**	2001	2000
Net sales	**$16,332**	$16,054	$16,699
Operating expenses			
Cost of sales	**8,496**	8,749	8,787
Selling, general and administrative expenses	**3,720**	4,036	3,938
Research, development and related expenses	**1,070**	1,084	1,101
Other expense (income)	**--**	(88)	(185)
Total	**13,286**	13,781	13,641
Operating income	**3,046**	2,273	3,058
Interest expense and income			
Interest expense	**80**	124	111
Interest income	**(39)**	(37)	(27)
Total	**41**	87	84
Income before income taxes, minority interest and cumulative effect of accounting change	**3,005**	2,186	2,974
Provision for income taxes	**966**	702	1,025
Minority interest	**65**	54	92
Income before cumulative effect of accounting change	**1,974**	1,430	1,857
Cumulative effect of accounting change	**--**	--	(75)
Net income	**$ 1,974**	$ 1,430	$ 1,782
Weighted average common shares outstanding - basic	**390.0**	394.3	395.7
Earnings per share - basic			
Income before cumulative effect of accounting change	**$ 5.06**	$ 3.63	$ 4.69
Cumulative effect of accounting change	**--**	--	(.19)
Net income	**$ 5.06**	$ 3.63	$ 4.50
Weighted average common shares outstanding - diluted	**395.5**	399.9	399.9
Earnings per share - diluted			
Income before cumulative effect of accounting change	**$ 4.99**	$ 3.58	$ 4.64
Cumulative effect of accounting change	**--**	--	(.19)
Net income	**$ 4.99**	$ 3.58	$ 4.45

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

Consolidated Balance Sheet

3M Company and Subsidiaries At December 31 (Dollars in millions, except per share amounts)	**2002**	2001
Assets		
Current assets		
Cash and cash equivalents	**$ 618**	$ 616
Accounts receivable - net	**2,527**	2,482
Inventories	**1,931**	2,091
Other current assets	**983**	1,107
Total current assets	**6,059**	6,296
Investments	**238**	275
Property, plant and equipment - net	**5,621**	5,615
Goodwill	**1,898**	1,012
Intangible assets	**269**	238
Other assets	**1,244**	1,170
Total assets	**$15,329**	$14,606
Liabilities and Stockholders' Equity		
Current liabilities		
Short-term debt	**$ 1,237**	$ 1,373
Accounts payable	**945**	753
Payroll	**411**	539
Income taxes	**518**	596
Other current liabilities	**1,346**	1,248
Total current liabilities	**4,457**	4,509
Long-term debt	**2,140**	1,520
Other liabilities	**2,739**	2,491
Total liabilities	**9,336**	8,520
Commitments and contingencies (Note 18)		
Stockholders' equity		
Common stock, par value $.01 per share Shares outstanding - 2002: 390,195,681 2001: 391,303,636	**5**	5
Capital in excess of par value	**291**	291
Retained earnings	**12,748**	11,914
Treasury stock	**(4,767)**	(4,633)
Unearned compensation	**(258)**	(286)
Accumulated other comprehensive income (loss)	**(2,026)**	(1,205)
Stockholders' equity - net	**5,993**	6,086
Total liabilities and stockholders' equity	**$15,329**	$14,606

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

Consolidated Statement of Changes in Stockholders' Equity and Comprehensive Income

3M Company and Subsidiaries

(Dollars in millions, except per share amounts)	Total	Common Stock and Capital in Excess of Par	Retained Earnings	Treasury Stock	Unearned Compen-sation	Accumulated Other Compre-hensive Income (Loss)
Balance at December 31, 1999	$6,289	$296	$10,741	$(3,833)	$(327)	$(588)
Net income	1,782		1,782			
Cumulative translation adjustment - net of $5 million tax provision	(191)					(191)
Minimum pension liability adjustment - net of $37 million tax benefit	(28)					(28)
Debt and equity securities, unrealized loss - net of $65 million tax benefit	(107)					(107)
Total comprehensive income	1,456					
Dividends paid ($2.32 per share)	(918)		(918)			
Amortization of unearned compensation	24				24	
Reacquired stock (9.1 million shares)	(814)			(814)		
Issuances pursuant to stock option and benefit plans (6.3 million shares)	483		(88)	571		
Issuances pursuant to acquisitions (129 thousand shares)	11			11		
Balance at December 31, 2000	$6,531	$296	$11,517	$(4,065)	$(303)	$(914)
Net income	1,430		1,430			
Cumulative translation adjustment - net of $14 million tax provision	(267)					(267)
Minimum pension liability adjustment - net of $15 million tax benefit	(16)					(16)
Debt and equity securities, unrealized loss - net of $11 million tax benefit	(17)					(17)
Derivative financial instruments - unrealized gain - net of $5 million tax provision	9					9
Total comprehensive income	1,139					
Dividends paid ($2.40 per share)	(948)		(948)			
Amortization of unearned compensation	17				17	
Reacquired stock (12.0 million shares)	(1,322)			(1,322)		
Issuances pursuant to stock option and benefit plans (6.1 million shares)	543		(85)	628		
Issuances pursuant to acquisitions, net of returns of $1 million from escrow (net 1.1 million shares issued)	126			126		
Balance at December 31, 2001	$6,086	$296	$11,914	$(4,633)	$(286)	$(1,205)
Net income	**1,974**		**1,974**			
Cumulative translation adjustment - net of $14 million tax benefit	**294**					**294**
Minimum pension liability adjustment - net of $666 million tax benefit	**(1,056)**					**(1,056)**
Debt and equity securities, unrealized loss - net of $6 million tax benefit	**(11)**					**(11)**
Derivative financial instruments - unrealized gain - net of $28 million tax benefit	**(48)**					**(48)**
Total comprehensive income	**1,153**					
Dividends paid ($2.48 per share)	**(968)**		**(968)**			
Amortization of unearned compensation	**28**				**28**	
Reacquired stock (7.9 million shares)	**(942)**			**(942)**		
Issuances pursuant to stock option and benefit plans (6.8 million shares)	**601**		**(172)**	**773**		
Issuances pursuant to acquisitions, (278 thousand shares)	**35**			**35**		
Balance at December 31, 2002	**$5,993**	**$296**	**$12,748**	**$(4,767)**	**$(258)**	**$(2,026)**

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

Consolidated Statement of Cash Flows

3M Company and Subsidiaries Years ended December 31 (Dollars in millions)	**2002**	2001	2000
Cash Flows from Operating Activities			
Net income	**$ 1,974**	$1,430	$1,782
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	**954**	1,089	1,025
Pension company contributions	**(1,086)**	(157)	(150)
Deferred income tax provision	**579**	1	89
Changes in assets and liabilities			
Accounts receivable	**145**	345	(171)
Inventories	**279**	194	(261)
Other current assets	**58**	(97)	(69)
Other assets - net of amortization	**(54)**	109	(17)
Income taxes payable	**(11)**	211	88
Accounts payable and other current liabilities	**(33)**	(62)	65
Other liabilities	**113**	8	(70)
Other - net	**74**	7	15
Net cash provided by operating activities	**2,992**	3,078	2,326
Cash Flows from Investing Activities			
Purchases of property, plant and equipment	**(763)**	(980)	(1,115)
Proceeds from sale of property, plant and equipment	**82**	102	104
Acquisitions of businesses	**(1,258)**	(218)	(472)
Proceeds from sale of businesses	**1**	11	1
Purchases of investments	**(7)**	(12)	(12)
Proceeds from sale of investments	**18**	47	121
Net cash used in investing activities	**(1,927)**	(1,050)	(1,373)
Cash Flows from Financing Activities			
Change in short-term debt - net	**(204)**	(20)	(236)
Repayment of debt (maturities greater than 90 days)	**(497)**	(1,564)	(23)
Proceeds from debt (maturities greater than 90 days)	**1,146**	1,693	495
Purchases of treasury stock	**(942)**	(1,322)	(814)
Reissuances of treasury stock	**522**	462	425
Dividends paid to stockholders	**(968)**	(948)	(918)
Distributions to minority interests	**(78)**	(17)	(60)
Net cash used in financing activities	**(1,021)**	(1,716)	(1,131)
Effect of exchange rate changes on cash	**(42)**	2	93
Net increase (decrease) in cash and cash equivalents	**2**	314	(85)
Cash and cash equivalents at beginning of year	**616**	302	387
Cash and cash equivalents at end of year	**$ 618**	$ 616	$ 302

The accompanying Notes to Consolidated Financial Statements are an integral part of this statement.

Notes to Consolidated Financial Statements

NOTE 1. Significant Accounting Policies

Consolidation: All significant subsidiaries are consolidated. All significant intercompany transactions are eliminated. As used herein, the term "3M" or "company" refers to 3M Company and subsidiaries unless the context indicates otherwise.

Foreign currency translation: Local currencies generally are considered the functional currencies outside the United States. Assets and liabilities for operations in local-currency environments are translated at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Cumulative translation adjustments are recorded as a component of accumulated other comprehensive income in stockholders' equity.

Reclassifications: Certain prior period balance sheet amounts have been reclassified to conform with the current year presentation.

Effective January 1, 2002, the company adopted Emerging Issues Task Force Issue No. 00-25 (EITF 00-25), "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." This statement addressed whether certain consideration from a vendor to a reseller of the vendor's products is an adjustment to selling prices or a cost. This statement did not have any effect on the company's net income or its financial position. This adoption resulted in a reclassification of approximately $25 million of advertising expenses from selling, general and administrative expenses to net sales for 2000 and 2001. These adjustments were associated with the company's Consumer and Office segment.

Use of estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents: Cash and cash equivalents consist of cash and temporary investments with maturities of three months or less when purchased.

Investments: Investments primarily include the cash surrender value of life insurance policies, real estate, venture capital and equity-method investments. Unrealized gains and losses relating to investments classified as available-for-sale are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Inventories: Inventories are stated at lower of cost or market, with cost generally determined on a first-in, first-out basis.

Property, plant and equipment: Property, plant and equipment are recorded at cost, including capitalized interest and internal engineering costs. Depreciation of property, plant and equipment generally is computed using the straight-line method based on the estimated useful lives of the assets. Buildings and improvements estimated useful lives primarily range from 10 to 40 years, with the majority in the range from 20 to 40 years. Machinery and equipment estimated useful lives primarily range from 3 to 15 years, with the majority in the range from 5 to 10 years. Fully depreciated assets are retained in property and accumulated depreciation accounts until disposal. Upon disposal, assets and related accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to operations. Property, plant and equipment amounts are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis.

Effective January 1, 2002, the company adopted Statement of Financial Accounting Standards (SFAS) No. 144. This statement retains the requirements of SFAS No. 121 (Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of) to recognize impairments on Property, Plant and Equipment, but removes goodwill from its scope. The adoption of SFAS No. 144 did not have a material impact on the company's consolidated financial statements.

Goodwill: Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. Effective January 1, 2002, with the adoption of SFAS No. 142, goodwill is not amortized. Prior to January 1, 2002, goodwill was amortized on a straight-line basis, ranging from 5 to 40 years. Beginning January 1, 2002, goodwill will be tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Reporting units are one level below the business segment level, but can be combined when reporting units within the same segment have similar economic characteristics. 3M, at year-end 2002, had 20 reporting units under the criteria set forth by SFAS No. 142. The vast majority of goodwill relates to and is assigned directly to a specific reporting unit. An impairment loss would generally be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The estimated fair value of a reporting unit is determined using earnings for the reporting unit multiplied by a price/earnings ratio for comparable industry groups, or by using a discounted cash flow analysis. The company completed its assessment of any potential impairment upon adoption of this standard and upon its annual assessment and determined that no impairments existed. Prior to January 1, 2002, goodwill was tested for impairment in a manner consistent with property, plant and equipment and intangible assets with a definite life. In Note 4 to the Consolidated Financial Statements goodwill and indefinite-lived intangible asset information is provided, including supplemental consolidated statement of income information on a both a reported and adjusted basis.

Intangible Assets: Intangible assets include patents, tradenames and other intangible assets acquired from an independent party. Effective January 1, 2002, with the adoption of SFAS No. 142, intangible assets with an indefinite life, namely certain tradenames, are not amortized. Intangible assets with a definite life are amortized on a straight-line basis with estimated useful lives ranging from 2 to 17 years. Indefinite-lived intangible assets will be tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Intangible assets with a definite life are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows used in determining the fair value of the asset. The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis. Costs related to internally developed intangible assets are expensed as incurred.

Revenue recognition: Revenue is recognized when the risks and rewards of ownership have substantively transferred to customers, regardless of whether legal title has transferred. This condition is normally met when the product has been delivered or upon performance of services. The company sells a wide range of products to a diversified base of customers around the world and, therefore, believes there is no material concentration of credit risk. Prior to 2000, the company recognized revenue upon shipment of goods to customers and upon performance of services (refer to "Cumulative Effect of Accounting Change" that follows).

Cumulative Effect of Accounting Change: During the fourth quarter of 2000, the company changed its revenue recognition policies. Essentially, the new policies recognize that the risks and rewards of ownership in many transactions do not substantively transfer to customers until the product has been delivered, regardless of whether legal title has transferred. In addition to this change in accounting that affected a substantial portion of its product sales, the company has revised aspects of its accounting for services provided in several of its smaller businesses. These new policies are consistent with the guidance contained in SEC Staff Accounting Bulletin No. 101. The effect of these changes in revenue recognition policies, as of January 1, 2000, is reported as the cumulative effect of an accounting change in 2000. This change did not have a significant effect on prior year results.

Advertising and merchandising: These costs are charged to operations in the year incurred.

Internal-use software: The company capitalizes direct costs of materials and services used in the development of internal-use software. Amounts capitalized are amortized on a straight-line basis over a period of 3 to 5 years and are reported as a component of machinery and equipment within property, plant and equipment.

Environmental: Environmental expenditures relating to existing conditions caused by past operations that do not contribute to current or future revenues are expensed. Liabilities for remediation costs are recorded on an undiscounted basis when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or the company's commitment to a plan of action.

Income Taxes: The provision for income taxes is determined using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

Accounting for stock-based compensation: The intrinsic value method is used per APB 25 and generally no compensation cost is recognized for either the General Employees' Stock Purchase Plan (GESPP) or the Management Stock Ownership Program (MSOP). The General Employees' Stock Purchase Plan is considered non-compensatory. Pro forma amounts based on the options' estimated fair value, net of tax, at the grant dates for awards under the GESPP and MSOP follow.

Pro Forma Net Income and Earnings Per Share (Millions)	**2002**	2001	2000
Net income, as reported	**$1,974**	$1,430	$1,782
Add: Stock based compensation expense included in net income, net of related tax effects	**2**	12	--
Deduct: Total stock-based compensation expense determined under fair value, net of related tax effects	**(144)**	(164)	(114)
Pro forma net income	**1,832**	1,278	1,668
Earnings per share - basic			
As reported	**$ 5.06**	$ 3.63	$ 4.50
Pro forma	**4.70**	3.24	4.22
Earnings per share - diluted			
As reported	**$ 4.99**	$ 3.58	$ 4.45
Pro forma	**4.63**	3.20	4.17

Comprehensive income: Total comprehensive income and the components of accumulated other comprehensive income (loss) are presented in the Consolidated Statement of Changes in Stockholders' Equity and Comprehensive Income. Accumulated other comprehensive income (loss) is composed of foreign currency translation effects (including hedges of net investments in international companies), minimum pension liability adjustments, unrealized gains and losses on available-for-sale debt and equity securities, and unrealized gains and losses on cash flow hedging instruments.

Earnings per share: The difference in the weighted average shares outstanding for calculating basic and diluted earnings per share is attributable to the dilution associated with the company's stock-based compensation plans. Refer to Note 17 to the Consolidated Financial Statements for the computation of basic and diluted earnings per share for each year.

Derivatives and hedging activities: Effective January 1, 2001, the company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. This new accounting standard requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The effect of adopting this standard was not material to the company's consolidated financial statements.

The company uses interest rate swaps, currency swaps, and forward and option contracts to manage risks generally associated with foreign exchange rate, interest rate and commodity market volatility. All hedging instruments are designated and effective as hedges, in accordance with U.S. generally accepted accounting principles. If the underlying hedged transaction ceases to exist, all changes in fair value of the related derivatives that have not been settled are recognized in current earnings. Instruments that do not qualify for hedge accounting are marked to market with changes recognized in current earnings. The company does not hold or issue derivative financial instruments for trading purposes and is not a party to leveraged derivatives.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations," which must be adopted no later than January 1, 2003. This statement establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The company is reviewing the requirements of this standard. The company does not expect this standard to materially impact its consolidated financial position or results of operations.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Statements 4 and 64 deals with the extinguishment of debt. Statement 44 deals with the accounting for intangible assets of motor carriers, and Statement 13 deals with accounting for leases. The company expects the changes to Statements 4, 44, 64, and 13 and the Technical Corrections will not materially impact its consolidated financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This standard reviews the accounting for certain exit costs and disposal activities currently set forth in Emerging Issues Task Force issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal change relates to the requirements necessary for recognition of a liability for a cost associated with an exit or disposal activity. The new statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred versus the date of commitment to an exit plan. This statement is effective for exit and disposal activities initiated after December 31, 2002. The company expects the new standard to principally impact the ultimate timing of when charges are recorded as opposed to the amount of the ultimate charge.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies (for guarantees issued after January 1, 2003) that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing the guarantee. At December 31, 2002, 3M does not have any significant guarantees. Disclosures concerning guarantees are found in Note 18 to the Consolidated Financial Statements.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure. An amendment of FASB Statement No. 123." The company is choosing to continue with its current practice of applying the recognition and measurement principles of APB No. 25, "Accounting for Stock Issued to Employees." The company has adopted the disclosure requirements of SFAS No. 148.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation addresses the requirements for business enterprises to consolidate related entities in which they are determined to be the primary economic beneficiary as a result of their variable economic interests. The interpretation is intended to provide guidance in judging multiple economic interests in an entity and in determining the primary beneficiary. The interpretation outlines disclosure requirements for VIEs in existence prior to January 31, 2003, and outlines consolidation requirements for VIEs created after January 31, 2003. The company has reviewed its major commercial relationships and its overall economic interests with other companies consisting of related parties, contracted manufacturing vendors, companies in which it has an equity position, and other suppliers to determine the extent of its variable economic interest in these parties. The review has not resulted in a determination that 3M would be judged to be the primary economic beneficiary in any material relationships, or that any material entities would be judged to be Variable Interest Entities of 3M. The company believes it has appropriately reported the economic impact and its share of risks of its commercial relationships through its equity accounting along with appropriate disclosure of its purchase guarantees and other commitments.

NOTE 2. Restructuring Charges

During the first half of 2001, the company developed and announced a restructuring plan that consolidates certain operations and streamlines the organization to increase speed and productivity. In June 2001, the company completed the identification of the significant actions to be taken and obtained approvals from the appropriate level of management. In the fourth quarter of 2001, the company obtained approvals for certain additional actions. These actions were substantially completed by June 30, 2002.

In the first six months of 2002, 3M incurred $202 million of pre-tax expense relating to the restructuring plan. The 2002 charges relate to employee severance and benefits ($111 million), accelerated depreciation ($47 million) and other ($44 million). During 2001, 3M incurred $569 million of pre-tax expenses principally related to the restructuring plan. The 2001 charges relate to employee severance and benefits ($472 million), accelerated depreciation ($80 million) and other ($17 million).

The severance charges were taken in the quarter when management approved the plans and after severance benefits had been communicated to the employees. The accelerated depreciation (incremental charges resulting from shortened depreciable lives, primarily related to downsizing or consolidating manufacturing operations) related to assets included in property, plant and equipment. Estimated salvage values were based on estimates of proceeds upon sale of certain affected assets. The charges related to other exit activities include incremental costs and contractual obligations for items such as lease termination payments and other facility exit costs (such as demolition of buildings, inventory disposals, other) incurred as a direct result of this plan.

In connection with its restructuring plan, the company eliminated a total of about 6,900 positions. These positions represent a wide range of functions throughout the company. Of the 6,900 employment reduction for the total plan, about 45 percent occurred in the United States, 30 percent in Europe, and the balance in other international areas. All business segments were impacted directly and also indirectly through reduced allocations of corporate staff service costs. The impact of the total restructuring, including the allocated portion of restructured staff services, is estimated by segment as follows: Industrial, 35 percent; Electro and Communications, 20 percent; Transportation, Graphics and Safety, 20 percent; Health Care, 10 percent; Consumer and Office, 10 percent; and Specialty Material, 5 percent. These estimates are provided only as a frame of reference as to the order of magnitude by segment. In order to enhance segment comparability and reflect management's focus on ongoing operations, these restructuring costs have not been recorded in the individual business segments.

Of the company's remaining current liability at December 31, 2002, $30 million is classified in current liabilities (payroll) and $18 million is classified in other current liabilities on the Consolidated Balance Sheet. The company classified as long-term liabilities $43 million of its 2002 charges and $124 million of its 2001 charges. Special termination pension and medical benefits, aggregating $43 million in 2002 and $62 million in 2001, were offered to eligible employees. These benefits will generally be paid over their life expectancies. In addition, of the $62 million in separation pay that was deferred in 2001, $47 million was reclassified to current in 2002. The company also recorded $3 million of non-cash stock option expense ($8 million in 2001) due to the reclassification of certain employees age 50 and older to retiree status, resulting in a modification of their original stock option awards for accounting purposes. The current liabilities and a portion of the non-current liabilities will be funded through cash provided by operations, while funding for certain long-term special termination pension and medical liabilities will be provided through established pension and postretirement trust funds. The majority of the long-term portion of the liability, primarily special termination pension and medical liabilities, is reflected as a component of 3M's pension and medical trust plans as a portion of the Accumulated Benefit Obligation (ABO). It is estimated that 3M's benefit plans reflect approximately $100 million of restructuring related long-term liabilities that have not yet been paid out as of December 31, 2002.

The restructuring plan includes actions in 25 locations in the United States, 27 in Europe, eight in the Asia Pacific area, 13 in Latin America, and four in Canada. Substantially all actions required by the plan were completed by June 30, 2002. The company has not discontinued any major product lines as a result of the restructuring plan. The restructuring charges do not include any write-down of goodwill or other intangible assets.

Selected information related to these charges follows.

(Millions)	Employee Severance and Benefits	Accelerated Depreciation	Other	Total
Charges				
Year 2001 charges	$472	$ 80	$ 17	$569
Year 2002 charges	111	47	44	202
Total charges	$583	$127	$61	$771
Current liability at December 31, 2000	$ --		$ --	$ --
2001 Charges	472	$ 80	17	569
2001 Cash payments	(155)		(4)	(159)
2001 Non-cash and long-term portion of liability	(132)	(80)	--	(212)
Current liability at December 31, 2001	$185		$ 13	$198
2002 Charges	111	$ 47	44	202
2002 Cash payments	(267)		(39)	(306)
2002 Reclassification from long-term portion of liability	47		--	47
2002 Non-cash and long-term portion of liability	(46)	(47)	--	(93)
Current liability at December 31, 2002	$ 30		$ 18	$ 48

Selected information related to the company's 1998 restructuring program follows.

(Millions)	Employee Severance and Benefits	Write-down of Property, Plant and Equipment	Other	Total
1998 charges	$271	$143	$ 79	$493
1999 changes in estimates	4	(31)	(1)	(28)
Total charges	$275	$112	$ 78	$465
December 31, 1998 liability	$232		$ 32	$264
1999 cash payments	(205)		(23)	(228)
1999 changes in estimates	4		(1)	3
December 31, 1999 liability	$ 31		$ 8	$ 39
2000 cash payments	(24)		(4)	(28)
December 31, 2000 liability	$ 7		$ 4	$ 11
2001 cash payments	(3)		(2)	(5)
December 31, 2001 liability	$ 4		$ 2	$ 6
2002 cash payments	(4)		(2)	(6)
December 31, 2002 liability	$ --		$ --	$ --

NOTE 3. Acquisitions and Divestitures

General: In 2002, 2001 and 2000, all business combinations completed by the company used the purchase method of accounting. Effective January 1, 2002, with the adoption of SFAS No. 142, goodwill and indefinite-lived intangibles are no longer amortized.

Year 2002 acquisitions: In December 2002, 3M purchased 100 percent of the outstanding common shares of Corning Precision Lens, Inc., a wholly owned subsidiary of Corning Incorporated, for $850 million in cash. Corning Precision Lens, Inc. has become a wholly owned subsidiary of 3M, operating under the name of 3M Precision Optics, Inc. The acquired company is a manufacturer of lens systems for projection televisions, which will broaden 3M's technology position in the global display industry. The purchase agreement between 3M and Corning Incorporated contains a contingency. This contingency is based on the final working capital valuation of the assets purchased and liabilities assumed as of the acquisition date. This contingency has not been booked in 3M's balance sheet as of December 31, 2002, as the final amount of the asset or liability is not yet known. Any payment or receipt of cash upon removal of this contingency will be booked as an adjustment to goodwill in 3M's balance sheet. In relation to the size of the transaction, this amount is not expected to be significant.

In December 2002, 3M purchased the 43 percent minority ownership of 3M Inter-Unitek GmbH. 3M paid $304 million in cash to the minority interest shareholders of 3M Inter-Unitek GmbH. 3M Inter-Unitek GmbH is the parent company of 3M ESPE Dental AG.

During the year ended December 31, 2002, 3M completed seven additional business combinations for a total cost of $139 million, which was paid with $104 million in cash, net of cash acquired, and $35 million of 3M common stock (277,792 common shares). A summary of the seven business combinations follows:
1) 3M (Industrial segment) purchased certain assets and specified liabilities of Emtech Emulsion Technologies, Inc. and Emtech Manufacturing Corporation. These companies are involved in the manufacture and sale of durable film label materials.
2) 3M (Industrial segment) purchased certain assets and specified liabilities of Polymer Manufacturing, Inc. This company, based in Oxnard, California, is a manufacturer of two-part polyurethane adhesives, plastic repair materials, sealants and related accessories.
3) 3M (Transportation, Graphics and Safety segment) purchased the shares of AiT Corporation. AiT Corporation, based in Ottawa, Ontario, Canada, is a manufacturer of travel ID security systems.
4) 3M (Health Care segment) purchased the shares of Ruffing IT. This company, based in Germany, develops quality assurance software for medical records.

5) 3M (Health Care segment) purchased from GlaxoSmithKline the right to manufacture and distribute the Migril product line in certain African nations. Migril is an over-the-counter treatment for migraine attacks.
6) 3M (Industrial segment) purchased an 80 percent interest in certain assets of Shanghai Grinding Wheel Works, a Chinese company. These assets will be used to manufacture and sell coated abrasive products.
7) 3M (Electro and Communications segment) purchased an additional 6 percent of Quante AG (a telecommunications supplier).

The preliminary purchase price allocations and the resulting impact on the Consolidated Balance Sheet in 2002 for business combinations are summarized as follows.

Asset (Liability) (Millions)	Corning Precision Lens, Inc.	3M Inter-Unitek GmbH	Aggregation of Remaining Acquisitions	Total Activity
Accounts receivable	$ 36	$ --	$ 7	$ 43
Inventory	21	5	5	31
Other current assets	1	--	--	1
Property, plant and equipment	107		11	118
Purchased indefinite-lived intangible assets	--	--	2	2
Purchased identifiable intangible assets	36	--	9	45
Purchased goodwill	672	12	101	785
Accounts payable and other current liabilities	(23)	--	(6)	(29)
Interest bearing debt	--	--	(4)	(4)
Minority interest liability	--	289	14	303
Other long-term liabilities	--	(2)	--	(2)
Net assets acquired	$850	$304	$139	$1,293
Cash, net of cash acquired	$850	$304	$104	$1,258
Non-cash (3M shares at fair value)	--	--	35	35
Net assets acquired	$850	$304	$139	$1,293

The valuation of certain tangible and intangible assets relating to the Corning Precision Lens, Inc. acquisition and other acquisitions is not final; thus the purchase price allocations are subject to further refinement. The above purchased identifiable intangible assets of $45 million will be amortized on a straight-line basis over lives ranging from 2 to 17 years (weighted-average life of 10.6 years). There were no in-process research and development charges associated with these acquisitions. Pro forma information related to these acquisitions is not included because the impact of these acquisitions, either individually or in the aggregate, on the company's consolidated results of operations is not considered to be significant.

Year 2001 acquisitions: In 2001, the company completed three notable business combinations and also acquired five smaller businesses for a total purchase price of $218 million (net of cash acquired), plus 1,124,135 shares of 3M common stock. 3M acquired MicroTouch Systems, Inc., a touch screen manufacturer, for $158 million in cash, net of cash acquired. 3M also acquired Robinson Nugent, Inc., a telecommunications supplier, in exchange for 1,124,135 shares of 3M common stock that had a fair market value of $127 million as of the acquisition date. 3M also combined its German dental business (3M Inter-Unitek GmbH, an existing 3M subsidiary) with ESPE Dental AG, a dental products manufacturer. 3M Inter-Unitek GmbH acquired 100 percent of the outstanding shares of ESPE Dental AG in exchange for 43 percent ownership in 3M Inter-Unitek GmbH and $25 million, net of cash acquired. Upon completion of this transaction, and as of December 31, 2001, 3M held a 57 percent controlling interest in 3M Inter-Unitek GmbH and consolidated it with a provision for the minority interest that did not have participating rights. As stated previously, 3M purchased the remaining minority interest shares of 3M Inter-Unitek GmbH in 2002.

The 2001 purchased intangible assets, including goodwill, through December 31, 2001, are being amortized on a straight-line basis over the periods benefited, ranging from 4 to 40 years. In accordance with SFAS No. 142, goodwill and indefinite-lived intangible assets are not amortized effective January 1, 2002. In-process research and development charges associated with these acquisitions were not material. Pro forma information related to these acquisitions is not provided because the impact of these acquisitions on the company's consolidated results of operations is not considered to be significant.

Year 2000 acquisitions: During 2000, 3M acquired 91 percent (subsequently increased to 99 percent), of Quante AG (a telecommunications supplier), 100 percent of the multi-layer integrated circuit packaging line of W.L. Gore and Associates, and seven smaller businesses for a total purchase price of $472 million in cash (net of cash acquired) plus 128,994 shares of 3M common stock. The stock had a fair market value of $11 million at the acquisition date and was previously held as 3M treasury stock.

The 2000 purchased intangible assets, including goodwill, through December 31, 2001, are being amortized on a straight-line basis over the periods benefited, ranging from 3 to 20 years. In accordance with SFAS No. 142, goodwill and indefinite-lived intangible assets are not amortized effective January 1, 2002. In-process research and development charges associated with these acquisitions were not significant. Pro forma information related to these acquisitions is not included because the impact of these acquisitions on the company's consolidated results of operations is not considered to be significant.

Consolidated balance sheet purchase price allocations for 2001 and 2000: The purchase price allocations and the resulting impact on the consolidated balance sheet relating to all 2001 and 2000 business combinations follow.

Asset (Liability) (Millions)	2001	2000
Accounts receivable	$ 67	$ 86
Inventories	64	112
Other current assets	19	13
Property, plant and equipment	110	179
Purchased intangible assets	473	326
Other assets	23	30
Accounts payable and other current liabilities	(138)	(93)
Interest bearing debt	(16)	(123)
Minority interest liability	(243)	--
Other long-term liabilities	(14)	(47)
Net assets acquired	$345	$483
Cash, net of cash acquired	$218	$472
Non-cash (3M shares at fair value)	127	11
Net assets acquired	$345	$483

Subsequent events: In early 2003, 3M completed two business combinations. These combinations had no impact on either 2002 operating results or the balance sheet as of December 31, 2002. 3M purchased an additional 25 percent of Sumitomo 3M Limited, a Japanese company, from NEC Corporation for approximately $375 million. Prior to this purchase, 3M controlled and owned 50 percent of Sumitomo 3M Limited and fully consolidated both Sumitomo 3M Limited's balance sheet and results of operations, with a provision for the minority interest that did not have participating rights. In a smaller acquisition, 3M acquired 100 percent of the common shares of Solvay

Fluoropolymers, which has manufacturing facilities located in Decatur, Alabama. Although purchase price allocations have not been finalized at this time, 3M expects no in-process research and development charges resulting from these acquisitions. Pro forma information related to these acquisitions is not included because the impact of these acquisitions, either individually or in the aggregate, on the company's consolidated results of operations is not considered to be significant.

Note 4. Goodwill and Indefinite-Lived Intangible Assets

The goodwill balance by business segment as of January 1, 2002 and December 31, 2002 follows. Goodwill recognized in 2002 totaled $785 million, with $721 million expected to be fully deductible for tax purposes. The increase in the goodwill balance in 2002 primarily relates to the nine 2002 business combinations previously discussed and changes in foreign currency exchange rates during the period.

Goodwill (Millions)	Jan. 1 2002 balance	2002 Acqui-sitions	2002 Translation and Other	Dec. 31 2002 balance
Transportation, Graphics and Safety	$ 171	$ 697	$ 12	$ 880
Health Care	330	16	47	393
Industrial	20	78	(2)	96
Consumer and Office	19	--	--	19
Electro and Communications	366	(6)	21	381
Specialty Material	106	--	23	129
Total Company	$1,012	$ 785	$ 101	$1,898

In accordance with SFAS No. 142, beginning January 1, 2002, 3M no longer amortizes goodwill and certain indefinite-lived intangible assets. Amortization expense by business segment relating to goodwill and indefinite-lived intangible assets for the years ended December 31, 2001 and 2000 follows.

Amortization expense (Millions)	Year 2001	Year 2000
Transportation, Graphics and Safety	$13	$ 5
Health Care	22	15
Industrial	1	3
Consumer and Office	2	2
Electro and Communications	23	14
Specialty Material	6	5
Total Company	$67	$44
Income taxes	(12)	(12)
Minority interest	(4)	-
Amortization - net of income taxes and minority interest	$51	$32

The impact of Statement No. 142 on reported results follows.

Goodwill and Indefinite-Lived Tradenames
Supplemental Consolidated Statement of Income Information
Twelve months ended December 31

(Millions, except per-share amounts)	**2002**	2001	2000
Reported net income	**$1,974**	$1,430	$1,782
Add back:			
Goodwill amortization, net	--	48	30
Indefinite-lived tradename amortization, net	--	3	2
Adjusted net income	**$1,974**	$1,481	$1,814
Earnings per share - basic			
Reported net income	**$ 5.06**	$ 3.63	$ 4.50
Goodwill amortization, net	--	0.12	0.08
Indefinite-lived tradename amortization, net	--	0.01	--
Adjusted net income	**$ 5.06**	$ 3.76	$ 4.58
Earnings per share - diluted			
Reported net income	**$ 4.99**	$ 3.58	$ 4.45
Goodwill amortization, net	--	0.11	0.09
Indefinite-lived tradename amortization, net	--	0.01	--
Adjusted net income	**$ 4.99**	$ 3.70	$ 4.54

Acquired Intangible Assets

The carrying amount and accumulated amortization of acquired intangible assets follow.

(Millions)	**Dec. 31 2002**	Jan. 1 2002
Patents	**$297**	$241
Other amortizable intangible assets	**93**	85
Non-amortizable intangible assets (tradenames)	**61**	52
Total gross carrying amount	**451**	378
Accumulated amortization - patents	**(123)**	(91)
Accumulated amortization - other	**(59)**	(49)
Less total accumulated amortization	**(182)**	(140)
Total intangible assets, net	**$269**	$238

Amortization expense for acquired intangible assets (excluding amortization of goodwill and indefinite-lived intangible assets of $67 million and $44 million in 2001 and 2000, respectively) for the years ended December 31, 2002, 2001 and 2000 follows.

(Millions)	**Year 2002**	Year 2001	Year 2000
Amortization expense	**$ 39**	$ 32	$ 21

Expected amortization expense for acquired intangible assets recorded as of December 31, 2002 follows.

(Millions)	2003	2004	2005	2006	2007	After 2007
Amortization expense	$35	$32	$26	$22	$20	$73

The above amortization expense forecast is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, changes in foreign currency exchange rates, impairment of intangible assets, accelerated amortization of intangible assets, and other events.

NOTE 5. Supplemental Statement of Income Information

(Millions)	**2002**	2001	2000
Research, development and related expenses	**$1,070**	$1,084	$1,101
Advertising and merchandising costs	**372**	407	519

Research and development expenses, covering basic scientific research and the application of scientific advances to the development of new and improved products and their uses, totaled $738 million, $745 million and $727 million in 2002, 2001 and 2000, respectively. Related expenses primarily include technical support provided by the laboratories for existing products.

NOTE 6. Supplemental Balance Sheet Information

(Millions)	**2002**	2001
Accounts receivable		
Accounts receivable	**$ 2,615**	$ 2,569
Less allowances	**88**	87
Accounts receivable - net	**$ 2,527**	$ 2,482
Inventories		
Finished goods	**$ 1,011**	$ 1,103
Work in process	**591**	611
Raw materials	**329**	377
Total inventories	**$ 1,931**	$ 2,091
Other current assets		
Product and other insurance receivables	**$ 313**	$ 304
Deferred income taxes	**231**	290
Other	**439**	513
Total other current assets	**$ 983**	$ 1,107
Investments		
Available-for-sale (fair value)	**$ 10**	$ 37
Equity-method	**38**	28
Cash surrender value of life insurance policies, real estate and other (cost, which approximates fair value)	**190**	210
Total investments	**$ 238**	$ 275

Supplemental Balance Sheet Information (continued)

(Millions)	2002	2001
Property, plant and equipment - at cost		
Land	$ 238	$ 224
Buildings and leasehold improvements	3,979	3,510
Machinery and equipment	10,450	10,208
Construction in progress	391	423
	15,058	14,365
Less accumulated depreciation	9,437	8,750
Property, plant and equipment - net	$ 5,621	$ 5,615
Intangible assets		
Patents	$ 174	$ 150
Tradenames	61	52
Other intangible assets	34	36
Total intangible assets	$ 269	$ 238
Other assets		
Prepaid pension benefits	467	537
Product and other insurance receivables	446	481
Deferred income taxes	210	152
Other	121	--
Total other assets	$ 1,244	$ 1,170
Other current liabilities		
Employee benefits and withholdings	$ 357	$ 295
Accrued trade payables	279	267
Deferred income	198	188
Property and other taxes	157	153
Product and other claims	122	119
Deferred income taxes	10	16
Other	223	210
Total other current liabilities	$ 1,346	$ 1,248
Other liabilities		
Non-funded pension and postretirement benefits	$ 1,220	$ 633
Minority interest in subsidiaries	294	527
Deferred income taxes	346	469
Employee benefits	412	355
Product and other claims	332	335
Deferred income	112	94
Other	23	78
Total other liabilities	$ 2,739	$ 2,491

At December 31, 2002 and 2001, respectively, product and other insurance receivables (current and long-term) include $339 million and $406 million related to the breast implant matter, $264 million and $223 million related to respirator/mask/asbestos litigation, and $156 million in both 2002 and 2001 for other insurance receivables. Although at December 31, 2002, receivables for insurance recoveries related to the breast implant matter of $323 million continue to be contested by insurance carriers, management, based on the opinion of counsel, believes such amounts will ultimately be collected. Accounts payable includes drafts payable on demand of $75 million at December 31, 2002, and $83 million at December 31, 2001.

NOTE 7. Supplemental Stockholders' Equity and Comprehensive Income Information
Common stock ($.01 par value per share) of 1.5 billion shares is authorized, with 472,016,528 shares issued in 2002, 2001 and 2000. Common stock and capital in excess of par includes $231 million transferred from common stock to capital in excess of par value during 2000 in connection with the change in par value of the company's common stock from $.50 to $.01 per share. Treasury stock is reported at cost, with 81,820,847 shares at December 31, 2002, and 80,712,892 shares at December 31, 2001. Preferred stock, without par value, of 10 million shares is authorized but unissued.

The components of the ending balances of accumulated other comprehensive income (loss) follow.

Accumulated Other Comprehensive Income (Loss) (Millions)	**2002**	2001	2000
Cumulative translation - net	**$ (858)**	$(1,152)	$(885)
Minimum pension liability adjustments - net	**(1,130)**	(74)	(58)
Debt and equity securities, unrealized gain - net	**1**	12	29
Cash flow hedging instruments, unrealized gain (loss)- net	**(39)**	9	--
Total accumulated other comprehensive income (loss)	**$(2,026)**	$(1,205)	$(914)

The minimum pension liability adjustment is calculated on an annual basis. If the accumulated benefit obligation (ABO) exceeds the fair value of pension assets, the employer must recognize a liability that is at least equal to the unfunded ABO. In the fourth quarter of 2002, 3M recorded a minimum pension liability adjustment within other comprehensive income of $1.056 billion (net of tax).

Income tax effects for cumulative translation are not significant because no tax provision has been made for the translation of foreign currency financial statements into U.S. dollars. Reclassification adjustments are made to avoid double counting in comprehensive income items that are also displayed as part of net income. A summary of these reclassification adjustments follows.

Reclassification Adjustments to Comprehensive Income (Millions)	**2002**	2001	2000
Gains on sale or donation of equity securities, net of tax provision of $2 million, $9 million and $39 million, respectively, for 2002, 2001 and 2000	**$ 3**	$ 14	$ 62
Write-down of equity securities, net of tax benefit of $3 million and $3 million, respectively for 2002 and 2001	**(5)**	(5)	--
Cash flow hedging instruments, gains (losses) - net of tax benefit of $18 million and tax provision of $8 million, respectively, for 2002 and 2001	**(30)**	13	--

NOTE 8. Supplemental Cash Flow Information

(Millions)	**2002**	2001	2000
Cash income tax payments	**$ 382**	$ 520	$ 852
Cash interest payments	**80**	137	104
Capitalized interest	**20**	26	31
Depreciation	**854**	916	915
Amortization of software	**61**	74	45
Amortization of goodwill and indefinite-lived tradenames	**--**	67	44
Amortization of patents and other identifiable intangibles	**39**	32	21

Individual amounts on the Consolidated Statement of Cash Flows exclude the effects of acquisitions, divestitures and exchange rate impacts, which are presented separately. In 2000, the net impact of cumulative effect of accounting changes is recorded in "Other - net" within operating activities.

In 2002, 3M purchased certain assets and specified liabilities of Emtech Emulsion Technologies, Inc. and Emtech Manufacturing Corporation in exchange for shares of 3M common stock that had a fair market value of $35 million.

Non-cash transactions occurring during 2001 included:
1) 3M acquired Robinson Nugent, Inc. in exchange for shares of 3M common stock that had a fair market value of $127 million.
2) The company exchanged 43 percent ownership in 3M Inter-Unitek GmbH, previously a wholly owned 3M subsidiary, for 87 percent of ESPE Dental AG. In 2001, 3M also paid $25 million in cash (net of cash acquired) such that 3M Inter-Unitek GmbH owned 100 percent of the outstanding shares of ESPE Dental AG. The value of the non-cash transaction in 2001 was estimated at approximately $245 million. In 2002, 3M purchased the 43 percent minority ownership in 3M Inter-Unitek GmbH for approximately $304 million. The difference in these values relates to exchange rate changes and the strong performance of the business. Refer to Note 3 in the Consolidated Financial Statements for additional information about these transactions.
3) Dividends declared, but not paid at December 31, 2001, of $40 million were payable to minority interests in consolidated subsidiaries.

NOTE 9. Debt

Short-Term Debt (Millions)	Effective Interest Rate*	**2002**	2001
U.S. dollar commercial paper	1.33%	**$ 365**	$ 731
Non-U.S. dollar commercial paper	2.87%	**129**	145
Dealer remarketable securities	5.67%	**350**	350
Long-term debt - current portion	2.10%	**320**	5
Long-term debt - current portion - ESOP debt guarantee	5.62%	**33**	32
Other borrowings	5.51%	**40**	110
Total short-term debt		**$1,237**	$1,373

Long-Term Debt (Millions)	Currency/ Fixed vs. Floating	Effective Interest Rate*	Maturity Date	**2002**	2001
Convertible note	USD Fixed	0.50%	2032	**$ 550**	$ --
4.15% medium-term note	USD Floating	1.23%	2005	**400**	--
U.S. dollar (USD) 6.375% note	USD Fixed	6.38%	2028	**330**	330
ESOP debt guarantee	USD Fixed	5.62%	2004-2009	**238**	271
4.25% medium-term note	USD Floating	1.11%	2004	**200**	200
4.90% medium-term note	USD Floating	1.27%	2004	**150**	150
Dec. 2041 floating rate note	USD Floating	1.05%	2041	**100**	100
Other borrowings	Various	1.38%	2004-2040	**172**	469
Total long-term debt				**$2,140**	$1,520

Weighted-Average Effective Interest Rate*	Total		Excluding ESOP debt	
At December 31	**2002**	2001	**2002**	2001
Short-Term	**3.17%**	3.98%	**3.10%**	3.94%
Long-Term	**2.33%**	3.60%	**1.91%**	3.15%

*Reflects the effects of interest rate and currency swaps at December 31.

The ESOP debt is serviced by dividends on stock held by the ESOP and by company contributions. These contributions are not reported as interest expense, but are reported as an employee benefit expense in the Consolidated Statement of Income. Other borrowings includes debt held by 3M's international companies and floating rate notes in the United States, with the long-term portion of this debt primarily comprised of U.S. Dollar floating rate debt. Other borrowings in 2001 also includes certain debt that becomes due in 2003. As a result, other borrowings in long-term debt decreased significantly in 2002, with the corresponding increase reflected in the current portion of long-term debt.

Maturities of long-term debt for the next five years are: 2003, $353 million; 2004, $385 million; 2005, $437 million; 2006, $39 million; and 2007, $40 million.

At year-end 2002, available short-term lines of credit totaled about $656 million, of which $64 million was outstanding. The company also has uncommitted lines of credit totaling $250 million. Debt covenants do not restrict the payment of dividends.

On November 15, 2002, 3M sold $639 million in aggregate face amount of 30-year zero-coupon senior notes (the "Convertible Notes") that are convertible into shares of 3M common stock. The gross proceeds from the offering, to be used for general corporate purposes, were $550 million ($540 million net of issuance costs). The terms of the Convertible Notes include a yield to maturity of .50 percent and an initial conversion premium of 40 percent over the $130.00 closing price of 3M common stock on November 14, 2002. If certain conditions for conversion (relating to the closing common stock prices of 3M exceeding certain thresholds for specified periods) are met, holders may convert each of the 30-year zero-coupon senior notes into 4.7301 shares of 3M common stock in any calendar quarter commencing after March 31, 2003. If the conditions for conversion are met, and 3M elects not to settle in cash, the 30-year zero-coupon senior notes will be convertible in the aggregate into approximately 3.0 million shares of 3M common stock. 3M may redeem the 30-year zero-coupon senior notes at any time in whole or in part, after five years at the greater of the accreted conversion price or the current market price. Holders of the 30-year zero-coupon senior notes have the option to require 3M to purchase their notes at accreted value in years three, five, 10, 15, 20 and 25. 3M may choose to pay the redemption purchase price in cash and/or common stock. Debt issuance costs are amortized on a straight-line basis over a three-year period beginning in November 2002. There was no impact on 3M's 2002 diluted earnings per share, as the conversion rights commence after March 31, 2003. On February 14, 2003, 3M registered these Convertible Notes in a registration statement filed with the Securities and Exchange Commission.

In December 2000, the company issued approximately $350 million of debt securities, which is classified as short-term debt. The remarketable securities can be remarketed annually, at the option of the dealer, for a year each time, with a final maturity date of December 2010. In December 2002, the company's dealer remarketable securities were remarketed for one year. They were reissued with a fixed coupon rate of 5.6736 percent.

In October 2000, the company filed a shelf registration with the Securities and Exchange Commission relating to the potential offering of debt securities of up to $1.5 billion. After the shelf registration became effective, the company, in May 2001, established under the shelf a medium-term notes program through which up to $1.4 billion of medium-term notes may be offered. 3M plans to use the net proceeds from future issuances of debt securities under these registrations for general corporate purposes, including the repayment of debt or the financing of possible acquisitions. As of December 31, 2002, $950 million of medium-term notes had been issued under the medium-term note program and another $56 million of debt securities had been issued directly from the shelf, aggregating $1.006 billion of outstanding debt securities issued under the shelf.

NOTE 10. Derivatives and Other Financial Instruments
The company uses interest rate swaps, currency swaps, and forward and option contracts to manage risks generally associated with foreign exchange rate, interest rate and commodity market volatility. The information that follows explains the various types of derivatives and financial instruments, followed by a table that recaps 2002 and 2001 net investment hedging and cash flow hedging amounts.

Foreign Currency Forward and Option Contracts: The company enters into foreign exchange forward contracts, options and swaps to hedge against the effect of exchange rate fluctuations on cash flows denominated in foreign currencies and certain intercompany financing transactions. These transactions are designated as cash flow hedges. At December 31, 2002, the company had various open foreign exchange forward and option contracts, the majority of which had maturities of one year or less. The amounts at risk are not material because the company has the ability to generate offsetting foreign currency cash flows. The settlement or extension of these derivatives will result in reclassifications to earnings in the period during which the hedged transactions affect earnings (from other comprehensive income). The maximum length of time over which 3M is hedging its exposure to the variability in future cash flows for a majority of the forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is 12 months. During the second quarter of 2002, the company converted a foreign currency based pricing contract into a dollar-based pricing contract. This resulted in the discontinuance of certain foreign currency cash flow hedges. The company recognized a $10 million pre-tax loss (recorded in cost of sales) related to the discontinuance of these contracts. Hedge ineffectiveness was not material for the year 2002 or 2001.

Interest Rate & Currency Swaps: The company manages interest expense using a mix of fixed and floating rate debt. To help manage borrowing costs, the company may enter into interest rate swaps. Under these arrangements, the company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. The company uses interest rate and currency swaps to manage interest rate risk related to borrowings.

At December 31, 2002, the company had interest rate swaps with a fair value of $37 million ($7 million at December 31, 2001) designated as fair value hedges of underlying fixed rate obligations. The mark-to-market of these fair value hedges is recorded as gains or losses in interest expense and is offset by the gain or loss on the underlying debt instrument that is also recorded in interest expense. All existing fair value hedges are 100 percent effective and, thus, there is no impact to earnings due to hedge ineffectiveness.

As circumstances warrant, the company also uses cross-currency interest rate swaps to hedge foreign currency and interest rates. There were no cross-currency interest rate swaps outstanding at December 31, 2002.

Net Investment Hedging: As circumstances warrant, the company uses foreign currency debt and forwards to hedge portions of the company's net investments in foreign operations. For hedges that meet the effectiveness requirements, the net gains or losses are recorded in cumulative translation within other comprehensive income, with any ineffectiveness recorded in cost of sales. Hedge ineffectiveness resulted in after-tax realized gains totaling about $2 million in 2002 ($4 million in 2001).

Commodity Price Management: The company manages commodity price risks through negotiated supply contracts, price protection swaps and forward physical contracts. The company uses commodity price swaps as cash flow hedges of forecasted transactions to manage price volatility. The related mark-to-market gain or loss on qualifying hedges is included in other comprehensive income to the extent effective (typically 100 percent effective), and reclassified into cost of sales in the period during which the hedged transaction affects earnings. 3M has hedged its exposure to the variability of future cash flows for certain forecasted transactions through 2004. No significant commodity cash flow hedges were discontinued during the years 2002 or 2001.

Net Investment Hedging and Cash Flow Hedging: Amounts recorded in cumulative translation related to net investment hedging, and cash flow hedging instrument disclosures follow. Reclassification adjustments are made to avoid double counting in comprehensive income items that are also included as part of net income. The amount of the reclassification adjustment recognized in other comprehensive income is equal to, but opposite in sign from, the amount of the realized gain or loss in net income.

Derivatives Net of Tax (Millions)	Twelve months ended December 31 **2002**	2001
Unrealized gain/(loss) recorded in cumulative translation		
Net investment hedging	**$(17)**	$ 23
Cash flow hedging instruments balance and activity		
Beginning balance	**$ 9**	$ 0
Net unrealized holding gain/(loss)*	**(78)**	22
Reclassification adjustment*	**30**	(13)
Total activity	**(48)**	9
Ending balance	**$(39)****	$ 9
***Tax expense or benefit**		
Net unrealized holding gain/(loss)	**$ 46**	$(13)
Reclassification adjustment	**(18)**	8

** Based on exchange rates at December 31, 2002, the company expects to reclassify to earnings over the next 12 months a majority of the cash flow hedging instruments after-tax loss of $39 million (with the impact largely offset by foreign currency cash flows from underlying hedged items).

Credit risk: The company is exposed to credit loss in the event of nonperformance by counterparties in interest rate swaps, currency swaps, and option and foreign exchange contracts. However, the company's risk is limited to the fair value of the instruments. The company actively monitors its exposure to credit risk through the use of credit approvals and credit limits, and by selecting major international banks and financial institutions as counterparties. The company does not anticipate nonperformance by any of these counterparties.

Fair value of financial instruments: At December 31, 2002 and 2001, the company's financial instruments included cash and cash equivalents, accounts receivable, investments, accounts payable, borrowing, and derivative contracts. The fair values of cash and cash equivalents, accounts receivable, accounts payable, and short-term debt (except the $350 million dealer remarketable security) approximated carrying values because of the short-term nature of these instruments. Available-for-sale investments and derivative contracts are reported at fair values. Fair values for investments held at cost are not readily available, but are believed to approximate fair value. The carrying amounts and estimated fair values of other financial instruments based on third-party quotes follows.

Financial Instruments Carrying Amounts and Estimated Fair Values

(Millions)	**December 31, 2002** Carrying Amount	Fair Value	December 31, 2001 Carrying Amount	Fair Value
Short-term debt - dealer remarketable securities	**$ 350**	**$ 384**	$ 350	$ 366
Long-term debt	**2,140**	**2,244**	1,520	1,494

NOTE 11. Income Taxes

At December 31, 2002, about $3.9 billion of unremitted earnings attributable to international companies were considered to be indefinitely invested. No provision has been made for taxes that might be payable if these earnings were remitted to the United States. The company's intention is to reinvest these earnings permanently or to repatriate the earnings when it is tax effective to do so. It is not practicable to determine the amount of incremental taxes that might arise were these earnings to be remitted. However, the company believes that the United States foreign tax credits would largely eliminate any United States taxes and offset any foreign withholding taxes due on remittance.

Annual tax provisions include amounts considered sufficient to pay assessments that may result from examination of prior year tax returns; however, the amount ultimately paid upon resolution of issues may differ materially from the amount accrued.

As a result of certain employment commitments and capital investments made by 3M, income from manufacturing activities in certain countries is subject to reduced tax rates or, in some cases, is exempt from tax for years through 2012. The income tax benefits attributable to the tax status of these subsidiaries are estimated to be $27 million (7 cents per diluted share) in 2002, $18 million (5 cents per diluted share) in 2001 and $24 million (6 cents per diluted share) in 2000.

In the third quarter of 2002, the company made a $789 million tax deductible contribution to its United States pension plan. The current income tax provision includes a benefit for the pension contribution; the deferred provision includes a cost for the related temporary difference. The company also recorded a minimum pension liability (net of tax) within other comprehensive income in 2002. The change in the year-end deferred tax balance includes the effect of recording this minimum pension liability, in addition to the annual provision for deferred income tax expense.

In 2000, the company recorded a cumulative effect of accounting change, reducing earnings by $75 million net of tax. The provision for income taxes excludes a $42 million tax benefit related to this cumulative effect.

Income before Income Taxes, Minority Interest and Cumulative Effect of Accounting Change (Millions)	2002	2001	2000
United States	$1,725	$1,368	$1,798
International	1,280	818	1,176
Total	$3,005	$2,186	$2,974

Provision for Income Taxes (Millions)	2002	2001	2000
Currently payable			
Federal	$ 43	$ 376	$ 471
State	12	47	64
International	332	278	401
Deferred			
Federal	514	(7)	92
State	21	6	7
International	44	2	(10)
Total	$ 966	$ 702	$1,025

Components of Deferred Tax Assets and Liabilities (Millions)	2002	2001
Accruals currently not deductible		
Employee benefit costs	$547	$225
Product and other claims	167	173
Severance and other restructuring costs	18	73
Product and other insurance receivables	(268)	(286)
Accelerated depreciation	(541)	(464)
Other	162	236
Net deferred tax asset (liability)	$ 85	$(43)

Reconciliation of Effective Income Tax Rate	2002	2001	2000
Statutory U.S. tax rate	35.0%	35.0%	35.0%
State income taxes - net of federal benefit	1.0	1.6	1.6
International income taxes - net	(2.5)	(.7)	(.8)
Foreign export sales benefit	(.5)	(1.2)	(.9)
U.S. business credits	(.7)	(1.1)	(.7)
All other - net	(.2)	(1.5)	.3
Effective worldwide tax rate	32.1%	32.1%	34.5%

NOTE 12. Business Segments

3M's businesses are organized, managed and internally reported as six segments based on differences in products, technologies and services. These segments are Transportation, Graphics and Safety; Health Care; Industrial; Consumer and Office; Electro and Communications; and Specialty Material. These segments have worldwide responsibility for virtually all of the company's product lines. 3M is not dependent on any single product or market.

Transactions among reportable segments are recorded at cost. 3M is an integrated enterprise characterized by substantial intersegment cooperation, cost allocations and inventory transfers. Therefore, management does not represent that these segments, if operated independently, would report the operating income and other financial information shown. The allocations resulting from the shared utilization of assets are not necessarily indicative of the underlying activity for segment assets, depreciation and amortization, and capital expenditures.

The company adopted EITF No. 00-25 effective January 1, 2002. This adoption resulted in a reclassification of approximately $25 million of advertising expenses from selling, general and administrative expenses to net sales for 2000 and 2001, with no impact on operating income. These adjustments were reflected in the company's Consumer and Office segment.

Effective July 1, 2002, the company also reclassified net sales and operating income for the realignment of certain businesses from the Health Care segment to the Consumer and Office segment. These businesses had net sales of $118 million and operating income of $7 million for total year 2001. This realignment had no impact on total company net sales or operating income.

Business Segment Products

Business Segment	**Major Products**
Transportation, Graphics and Safety	Reflective sheeting, commercial graphics systems, respirators, automotive components, safety and security products, and optical films
Health Care	Medical and surgical supplies, skin health and infection prevention products, pharmaceuticals, drug delivery systems, dental and orthondontic products, health information systems, microbiology products, and closures for disposable diapers
Industrial	Tapes, coated and nonwoven abrasives, and specialty adhesives
Consumer and Office	Sponges, scouring pads, high performance cloths, consumer and office tapes, repositionable notes, carpet and fabric protectors, energy control products, home improvement products, floor matting and commercial cleaning products, visual systems and consumer health care products
Electro and Communications	Packaging and interconnection devices, insulating and splicing solutions for the electronics, telecommunications and electrical industries
Specialty Material	Specialty materials for automotive, electronics, telecommunications, textile and other industries, and roofing granules

Business Segment Information

(Millions)		Net Sales	Operating Income	Assets**	Depr. and Amort.	Capital Expenditures
Transportation, Graphics and Safety	**2002**	**$ 3,840**	**$ 915**	**$ 3,526**	**$ 212**	**$ 161**
	2001	3,526	695	2,621	238	208
	2000	3,518	783	2,741	186	239
Health Care	**2002**	**3,560**	**900**	**2,409**	**171**	**183**
	2001	3,301	753	2,190	187	171
	2000	3,007	667	1,929	175	179
Industrial	**2002**	**3,225**	**563**	**2,155**	**154**	**144**
	2001	3,199	518	2,134	185	191
	2000	3,525	641	2,392	213	214
Consumer and Office	**2002**	**2,792**	**514**	**1,519**	**118**	**100**
	2001	2,817	454	1,588	127	114
	2000	2,951	442	1,807	114	144
Electro and Communications	**2002**	**1,914**	**265**	**1,670**	**139**	**80**
	2001	2,171	218	1,807	157	132
	2000	2,467	404	1,961	158	208
Specialty Material	**2002**	**953**	**136**	**1,221**	**94**	**87**
	2001	1,022	141	1,208	97	136
	2000	1,197	57	1,230	144	131
Corporate and Unallocated*	**2002**	**48**	**(247)**	**2,829**	**66**	**8**
	2001	18	(506)	3,058	98	28
	2000	34	64	2,462	35	--
Total Company	**2002**	**$16,332**	**$3,046**	**$15,329**	**$ 954**	**$ 763**
	2001	16,054	2,273	14,606	1,089	980
	2000	16,699	3,058	14,522	1,025	1,115

*Corporate and Unallocated operating income principally includes corporate investment gains and losses, certain derivative gains and losses, insurance-related gains and losses, certain litigation expenses, restructuring charges and other miscellaneous items. Because this category includes a variety of miscellaneous items, it is subject to fluctuation on a quarterly and annual basis.

**Segment assets primarily include accounts receivable; inventory; property, plant and equipment - net; goodwill and intangible assets; and other miscellaneous assets. The increase in 2002 assets for Transportation, Graphics and Safety primarily related to the Corning Precision Lens, Inc. acquisition in December 2002. Assets included in Corporate and Unallocated principally are cash and cash equivalents; insurance receivables; deferred income taxes; certain investments and other assets; and certain unallocated property, plant and equipment.

Operating income in 2002 included non-recurring charges of $202 million related to the restructuring plan (recorded in Corporate and Unallocated). Depreciation and amortization of $954 million included accelerated depreciation (shortened lives) of $47 million related to the restructuring (recorded in Corporate and Unallocated).

Operating income in 2001 included non-recurring charges of $504 million. Non-recurring charges, principally related to the company's restructuring plan, totaled $569 million (recorded in Corporate and Unallocated). Acquisition-related costs totaled $23 million ($10 million recorded in Health Care; $7 million in Transportation, Graphics and Safety; and $6 million in Electro and Communications). Additional items recorded in Corporate and Unallocated included a reversal of a 1999 litigation accrual of $73 million, and a gain of $15 million related to the net impact of the sale and write-down of available-for-sale equity securities. Depreciation and amortization of $1.089 billion included accelerated depreciation (shortened lives) of $80 million related to the restructuring (recorded in Corporate and Unallocated).

Operating income in 2000 included non-recurring net losses of $23 million. Non-recurring costs included $168 million in the Specialty Material segment related to the company's phase-out of perfluorooctanyl-based chemistry products. This $168 million included $56 million of accelerated depreciation (included in the Specialty Material segment depreciation and amortization), $48 million of impairment losses, and severance and other costs. Other non-recurring costs included a $20 million write-down of corporate and unallocated assets, and $20 million of other non-recurring expenses ($13 million related to acquisitions in the Electro and Communications segment). Non-recurring operating income gains in 2000 of $135 million were largely related to corporate and unallocated asset dispositions, principally the sale of available-for-sale equity securities. Operating income in 2000 also included a $50 million gain from the termination of a product distribution agreement in the Health Care segment.

NOTE 13. Geographic Areas
Geographic area information on the basis the company uses to manage its businesses follows. Export sales and certain income and expense items are reported within the geographic area where the final sales to customers are made. Prior year amounts have been retroactively restated to conform to the current-year presentation.

Geographic Area Information (Millions)		United States	Europe and Middle East	Asia Pacific	Latin America, Africa and Canada	Eliminations and Other	Total Company
Net sales to customers	**2002**	**$7,426**	**$4,035**	**$3,431**	**$1,392**	**$ 48**	**$16,332**
	2001	7,523	3,960	3,043	1,494	34	16,054
	2000	7,835	3,946	3,329	1,562	27	16,699
Operating Income	**2002**	**$1,180**	**$ 685**	**$1,009**	**$ 390**	**$ (218)**	**$ 3,046**
	2001	1,028	571	807	360	(493)	2,273
	2000	1,160	589	961	376	(28)	3,058
Property, plant and equipment-net	**2002**	**$3,523**	**$1,136**	**$ 676**	**$ 286**	**$ --**	**$ 5,621**
	2001	3,675	974	634	332	--	5,615
	2000	3,699	1,046	711	367	--	5,823

In 2002, operating income for eliminations and other includes non-recurring net losses totaling $202 million, related to the restructuring. In 2001, operating income for eliminations and other includes non-recurring net losses totaling $504 million, primarily related to the restructuring. Also included in 2001 were a reversal of a 1999 litigation accrual, acquisition related costs, and a net gain on the sale and write-down of available-for-sale equity securities.

NOTE 14. Pension and Postretirement Benefit Plans
3M has various company-sponsored retirement plans covering substantially all U.S. employees and many employees outside the United States. Pension benefits are based principally on an employee's years of service and compensation near retirement. In addition to providing pension benefits, the company provides certain postretirement health care and life insurance benefits for substantially all of its U.S. employees who reach retirement age while employed by the company. Most international employees and retirees are covered by government health care programs. The cost of company-provided health care plans for these international employees is not material.

The company's pension funding policy is to deposit with independent trustees amounts at least equal to accrued liabilities, to the extent allowed by law. Trust funds and deposits with insurance companies are maintained to provide pension benefits to plan participants and their beneficiaries. In addition, the company has set aside funds for its U.S. postretirement plan with an independent trustee and makes periodic contributions to the plan.

During 2001, the company changed the measurement date of its U.S. employee benefit plans (qualified and nonqualified pension benefit plans and its U.S. postretirement benefit plan) from December 31 to September 30. Information presented in the tables for 2001 reflects a measurement date of September 30, 2001, and December 31 for prior periods. This change did not have a material impact on the determination of periodic pension cost or pension obligations. Management believes this change is preferable to the method previously employed, as it facilitates the benefit cost planning and forecasting process.

In the United States, the company has a qualified and non-qualified pension plan. At September 30, 2002 (measurement date), the company's U.S. qualified pension plan accumulated benefit obligation exceeded the fair value of plan assets. The U.S. qualified pension plan accumulated benefit obligation was $6.5 billion and plan assets totaled $5.9 billion. At September 30, 2002, and September 30, 2001, the company's U.S. non-qualified pension plan had an unfunded accumulated benefit obligation of $224 million and $196 million, respectively. There are no plan assets in the non-qualified plan due to its nature.

At December 31, 2002, international pension plans in the aggregate had an accumulated benefit obligation of $2.4 billion and plan assets totaled $2.1 billion. Certain international pension plans were underfunded as of year-end 2002 and 2001. The accumulated benefit obligations of these plans were $1.089 billion in 2002 and $534 million in 2001. The assets of these plans were $682 million in 2002 and $287 million in 2001. The net underfunded amounts are included in current and other liabilities on the Consolidated Balance Sheet.

Benefit Plan Information	Qualified and Non-qualified Pension Benefits				Postretirement Benefits	
	United States		International			
(Millions)	**2002**	2001	**2002**	2001	**2002**	2001
Reconciliation of projected benefit obligation						
Beginning balance	**$ 6,553**	$5,905	**$2,445**	$2,368	**$1,304**	$1,166
Service cost	**133**	123	**88**	91	**41**	39
Interest cost	**462**	449	**127**	118	**92**	90
Participant contributions	**-**	-	**10**	8	**16**	10
Foreign exchange rate changes	**-**	-	**271**	23	**-**	-
Plan amendments	**3**	1	**-**	7	**(155)**	1
Actuarial (gain) loss	**438**	305	**85**	(90)	**277**	74
Benefit payments	**(412)**	(279)	**(101)**	(75)	**(122)**	(76)
Settlements, curtailments, special termination benefits and other	**44**	49	**(53)**	(5)	**-**	-
Ending balance	**$ 7,221**	$6,553	**$2,872**	$2,445	**$1,453**	$1,304
Reconciliation of plan assets at fair value						
Beginning balance	**$ 6,052**	$6,954	**$1,955**	$2,011	**$ 554**	$ 601
Actual return on plan assets	**(536)**	(726)	**(171)**	(99)	**(120)**	(117)
Company contributions	**809**	104	**277**	53	**297**	135
Participant contributions	**-**	-	**10**	8	**17**	10
Foreign exchange rate changes	**-**	-	**204**	60	-	-
Benefit payments	**(412)**	(279)	**(101)**	(73)	**(122)**	(75)
Settlements, curtailments and other	-	-	**(104)**	(5)	-	**-**
Ending balance	**$ 5,913**	$6,053	**$2,070**	$1,955	**$ 626**	$ 554
Funded status of plans						
Plan assets at fair value less benefit obligation	**$(1,308)**	$ (500)	**$ (802)**	$ (490)	**$ (827)**	$ (750)
Unrecognized transition (asset) obligation	**-**	**-**	-	-	-	-
Unrecognized prior service cost	**108**	117	**30**	32	**(162)**	(15)
Unrecognized (gain) loss	**2,219**	643	**922**	459	**858**	406
Fourth quarter contribution	**5**	3	**-**	-	**44**	89
Net amount recognized	**$ 1,024**	$ 263	**$ 150**	$ 1	**$ (87)**	$ (270)
Amounts recognized in the Consolidated Balance Sheet consist of:						
Prepaid assets	**$ -**	$ 424	**$ 351**	$ 102	**$ -**	$ -
Accrued liabilities	**(790)**	(196)	**(456)**	(277)	**(87)**	(270)
Intangible assets	**108**	5	**8**	6	**-**	-
Accumulated other comprehensive income - pre-tax	**1,706**	30	**247**	170	-	-
Net amount recognized	**$ 1,024**	$ 263	**$ 150**	$ 1	**$ (87)**	$ (270)

Benefit Plan Information	Qualified and Non-qualified Pension Benefits						Postretirement Benefits		
	United States			International					
(Millions)	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Components of net periodic benefit cost									
Service cost	**$133**	$123	$125	**$ 88**	$ 91	$ 83	**$ 41**	$ 39	$ 39
Interest cost	**461**	449	416	**127**	118	98	**92**	90	82
Expected return on assets	**(606)**	(615)	(565)	**(154)**	(142)	(117)	**(71)**	(53)	(47)
Amortization of transition (asset) obligation	**-**	-	-	**3**	1	2	**-**	-	-
Amortization of prior service cost or benefit	**14**	13	13	**7**	8	8	**(11)**	(11)	(11)
Recognized net actuarial (gain) loss	**3**	(9)	(14)	**16**	11	7	**17**	10	3
Net periodic benefit cost	**$ 5**	$(39)	$(25)	**$ 87**	$ 87	$ 81	**$ 68**	$ 75	$ 66
Curtailment, settlements and special termination benefits	**45**	49	-	**4**	1	-	**-**	12	-
Net periodic benefit cost after curtailments and settlements	**$ 50**	$ 10	$(25)	**$ 91**	$ 88	$ 81	**$ 68**	$ 87	$ 66
Weighted average assumptions									
Discount rate at beginning of year for service and interest cost	**7.25%**	7.50%	7.50%	**5.23%**	5.40%	5.67%	**7.25%**	7.50%	7.50%
Expected return on assets	**9.00%**	9.00%	9.00%	**7.25%**	7.42%	7.14%	**9.48%**	9.50%	8.19%
Compensation rate increase	**4.60%**	4.60%	4.65%	**3.58%**	4.02%	4.28%	**4.60%**	4.60%	4.65%
Discount rate at year-end for benefit obligation	**6.75%**	7.25%	7.50%	**4.78%**	5.23%	5.40%	**6.75%**	7.25%	7.50%

The company expects its health care cost trend rate for postretirement benefits to slow from 7.5 percent in 2002 to 5.0 percent in 2006, after which the rate is expected to stabilize. A one-percentage point change in the assumed health care cost trend rates would have the following effects.

Health Care Cost (Millions)	One Percentage Point Increase	One Percentage Point Decrease
Effect on current year's service and interest cost	$ 17	$(14)
Effect on benefit obligation	151	(131)

NOTE 15. Employee Savings and Stock Ownership Plans

The company sponsors employee savings plans under Section 401(k) of the Internal Revenue Code. These plans are offered to substantially all regular U.S. employees. Employee contributions of up to 6 percent of compensation are matched at rates ranging from 25 to 50 percent, with additional company contributions depending upon company performance. Only the company match is invested in 3M stock, with employee funds invested in a number of investment options. Vested employees may sell up to 50 percent of their 3M shares and diversify into other investment options.

The company maintains an Employee Stock Ownership Plan (ESOP). This plan was established in 1989 as a cost-effective way of funding the majority of the company's contributions under 401(k) employee savings plans. Total ESOP shares are considered to be shares outstanding for earnings per share calculations.

Dividends on shares held by the ESOP are paid to the ESOP trust and, together with company contributions, are used by the ESOP to repay principal and interest on the outstanding notes. The tax benefit related to dividends paid on unallocated shares was charged directly to equity and totaled approximately $6 million per year for 2002, 2001 and 2000. Over the life of the notes, shares are released for allocation to participants based on the ratio of the current year's debt service to the remaining debt service prior to the current payment.

The ESOP has been the primary funding source for the company's employee savings plans. As permitted by AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans," the company has elected to continue its practices, which are based on Statement of Position 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans" and subsequent consensus of the Emerging Issues Task Force of the Financial Accounting Standards Board. Accordingly, the debt of the ESOP is recorded as debt, and shares pledged as collateral are reported as unearned compensation in the Consolidated Balance Sheet and Consolidated Statement of Changes in Stockholders' Equity and Comprehensive Income. Unearned compensation is reduced symmetrically as the ESOP makes principal payments on the debt. Expenses related to the ESOP include total debt service on the notes, less dividends. The company contributes treasury shares, accounted for at fair value, to employee savings plans to cover obligations not funded by the ESOP. These amounts are reported as an employee benefit expense.

Employee Savings and Stock Ownership Plans (Millions)	**2002**	2001	2000
Dividends on shares held by the ESOP	**$ 31**	$ 31	$ 31
Company contributions to the ESOP	**17**	17	15
Interest incurred on ESOP notes	**16**	18	19
Expenses related to ESOP debt service	**13**	14	12
Expenses related to treasury shares	**42**	3	35

ESOP Debt Shares	**2002**	2001	2000
Allocated	**7,407,590**	7,241,681	6,898,666
Committed to be released	**379,187**	49,135	194,187
Unreleased	**4,505,252**	5,549,275	6,116,961
Total ESOP debt shares	**12,292,029**	12,840,091	13,209,814

NOTE 16. General Employees' Stock Purchase Plan

In May 1997, shareholders approved 15 million shares for issuance under the company's General Employees' Stock Purchase Plan (GESPP). Substantially all employees are eligible to participate in the plan. Participants are granted options at 85 percent of market value at the date of grant. There are no GESPP shares under option at the beginning or end of each year because options are granted on the first business day and exercised on the last business day of the same month.

General Employees' Stock Purchase Plan	**2002**		2001		2000	
	Shares	Exercise Price*	Shares	Exercise Price*	Shares	Exercise Price*
Options granted	**932,955**	**$102.98**	998,276	$93.85	1,206,262	$77.40
Options exercised	**(932,955)**	**102.98**	(998,276)	93.85	(1,206,262)	77.40
Shares available for grant - Dec. 31	**8,632,495**		9,565,450		10,563,726	

*Weighted average

The weighted average fair value per option granted during 2002, 2001 and 2000 was $18.17, $16.56 and $13.65, respectively. The fair value of GESPP options was based on the 15 percent purchase discount.

NOTE 17. Management Stock Ownership Program

In May 2002, shareholders approved 22.7 million shares for issuance under the Management Stock Ownership Program (MSOP) in the form of management stock options, restricted stock and stock appreciation rights. Under the plan, the company has principally issued management stock options that are granted at market value at the date of grant. These options generally are exercisable one year after the date of grant and expire 10 years from the date of grant. Thus, outstanding shares under option include grants from previous plans. There were 14,210 participants in the plan at December 31, 2002.

Management Stock Ownership Program	2002		2001		2000	
	Shares	Exercise Price*	Shares	Exercise Price*	Shares	Exercise Price*
Under option-						
Jan. 1	**34,550,188**	**$88.12**	32,347,256	$79.34	30,702,415	$74.67
Granted						
Annual	**6,236,067**	**128.85**	6,541,299	117.25	6,040,196	88.33
Progressive (Reload)	**413,046**	**122.49**	671,285	115.45	572,511	98.33
Exercised	**(5,505,889)**	**75.14**	(4,826,135)	71.41	(4,684,779)	62.19
Canceled	**(99,799)**	**129.00**	(183,517)	117.24	(283,087)	86.77
Dec. 31	**35,593,613**	**$97.55**	34,550,188	$88.12	32,347,256	$79.34
Options exercisable						
Dec. 31	**29,022,791**	**$92.26**	27,536,534	$80.98	26,159,345	$77.02
Shares available for grant						
Dec. 31	**16,161,176**		4,501,427		11,738,624	

*Weighted average

MSOP Options Outstanding and Exercisable at December 31, 2002

Range of Exercise Prices	Options Outstanding			Options Exercisable	
	Shares	Remaining Contractual Life (months)*	Exercise Price*	Shares	Exercise Price*
$48.27-63.08	6,008,631	35	$57.35	6,008,631	$57.35
86.70-106.95	16,499,727	77	92.49	16,193,060	92.29
111.80-129.70	13,085,255	112	122.76	6,821,100	117.26

*Weighted average

For annual and progressive (reload) options, the weighted average fair value at date of grant was calculated utilizing the Black-Scholes option-pricing model and the assumptions that follow.

MSOP Assumptions	Annual			Progressive (Reload)		
	2002	2001	2000	**2002**	2001	2000
Exercise price	**$129.00**	$117.25	$88.33	**$122.49**	$115.45	$98.33
Risk-free interest rate	**4.6%**	4.8%	6.7%	**2.6%**	3.8%	6.3%
Dividend growth rate (5 year average)	**3.2%**	4.6%	4.3%	**3.2%**	4.6%	4.3%
Volatility	**25.0%**	24.1%	22.3%	**24.1%**	23.7%	25.4%
Expected life (months)	**66**	67	68	**28**	28	28
Black-Scholes fair value	**$ 33.51**	$ 29.41	$22.45	**$ 17.81**	$ 17.62	$17.18

Certain MSOP average options outstanding during the years 2002, 2001 and 2000 (5.5, 4.2 and 11.5 million shares, respectively) were not included in the computation of diluted earnings per share because they would not have had a dilutive effect. The tax benefit charged directly to equity for employee stock options was $77 million in 2002, $57 million in 2001 and $55 million in 2000. Refer to Note 1 in the Consolidated Financial Statements for the impact of stock-based compensation on pro forma net income and earnings per share for both the GESPP and MSOP.

The computations for basic and diluted earnings per share for each year follow.

Earnings Per Share (Amounts in millions, except per share amounts)	**2002**	2001	2000
Numerator:			
Net income	**$1,974**	$1,430	$1,782
Denominator:			
Denominator for weighted average common shares outstanding - basic	**390.0**	394.3	395.7
Dilution associated with the company's stock based compensation plans	**5.5**	5.6	4.2
Denominator for weighted average common shares outstanding - diluted	**395.5**	399.9	399.9
Earnings per share - basic	**$5.06**	$3.63	$4.50
Earnings per share - diluted	**4.99**	3.58	4.45

NOTE 18. Commitments and Contingencies

Operating Leases:
Rental expense under operating leases was $122 million in 2002 and $119 million in both 2001 and 2000. Minimum lease payments under operating leases with non-cancelable terms in excess of one year, as of December 31, 2002, follow.

Operating Leases (Millions)	2003	2004	2005	2006	2007	After 2007	Total
Minimum lease payments	$71	$52	$34	$25	$19	$82	$283

Capital Leases:
No material capital lease agreements are effective as of December 31, 2002 and 2001. Therefore, there are no material capital lease assets or capital lease obligations. However, 3M has entered into a license agreement involving a building in the United Kingdom. The lease portion of the agreement, effective in April 2003, qualifies for capital lease accounting treatment. During the second quarter of 2003, 3M will record a capital lease asset and obligation in the amount of approximately $54 million.

Minimum lease payments under capital leases, including the above-mentioned 2003 capital lease, with non-cancelable terms in excess of one year, as of December 31, 2002, follow.

Capital Leases (Millions)	2003	2004	2005	2006	2007	After 2007	Total
Minimum lease payments	$4	$4	$4	$4	$4	$91	$111

Guarantees:
3M's guarantees of loans with third parties, indemnification contracts, and other guarantees are estimated at approximately $25 million. 3M's accrued product warranty liability is also estimated at approximately $25 million.

Related Party Activity:
3M sales to related parties and indebtedness to 3M from related parties are not significant. Purchases from related parties (largely related to companies in which 3M has an equity interest) totaled approximately $87 million. Receivables due from employees for relocation and other ordinary business expense advances are approximately $25 million.

Legal Proceedings:
Discussion of legal matters is incorporated by reference from Part I, Item 3, Legal Proceedings, of this Annual Report on Form 10-K, and should be considered an integral part of the Consolidated Financial Statements and Notes.

NOTE 19. Quarterly Data (Unaudited)

(Millions, except per-share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Net sales					
2002	**$ 3,890**	**$ 4,161**	**$ 4,143**	**$ 4,138**	**$16,332**
2001	4,164	4,073	3,961	3,856	16,054
Cost of sales*					
2002	**$ 2,036**	**$ 2,231**	**$ 2,115**	**$ 2,114**	**$ 8,496**
2001	2,196	2,266	2,156	2,131	8,749
Net income*					
2002	**$ 452**	**$ 466**	**$ 545**	**$ 511**	**$ 1,974**
2001	453	202	394	381	1,430
Basic earnings per share - net income*					
2002	**$ 1.16**	**$ 1.19**	**$ 1.40**	**$ 1.31**	**$ 5.06**
2001	1.14	.51	1.00	.97	3.63
Diluted earnings per share - net income*					
2002	**$ 1.14**	**$ 1.18**	**$ 1.38**	**$ 1.29**	**$ 4.99**
2001	1.13	.50	.99	.96	3.58

*In 2002, the adoption of a new accounting standard resulting in the cessation of goodwill amortization and other indefinite-lived intangible asset amortization increased net income by 12 cents per diluted share. 2002 and 2001 results include non-recurring items primarily related to the 2001 restructuring plan. Non-recurring items increased cost of sales for the second quarter of 2002 ($91 million), first quarter of 2002 ($30 million), fourth quarter of 2001 ($61 million), third quarter of 2001 ($47 million), second quarter of 2001 ($141 million), and first quarter of 2001 ($23 million). Non-recurring items decreased net income and diluted earnings per share for the second quarter of 2002 ($73 million, or $.18 per diluted share), first quarter of 2002 ($35 million, or $.09 per diluted share), fourth quarter of 2001 ($6 million, or $.02 per diluted share), third quarter of 2001 ($43 million, or $.11 per diluted share), second quarter of 2001 ($249 million, or $.62 per diluted share) and first quarter of 2001 ($14 million, or $.03 per diluted share).

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

PART III

Item 10. Directors and Executive Officers of the Registrant. The information relating to directors and nominees of 3M is set forth under the caption "Proposal No. 1 - Election of Directors" in 3M's proxy statement for its 2003 annual meeting of stockholders ("3M Proxy Statement") and is incorporated by reference herein. Information about executive officers is included in Item 1 of this Annual Report on Form 10-K.

Item 11. Executive Compensation. The information relating to executive compensation is set forth under the captions "Summary Compensation Table," "Option Grants in Last Fiscal Year," "Option Exercises and Year-End Option Values," "Long-Term Incentive Plan Awards," "Employment Contract, Termination of Employment and Change-in-Control Arrangements," "Retirement Benefits," and "Compensation of Non-Employee Directors" in 3M's Proxy Statement and such information is incorporated by reference herein.

Item 12. Security Ownership of Certain Beneficial Owners and Management. The information relating to security ownership of certain beneficial owners and management is set forth under the caption "Beneficial Ownership Table" in 3M's Proxy Statement and such information is incorporated by reference herein.

Equity compensation plans information follows.

Equity Compensation Plans Information

Plan Category	A Number of securities to be issued upon exercise of outstanding options, warrants and rights	B Weighted-average exercise price of outstanding options, warrants and rights	C Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)
Equity compensation plans approved by security holders			
MSOP	35,593,613	$97.55	16,161,176
GESPP	--	--	8,632,495
Non-employee directors	--	--	299,509
Subtotal	35,593,613	97.55	25,093,180
Equity compensation plans not approved by security holders	--	--	--
Total	35,593,613	$97.55	25,093,180

Item 13. Certain Relationships and Related Transactions.
No matters require disclosure here.

The registrant will file with the Commission a definitive proxy statement pursuant to Regulation 14A by April 30, 2003.

Item 14. Controls and Procedures

a. Within the 90 days prior to the filing date of this annual report, the company carried out an evaluation, under the supervision and with the participation of the company's management, including the company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures are effective in timely alerting them to material information relating to the company (including its consolidated subsidiaries) required to be included in the company's periodic SEC filings.

b. There have been no significant changes in the company's internal controls or in other factors that could significantly affect internal controls subsequent to the date the company carried out this evaluation.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a) The consolidated financial statements filed as part of this report are listed in the index to financial statements on page 38.

All financial statement schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the consolidated financial statements or the notes thereto.

(b) Reports on Form 8-K:
3M filed a Form 8-K on March 4, 2003. 3M filed Form 8-K's for the fourth quarter of 2002 on November 15, 2002 and December 9, 2002.

The Form 8-K dated March 4, 2003, provides the certificate of incorporation as amended as of April 8, 2002. The amendment reflects the change in the company's name from Minnesota Mining and Manufacturing Company to 3M Company.

The Form 8-K dated November 15, 2002, contained press releases in connection with the sale of the company's 30-year zero-coupon senior convertible notes.

The Form 8-K dated December 9, 2002, provided the company's amended Bylaws.

(c) Exhibit Index:

Incorporated by Reference:

	Incorporated by Reference in the Report From
(3.1) Certificate of incorporation, as amended as of April 8, 2002.	Form 8-K dated March 4, 2003.
(3.2) Bylaws, as amended as of November 11, 2002.	Form 8-K dated December 9, 2002.
(4) Instruments defining the rights of security holders, including debentures:	
(4.1) common stock.	Registration No. 333-98163 on Form S-3/A filed on February 4, 2003. Registration No. 333-49830 on Form S-4/A filed on January 11, 2001. Registration No. 333-42660 on Form S-3/A filed on August 18, 2000.
(4.2) debt securities.	Registration No. 333-103234 on Form S-3 filed on February 14, 2003. Form 8-K dated December 7, 2000 and Registration No. 333-48922 on Form S-3/A filed on January 12, 2001.

(c) Exhibit Index (continued):

	Incorporated by Reference in the Report From
(10) Material contracts, management remuneration:	
(10.1) management stock ownership program.	Exhibit 4 of Registration No. 333-101751 on Form S-8 filed on December 10, 2002. Registration No. 333-101727 on Form S-8 filed on December 9, 2002. Exhibit 4 of Registration No. 333-30689 on Form S-8 filed on July 2, 1997.
(10.2) profit sharing plan, performance unit plan and other compensation arrangements.	Written description contained in issuer's proxy statement for the 2003 annual shareholders' meeting.
(10.3) director stock ownership program.	Exhibit 4 of Registration Statement No. 333-44692 on Form S-8 filed on August 29, 2000.
(10.4) deferred compensation obligations.	Registration No. 333-73192 on Form S-8 filed on November 13, 2001.

Submitted electronically to the SEC as part of this filing:

(10) Employment agreement dated November 19, 2002, between Registrant and Richard F. Ziegler.

(12) Calculation of ratio of earnings to fixed charges.

(21) Subsidiaries of the registrant.

(23) Consent of independent auditors.

(24) Power of attorney.

(99.1) Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

(99.2) Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3M COMPANY

By /s/ Patrick D. Campbell

Patrick D. Campbell,
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)
March 10, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 10, 2003.

Signature	**Title**
W. James McNerney, Jr.	Chairman of the Board and Chief Executive Officer (Principal Executive Officer and Director)
Linda G. Alvarado	Director
Edward A. Brennan	Director
Vance D. Coffman	Director
Edward M. Liddy	Director
Robert S. Morrison	Director
Ronald G. Nelson	Vice President and Controller
Aulana L. Peters	Director
Rozanne L. Ridgway	Director
Kevin W. Sharer	Director
Louis W. Sullivan	Director

Patrick D. Campbell, by signing his name hereto, does hereby sign this document pursuant to powers of attorney duly executed by the other persons named, filed with the Securities and Exchange Commission on behalf of such other persons, all in the capacities and on the date stated, such persons constituting a majority of the directors of the company.

By /s/ Patrick D. Campbell

Patrick D. Campbell, *Attorney-in-Fact*

Sarbanes-Oxley Section 302 Certification

I, W. James McNerney, Jr., certify that:
1. I have reviewed this annual report on Form 10-K of 3M Company;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 10, 2003

/s/ W. James McNerney, Jr.

W. James McNerney, Jr.
Chief Executive Officer

Sarbanes-Oxley Section 302 Certification

I, Patrick D. Campbell, certify that:
1. I have reviewed this annual report on Form 10-K of 3M Company;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 10, 2003

/s/ Patrick D. Campbell

Patrick D. Campbell
Chief Financial Officer



SERVICES FOR SHAREHOLDERS

ACCOUNT INFORMATION

Registered 3M shareholders can access account information and get answers to frequently asked questions in several ways:

Internet:
http://www.shareowneronline.com

Telephone:
(651) 450-4064 or 1-800-401-1952

E-mail:
http://www.wellsfargo.com/shareownerservices

Mail:
Wells Fargo Shareowner Services
161 North Concord Exchange
P.O. Box 64854
St. Paul, MN 55164-0854

DIVIDENDS

Quarterly dividends on 3M common stock typically are paid on or about the 12th of March, June, September and December. 3M has paid dividends since 1916.

Shareholders can reinvest dividends and make additional cash contributions through the Automatic Dividend Reinvestment Plan, or have dividend payments automatically deposited into checking or savings accounts through the Electronic Dividend Deposit Service.

STOCK LISTING

3M's common stock trades on the New York, Chicago, Pacific and Swiss stock exchanges. Our symbol is MMM. 3M is one of 30 companies in the Dow Jones Industrial Average and also is a component of the Standard & Poor's 500 Index.

ANNUAL SHAREHOLDERS' MEETING

3M's 2003 annual meeting of shareholders will be held on Tuesday, May 13, at 10 a.m. at RiverCentre, 175 West Kellogg Boulevard, St. Paul, Minnesota.

PROXY MATERIALS AND VOTING

Contact Wells Fargo Shareowner Services to arrange to receive proxy materials via the Internet. Shareholders of record may vote proxies by mail, via the Internet at www.eproxy.com/mmm, or by calling 1-800-240-6326. If a broker holds your shares, please consult the broker to determine your voting options.

INVESTOR INQUIRIES

Securities analysts, portfolio managers and representatives of financial institutions should contact:

Matt Ginter
Phone: (651) 733-8206
Fax: (651) 737-2901
3M Investor Relations
3M Center, Building 225-01-S-15
St. Paul, MN 55144-1000

CORPORATE NEWS AND REPORTS

Corporate news releases, 3M's Annual Report, and Forms 10-K and 10-Q are available online at http://investor.3M.com

PRODUCT INFORMATION

Information about 3M products and services is available at:

Internet:
http://www.3M.com/product

Telephone:
1-800-3M HELPS (1-800-364-3577)

VISIT US ON THE WEB

http://www.3M.com



General Offices

3M Center
St. Paul, MN 55144-1000
(651) 733-1110



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